File No. 1-14748

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-18 of

the Securities Exchange Act of 1934

For the month of april ,2002

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
(Translation of registrant's name into English)

5 DELEGATSKAYA STR., MOSCOW 103091, RUSSIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F_❄_Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____No_❄_

ROSTELECOM

Materials for the General Meeting of Shareholders of Open Joint Stock Company Long-Distance and International Telecommunications "ROSTELECOM"

on the results of performance in 2001

1 June 2002

Notice of Annual General Meeting of Shareholders of OJSC Rostelecom

Dear Shareholder,

Please be advised that the Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom located at: 5 Ulitsa Delegatskaya, Moscow 103091, acting pursuant to the Article 15 of the Company Charter, Article 65 of the Federal Law No. 208-FZ "On Joint Stock Companies" (as amended on 07 August 2001) and resolution of the Board of Directors of the Company dated **11 April 2002**, has decided to convene and hold an annual general meeting of shareholders of the Company which will take place at: **Rostelecom Training and Manufacturing Center, Village of Bekasovo, Naro-Fominsk District, Moscow Region on 1 June 2002.**

The list of persons entitled to participate in the annual general meeting of shareholders (hereinafter, "general meeting") has been drawn up on the basis of the data contained in the register of shareholders of the Company **as of 14 April 2002.**

Agenda of the Meeting:

1. Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and losses accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).
2. Determination of the amount, forms and payment deadlines of dividends for 2001 with respect to shares of each category.
3. Election of the Board of Directors of the Company.
4. Election of the Auditing Commission of the Company.
5. Approval of the external auditor of the Company for 2002.
6. Approval of the restated Charter of the Company.
7. Approval of the restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.
8. Approval of the restated Regulations on the Board of Directors of OJSC Rostelecom.
9. Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.
10. Approval of the restated Regulations on the General Director of OJSC Rostelecom.
11. Approval of the restated Regulations on the Management Board of OJSC Rostelecom.
12. Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.

The right to vote on all matters at the meeting is granted to the OJSC Rostelecom shareholders holding common shares and registered in the register of shareholders of the Company **as of 14 April 2002.**

A shareholder may participate in the general meeting in person or through an authorized representative. The power of attorney issued to an authorized representative must be drawn up in accordance with Section 57.1 of the Federal Law "On Joint Stock Companies" (as amended on 07 August 2001) or must be notarized.

Materials for the meeting are being sent by registered mail to all those included in the list of persons entitled to participate in the annual meeting of shareholders.

The following information is attached to this notice:

I. Materials for the General Meeting of Shareholders of OJSC Rostelecom:

1. Information on items of the agenda of the annual general meeting, including information on the candidates to the Board of Directors of the Company and the Auditing Commission of the Company.
2. Annual report of OJSC Rostelecom, including materials on the distribution of the Company's profits upon the results of 2001.
3. Opinion of CJSC Arthur Andersen, the Company's external auditor, on the 2001 accounting statements of OJSC Rostelecom.
4. Opinion of the Company's Auditing Commission on the results of inspection of the Company's accounting statements for 2001.

5. Major indicators of OJSC Rostelecom annual accounting statements.
6. Restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.
7. Restated Regulations on the Board of Directors of OJSC Rostelecom.
8. Amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom.
9. Restated Regulations on the General Director of OJSC Rostelecom.
10. Restated Regulations on the Management Board of OJSC Rostelecom.
II. Restated Charter of the Company

Pursuant to paragraph three of Section 52.3 of Federal Law No. 208-FZ "On Joint Stock Companies" (as amended on 07 August 2001), information on the annual accounting statements of OJSC Rostelecom and on the Charter of the "Iskra" Association of Federal Business Service Network Operators will be accessible to Company's shareholders entitled to participate in the general meeting during 20 days preceding the date of the general meeting of shareholders so they can inspect such materials to be provided by the Company's representatives authorized in relation to the matters of holding the annual general meeting of shareholders at the offices of OJSC Rostelecom and its branches.

At the request of a shareholder entitled to participate in the general meeting, the Company will provide it with a copy of the 2001 annual accounting statements of OJSC Rostelecom. The charge levied by the Company for the provision of such copies may not exceed the costs of their production.

Attachment 1

Information on the Agenda of the Annual General Meeting

First Item: **Approval of the Company's annual report, annual accounting statements, including profits and losses statement (profits and loss accounts) of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2001).**

The text of the annual report is contained in Attachment 1; the opinion of CJSC Arthur Andersen, external auditor of the Company, on the 2001 accounting statements of OJSC Rostelecom, is contained in Attachment 2; and the opinion of the Company's Auditing Commission reflecting the results of inspection of the 2001 accounting statements of the Company, is contained in Attachment 3.

Principal indicators of the Company's 2001 annual accounting statements are set out in Attachment 4.

Second Item: **Determination of the amount, form and payment deadlines of dividends for 2001 with respect to shares of each category.**

Based on OJSC Rostelecom's performance results of 2001, the Board of Directors has recommended payment of the following dividends:

On preferred shares: 0.9195237 Rubles per share (aggregate payment on preferred shares to account for 10% of net profits);

On common shares: 0.2144961 Rubles per share (aggregate payment on common shares to account for 7% of net profits).

It is proposed to commence payment of dividends for 2001 on 1 August 2002, and to complete such payment by the end of the fiscal year.

Pursuant to applicable Russian law and the Charter of the Company, the right to receive dividends for 2001 extends to shareholders entered in the register of shareholders **as of 14 April 2002**, i.e., the date of composing the list of persons entitled to participate in the annual general meetings to consider the Company's 2001 performance results.

Dividends will be paid in monetary form. The procedure for the payment of dividends to each shareholder will be determined in accordance with the data contained in the register of shareholders, namely:

- by remittance to the bank accounts of shareholders;
- by mail transfer (less postage);
- by payment in cash by Company cashiers (to Company employees only).

Third Item: **Election of the Board of Directors of the Company.**

Within the periods established by the Russian law, the Board of Directors of OJSC Rostelecom received proposals on the nomination of the following candidates to the Board of Directors of OJSC Rostelecom:

1. Vadim Y. Belov, Yuri A. Bilibin, Nikolai P. Yemelyanov, Igor V. Zabolotny, Sergei I. Kuznetsov, Alexander V. Lopatin, Anton I. Osipchuk, Stanislav N. Panchenko, Victor A. Polishchuk, Irina M. Ragozina and Valery N. Yashin. This proposal was made by OJSC Svyazinvest, a shareholder of OJSC Rostelecom holding, in aggregate, 50.67% of OJSC Rostelecom's voting shares.

2. Grigory M. Finger. This proposal was made by the following foreign legal entities which are shareholders of OJSC Rostelecom: Coolidge Investments Limited, Franklin Enterprises Limited, Lindsell Enterprises Limited, Pruett Enterprises Limited, Fenway Services Limited, Taft Enterprises Limited., ABSI Enterprises Limited, Nikitas Brokerage Limited, Ravenscourt Holdings Limited and CJSC Troika Dialog Management Company, holding, in aggregate, 2.07% of OJSC Rostelecom's voting shares.

3. Mikhail Victorovich Slipenchuk. This proposal was made by LLC Auditaviatrust, a shareholder of OJSC Rostelecom holding 2.07% of OJSC Rostelecom's voting shares.

Therefore, the following candidates have been included in the list of candidacies to be voted on in the election of the Board of Directors:

1. Vadim Y. Belov, Deputy General Director, OJSC Svyazinvest;
2. Yuri A. Bilibin, Assistant General Director, OJSC Svyazinvest;
3. Nikolai P. Yemelyanov, General Director, OJSC Novgorodtelecom;
4. Igor V. Zabolotny, Executive Director/Director, Marketing and Service Sales Department, OJSC Svyazinvest;
5. Sergei I. Kuznetsov, General Director, OJSC Rostelecom;
6. Alexander V. Lopatin, Deputy General Director, OJSC Svyazinvestнвест";
7. Anton I. Osipchuk, First Deputy General Director, OJSC Svyazinvest;
8. Stanislav N. Panchenko, Deputy General Director, OJSC Svyazinvest;
9. Victor A. Polishchuk, President, OJSC Russian Telecommunications Network;
10. Irina M. Ragozina, Director, Corporate Management Department, OJSC Svyazinvest;
11. Mikhail V. Slipenchuk, General Director, LLC METROPOL Investment Finance Company;
12. Grigory M. Finger, authorized representative of Lindsell Enterprises Limited; and
13. Valery N. Yashin, General Director, OJSC Svyazinvest.

Fourth Item: **Election of the Auditing Commission of the Company.**

Within the periods established by the Russian law, the Board of Directors of OJSC Rostelecom received proposals on the nomination of the following candidates to the Auditing Commission of OJSC Rostelecom:

1.Konstantin V. Belyayev, Chief Accountant, OJSC Svyazinvest; nominated by the shareholder OJSC Svyazinvest holding, in aggregate, 50.67% of OJSC Rostelecom's voting shares.

2. Yuri L. Vodopyanov, Deputy General Director, LLC METROPOL Investment Finance Company, nominated by LLC Auditaviatrust, holding 2.07% of OJSC Rostelecom's voting shares.

Pursuant to Section 53.7 of Federal Law No. 208-FZ "On Joint Stock Companies" (as amended on 7 August 2001), the Board of Directors of OJSC Rostelecom nominates the following candidates to the Auditing Commission of the Company:

1. Irina A. Smirnova, Deputy Chief Accountant, OJSC Rostelecom;
2. Pyotr V. Mikhalevsky, Chief, Corporate Management Department, OJSC Rostelecom; and
3. Irina V. Prokofyeva, Deputy Director and Chief of the Internal Audit and Economic Analysis Department, OJSC Svyazinvest.

Therefore, the following candidates have been included in the list of candidacies to be voted on in the election of the Auditing Commission of the Company:

1. Konstantin V. Belyayev, Chief Accountant, OJSC Svyazinvest;
2. Yuri L. Vodopyanov, Deputy General Director, LLC METROPOL Investment Finance Company;
3. Irina A. Smirnova, Deputy Chief Accountant, OJSC Rostelecom; and
4. Pyotr V. Mikhalevsky, Chief, Corporate Management Department, OJSC Rostelecom;
5. Irina V. Prokofyeva, Deputy Director and Chief of the Internal Audit and Economic Analysis Department, OJSC Svyazinvest.

Fifth Item: **Approval of the External Auditor of the Company for 2002.**

The Board of Directors of OJSC Rostelecom proposes that the annual general meeting approve CJSC Ernst & Young Vneshaudit as the external auditor of the Company for 2002.

In view of the enactment, on 7 August 2001, of Federal Law No. 120-FZ "On Amendments and Additions to the Federal Law 'On Joint Stock Companies'" and in view of the need to bring the Charter of the Company and its internal documents into conformity with the enacted amendments, it is proposed that a restated Charter of the Company and restated Regulations governing the activities of the Company's bodies are adopted as per the following agenda items of the general meeting.

Sixth Item: **Approval of the Restated Charter of the Company.**

The draft restated Charter of the Company is contained in Attachment 5.

Seventh Item: **Approval of the Restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom.**

The draft restated Regulations on the General Meeting of Shareholders of OJSC Rostelecom is contained in Attachment 6.

Eighth Item: **Approval of the Restated Regulations on the Board of Directors of OJSC Rostelecom.**

The draft restated Regulations on the Board of Directors of OJSC Rostelecom is contained in Attachment 7.

Ninth Item: **Introducing Amendments and Additions to the Regulations on the Auditing Commission of OJSC Rostelecom.**

The draft amendments and additions to the Regulations on the Auditing Commission of OJSC Rostelecom are contained in Attachment 8.

Tenth Item: **Approval of the Restated Regulations on the General Director of OJSC Rostelecom.**

The draft restated Regulations on the General Director of OJSC Rostelecom is contained in Attachment 9.

Eleventh Item: **Approval of the Restated Regulations on the Management Board of OJSC Rostelecom.**

The draft restated Regulations on the Management Board of OJSC Rostelecom is contained in Attachment 10.

Twelfth Item: **Participation of the Company in the "Iskra" Association of Federal Business Service Network Operators.**

The "Iskra" Association of Federal Business Service Network Operators is a non-commercial organization established by legal entities to assist its members in achieving the objectives provided for under its charter. OJSC ASVT, OJSC Ivtelecom, OJSC Elektrosvyaz of Ryazan Region, OJSC Elektrosvyaz of Kaluga Region and OJSC Svyazinform of Astrakhan Region are members of the Association. The Association is established to promote the development of the Russian market for communications services, to identify users' needs and to assure the provision of the required volume and quality of modern communications services provided to users on the territory of Russia.

Attachment 2

Annual Report of OJSC Rostelecom for 2001

I. INFORMATION ABOUT THE COMPANY

1.1. Full official name in the Russian language: Открытое акционерное общество междугородной и международной электрической связи "РОСТЕЛЕКОМ".

Full official name in the English language: Open Joint Stock Company Long – distance and International telecommunications «Rostelecom».

1.2. Legal address and location: 5 Delegatskaya Ulitsa, Moscow 103091, Russian Federation.
Mailing address: 14 1st Ulitsa Tverskaya-Yamskaya, Moscow 125047.

1.3. Company's state registration date: 23 September 1993.
Registration number: 021.833.

1.4. Structure of the Company's equity as of 01 January 2002.

Table No. 1

Common shares	
Principal groups of shareholders	**%**
OJSC Svyazinvest	50.67
Foreign shareholders	41.47
Russian shareholders	5.6
OJSC Rostelecom employees	2.26
Preferred shares	
Principal groups of shareholders	**%**
Foreign shareholders	69.10
OJSC Rostelecom employees	23.97
Russian shareholders	6.93

The Company's charter capital is 2,428,000 Rubles.
The Company's placed and authorized shares as of 01 January 2002.

Table No. 2

Categories (types) of shares	Number	Par value (Rubles)
I. Placed shares:		
• Common shares	728,696,320	0.0025
• Type A preferred shares	242,831,469	0.0025
II. Authorized shares:		
• Common shares	905,330,221	0.0025
• Type A preferred shares	531	0.0025

1.5. External auditor of the Company (Russian and international standards).

Full official name: Closed Joint Stock Company "Arthur Andersen"
License number: 006000
Licensing date: 28 June 2000
License valid until: 28 June 2003
Term of agreement: with respect to opinions on the statements prepared according to international accounting standards: 15 May 2002; with respect to opinion on the statements prepared according to the requirements of the legislation of the Russian Federation: 30 March 2002.

1.6. Registrar of the Company

Full official name: "RTC-Registrator" branch of the Closed Joint Stock Company "Registrator-Svyaz".
License number: 01147
Licensing date: 05 October 1996
License valid until: 08 October 2002

1.7. Organizational structure of the Company


General Meeting of Shareholders
Board of Directors
General Director
Management Board
Branches (24)
Representative office (1)

The Company has no regional, territorial or republic-level branches.
The Company's representative office is located in Geneva (Switzerland).

II. MAJOR EVENTS OF THE YEAR 2001

2.1. Optimization of the Company's Structure

On 2 October 2001, the Board of Directors of OJSC Rostelecom decided that optimization of the Company's structure is a priority task for 2001-2003.

On this basis, it was decided to restructure the existing 24 branches and to establish 7 enlarged branches in accordance with the structure of federal districts, as well as to keep the Long-Distance and International Telephone ("MMT") branch and Chief Center for the Management of Long-Distance Communications and Television ("GTsUMS"). OJSC Rostelecom formed a working group to develop and implement a program of establishing in the Central Federal District of a first united Central Branch of OJSC Rostelecom based on the TCLDCTV-21 and TCLDCTV-22 branches and on separate subdivisions comprising the TCLDCTV-9, TCLDCTV-13 and GTsUMS structure and located in the Central Federal District.

As a result, the Central Branch located in Moscow was established on 1 January 2002, and it is now operational.

2.2. Production Facilities Launched in 2001.

2.2.1. Fiberoptical Communication Lines (hereinafter, "FOCLs") – 1,686.81 kilometers

Table No. 3

Region	FOCL name	Length (km)
Northern Caucasus	Novorozhdestvenskaya-Stavropol-Makhachkala FOCL	140. 4
Volga basin	Samara-Saratov-Volgograd FOCL	1,077.19
Northwestern region	Lyuban-Issad FOCL	140.98
	Vologda-Issad-Murmansk FOCL	319.46
Central region	Moscow Ring FOCL (M-34-M-10-M-9-M-5-M-34)	8.78

2.2.2. Automatic long-distance telephone exchanges (hereinafter, "ALDTEs") – 10,800 channels. International telephone exchanges (hereinafter, "ITEs") – 1,320 channels.

The launching of three ALDTEs and the Moscow Ring FOCL increased the number of long-distance and international channels, making it possible to create a basis for the increase of OJSC Rostelecom's income base from long-distance and international communications services and to resolve problems related to the quality and range of services.

The launching of an ITE in Murmansk made it possible to increase the switching capacity of the Northwestern Regional International Switching Center.

2.2.3. Satellite Stations: 1.

The development of satellite communications on the basis of LMI-1 resource (Eastern fragment) will increase the reliability of the transport telecommunications network.

2.2.4. Automatic Telephone Exchanges (hereinafter, "ATEs"): - 2,600 numbers.

List of Facilities Launched in 2001

Table No. 4

Name of facility	Launched within year	Launched during quarter
Long-distance cable communication lines (km)	**1,686.81**	**2-4**
Vologda-Issad-Murmansk FOCL, launching complex (hereinafter, "lc")	319.46	4
Novorozhdestvenskaya-Stavropol-Makhachkala FOCL, 3 lc	140.4	4
Samara-Saratov-Volgograd FOCL, 2 lc.	516.2	2
Samara-Saratov-Volgograd FOCL, 3 lc.	560.99	4
Lyuban-Issad FOCL	140.98	3
Moscow Ring FOCL (M-34-M-10-M-9-M-5-M-34)	8.78	4
Satellite communication stations (items)	**1**	**4**
Creation of OJSC Rostelecom satellite communication network with LMI-1 IZS (Eastern fragment, 3 lc)	1	4
International telephone exchanges (channels)	**1,320**	**4**
ITE in Murmansk	1,320	4
Long-distance telephone exchanges (channels)	**10,800**	**4**
Expansion of EWSD-type ALDTEs/ATEs in LDTE-34 building, 1lc	2,640	4
EWSD-type ALDTE in LDTE-5 building	4,530	4
Expansion of EWSD-type ALDTE in LDTE-10 building	3,630	4
City ATEs (thousand numbers)	**2.6**	**3-4**
Installation and connection of Content-840 electronic automatic exchange (hereinafter, "EAE") in building p.5014	0.5	3
Expansion of EWSD-type ALDTEs/ATEs in LDTE-34 building, 1 lc	2.1	4

2.3. Provision of New Communications Services

For OJSC Rostelecom, the most significant events of 2001 related to the provision of new services are the following:

- industrial launching of the OJSC Rostelecom intellectual platform and commencement of the provision, on that basis, of commercial services under the codes 800 and 809;
- possibility to pay for long-distance and international telephone communications services with the ROSTELECOM Visa Electron bank card;
- modernization of the international leasing units of OJSC Rostelecom and organization of Frame Relay alternative international service.

The most significant changes in 2001 related to the provision by OJSC Rostelecom of long-distance and international telephone services:

- throughput of long-distance and international telephone traffic for 37 operators of connected networks, five operators of mobile networks and the MMT interregional transit network;
- transition in 2001 to international principles of interaction and settlements between OJSC Rostelecom and the CIS countries;
- entering into service agreements on provision of a package of international telecommunications services with eight foreign operators;
- provision of direct country call and direct Russia call services for 40 countries (for 37 countries in 2000);
- provision of access to the international toll-free telephone service to 360 foreign subscribers (274 foreign subscribers in 2000);
- provision of access to the ISDN long-distance and international integrated digital service to 34 foreign operators (31 operators in 2000);
- development of international roaming services for the benefit of Russian mobile operators with respect to 108 countries (95 countries in 2000);

• provision of long-distance and international communications under various types of prepaid OJSC Rostelecom cards – the World Card, as well as the STK and STK-Intertone service telephone cards.

2.4. General Meeting of Shareholders

On 30 June 2001, a general meeting of shareholders of the Company was held to review 2000 performance results.

III. CORPORATE DEVELOPMENT STRATEGY

OJSC Rostelecom seeks to increase its market share and its profitability by making the Company more competitive.

Principal targets for 2002:

1. Development and implementation of a marketing strategy:

• monitoring of competition on the market and introduction of a flexible tariff policy;

• close cooperation with regional operators in order to expand the range and volume of services offered;

• development of an integrated program of measures for more active involvement of connected networks' operators for the throughput of traffic via OJSC Rostelecom technical facilities;

• implementation of a program of measures to increase the volume of international traffic;

• development of additional services.

2. Further technological improvement of the OJSC Rostelecom network: increase of its capacities and technical opportunities and creation of a high-speed multiservice network to provide additional services, including packet switching data transmission services.

3. More efficient corporate management:

• further optimization of the organizational structure of OJSC Rostelecom: replacement of the existing 24 branches with seven branches matching the federal districts structure; preservation of MMT branch and GTsUMS ;

• further optimization of the management structure of the Directorate General of the Company: establishment of structural subdivisions in strict conformity with functional requirements;

• implementation of a cost reduction program, including deactivation of obsolete technologies, personnel policy optimization, optimization of investments in subsidiaries, etc.;

• introduction of systems for strategic business planning, managerial accounting and audits and evaluation of the efficiency of the principal subdivisions;

• increase of capital investment performance: clear orientation on the market in the selection of projects, strict supervision of implementation.

IV. TARIFF POLICY

The flexible tariff policy conducted by OJSC Rostelecom in 2001 enabled the Company to accomplish its principal tasks – those of ensuring the increase of income from long-distance and international telephone services, as well as preserving and increasing traffic volumes despite the high level of competition on the Russian market for communication services.

Principal directions of the tariff policy in the area of long-distance telephone communications in 2001:

Tariffs and rates regulated by the state.

• Increase of long-distance telephone tariffs for the public and for state-financed organizations in Moscow: the tariffs for state-financed organizations were raised from 1 July 2001 and from 1 January 2002; the tariffs for the public were raised from 1 July 2001.

• Increase of the basic line rate for regional operators: prior to July 2001, the basic line rate for settlements with regional operators was at the 1996 level; as a result, income from regional operators for long-distance services covered only 70 percent of the costs of the services rendered. In June 2001, the Russian Ministry for Antimonopoly Policy decided to raise the basic rate by 25 percent from 1 July 2001; in October 2001 it decided to again increase the rate by 25 percent as of 1 January 2002.

Tariffs and rates not regulated by the state.

• Reduction of average income rates for alternative operators due to greater competition on the operators' market.

Principal directions of the tariff policy in the area of international telephone communications in 2001:

• Increase of tariffs for international telephone communications services related to the CIS countries: as of 1 March 2001, the tariffs for communications with Moldova were raised; as of 1 July 2001, the tariffs for communications with Ukraine and Belarus were raised.

• Reduction of tariffs related to the principal European directions and to the United States and Canada: as of 1 July 2001, tariffs for these directions were reduced for subscribers in Moscow, Moscow Region, St. Petersburg and Leningrad Region.

• Reduction of average income rates for alternative operators due to growing competition on the operators' market.

• Reduction of basic rates for incoming traffic for international operators so as to increase the Company's competitiveness and maintain the volumes of incoming traffic.

4.2. Changes in the Tariffs for Long-Distance Telephone Connection (Call) Services Provided by OJSC Rostelecom in Moscow. Automatic Communications.

Table No. 5

Rubles

For state-financed organizations								
	from 01/01/1998	**from 20/06/1999**	**from 01/01/2000**	**from 01/01/2001**	**from 01/07/2001**		**from 01/01/2002**	
Tariff zone	24 hours a day 7 days a week	24 hours a day 7 days a week	24 hours a day 7 days a week	24 hours a day 7 days a week	Weekdays: 8 p.m. to 8 a.m; weekends and holidays: 24 hours a day	Weekdays: 8 a.m. to 8 p.m.	Weekdays: 8 p.m. to 8 a.m; weekends and holidays: 24 hours a day	Weekdays: 8 a.m. to 8 p.m.
Up to 100 km	0-- 60	0-- 69	0-- 75	0-- 90	0-- 69	1-- 10	0-- 81	1-- 32
100-600	1-- 20	1-- 38	1-- 50	1-- 80	1-- 39	2-- 20	1-- 66	2-- 64
601-1200	1-- 50	1-- 73	1-- 90	2-- 30	1-- 76	2-- 80	2-- 14	3-- 36
1201-3000	1-- 80	2-- 07	2-- 30	2-- 80	2-- 14	3-- 40	2-- 53	4-- 08
3001-5000	2-- 45	2-- 82	3-- 10	3-- 70	2-- 80	4-- 45	2-- 92	5-- 34
5001-7000	3-- 10	3-- 57	3-- 90	4-- 70	3-- 56	5-- 65	3-- 59	6-- 78

Rubles

For the public				
	from 01/01/1998	**from 01/02/1999**	**from 18/10/1999**	**from 01/07/2001**
Tariff zone	Weekdays: 8 p.m. to 8 a.m.	Weekdays: 8 p.m. to 8 a.m.	Weekdays: 8 p.m. to 8 a.m.	Weekdays: 8 p.m. to 8 a.m.
Up to 100 km	0-- 53	0-- 61	0-- 67	0-- 81
100-600	1-- 05	1-- 21	1-- 39	1-- 66
601-1200	1-- 37	1-- 58	1-- 82	2-- 14
1201-3000	1-- 68	1-- 93	2-- 03	2-- 53
3001-5000	2-- 31	2-- 66	2-- 39	2-- 92
5001-7000	2-- 84	3-- 27	2-- 78	3-- 59
	During the business tariff hours from 8 a.m. to 8 p.m. the K1=3 upgrading ratio is in force for the public. Weekends and holidays: K2=0.5.		K1=3	K1=3
			K2=0.65	K2=1

Rubles

For self-financing organizations			
	from 01/01/1998	**from 01/02/1999**	**from 18/10/1999**
Tariff zone	Weekdays from 8 p.m. to 8 a.m.	Weekdays from 8 p.m. to 8 a.m.	Weekdays from 8 p.m. to 8 a.m.
Up to 100 km	0-- 55	0-- 63	0-- 81
100-600	1-- 10	1-- 27	1--66
601-1200	1-- 43	1-- 64	2-- 14
1201-3000	1-- 76	2-- 02	2-- 53
3001-5000	2-- 42	2-- 78	2-- 92
5001-7000	2-- 97	3-- 42	3-- 59

	During the business tariff hours from 8 a.m. to 8 p.m. the K1=3 upgrading ratio is in force for self-financing organizations. Weekends and holidays: K2=0.5		K1=3 K2=1

4.3. Local communication services tariffs (city telephone exchanges (hereinafter, "CTEs"), rural telephone exchanges (hereinafter, "RTEs").

Table No. 6

	Telephone set installation charge				Subscription fee, Rubles			
	1998	1999	2000	2001	1998	1999	2000	2001
State-financed organizations								
-CTEs	4,000	3,500	3,500	3,500	25	30	40	40
- RTEs	Contractual tariff	2,000	2,000	-	25	30	40	-
Self-financing organizations								
- CTEs	6,000	5,000	5,000	5,000	75	75	75	75
- RTEs	Contractual tariff	4,000	4,000	-	Contractual tariff	75	75	-
The public								
- CTEs	2,500	3,500	3,500	3,500	10	30	40	40
- RTEs	Contractual tariff	2,000	2,000	-	10	30	40	-

4.4. Earnings of OJSC Rostelecom, including income from communication services (F65-Communications)

Table No. 7

Earnings of OJSC Rostelecom, including income from communication services, thousand Rubles				Rate of change of earnings,%		
1998	1999	2000	2001	1999/1998	2000/1999	2001/2000
8,933,472.00	15,207,065.00	16,870,215.00	19,229,815.61	170.2%	110.9%	114.0%
Income from communication services by ultimate users (F65-communications), thousand Rubles				**Rate of change of income from communication services,%**		
1998	**1999**	**2000**	**2001**	**1999/1998**	**2000/1999**	**2001/2000**
4,859,796.8	7,270,727.2	8,814,147.8	9,697,517.5	149.6%	121.0%	110.0%

V. CORPORATE ACTIONS

5.1. Information on the General Meeting of Shareholders for the Reporting Year

On 30 June 2001, an annual general meeting of shareholders of the Company was held. The annual meeting of shareholders was convened and conducted in accordance with Article 15 of the Charter of the Company, Article 65 of the Federal Law "On Joint Stock Companies" and the resolution of the Board of Directors of 18 April 2001.

The agenda consisted of the following items:

(1) Approval of the annual report, balance sheet, profits and losses statement of the Company, distribution of profits and losses for 2000 and planned distribution of profits and losses for 2001.
(2) Determination of the amount of dividends for 2000, form, procedure and term of payment of the dividends on shares of each category.
(3) Election of the members of the Board of Directors of the Company.
(4) Early termination of the powers of N.M. Korolev, General Director of the Company, as per his request.
(5) Election of the General Director of the Company.
(6) Approval of the external auditor of the Company for 2001.
(7) Amendments and additions to the Charter of the Company.
(8) Approval of the restated Regulations on the Auditing Commission of the Company.

(9) Election of the members of the Auditing Commission of the Company.

The following decisions were adopted at the 2001 annual general meeting of shareholders of the Company:

• the annual report, balance sheet, profits and losses statement of the Company, the distribution of profits and losses for 2000 and the planned distribution of profits and losses for 2001 were approved;
• the amount of dividends for 2000 and the form, procedure and term of payment of the dividends on shares of each category were determined;
• the Board of Directors of the Company composed of the following members was elected: Stanislav P. Avdiyants, Vadim Y. Belov, Vladislav S. Vasin, Nikolai P. Yemelyanov, Nikolai M. Korolev, Alexander V. Lopatin; Anton I. Osipchuk; Stanislav N. Panchenko; Victor A. Polishchuk; Grigory M. Finger and Valery N. Yashin;
• early termination of the powers of N.M. Korolev, General Director of the Company, as per his request, was granted;
• Sergei I. Kuznetsov was elected as the General Director of the Company;
• CJSC Arthur Andersen was approved as the Company's external auditor for 2001;
• amendments and additions to the Charter of the Company were introduced;
• the restated Regulations on the Auditing Commission of the Company were approved;
• the Auditing Commission of the Company composed of the following members was elected: K.V. Belyayev, D.A. Milovantsev and I.A. Smirnova.

No extraordinary general meetings of shareholders were held during the reporting period.

5.2. Information on the Activities of the Board of Directors of the Company

The Board of Directors of OJSC Rostelecom composed of 11 members was elected at the regular general meeting of shareholders on 30 June 2001.

Chairman of the Board of Directors: Valery Nikolayevich Yashin, General Director of OJSC Svyazinvest.

Members of the Board of Directors:

• Stanislav P. Avdiyants, Executive Director/Director, Economic Forecasts and Consolidated Planning Department, OJSC Svyazinvest;
• Vadim Y. Belov, Deputy General Director, OJSC Svyazinvest;
• Vladislav S. Vasin, First Deputy General Director, OJSC Svyazinvest;
• Nikolai P. Yemelyanov, General Director, OJSC Novgorodtelecom;
• Nikolai M. Korolev, shareholder;
• Alexander V. Lopatin, Deputy General Director, OJSC Svyazinvest;
• Anton I. Osipchuk, First Deputy General Director, OJSC Svyazinvest;
• Stanislav N. Panchenko, Deputy General Director, OJSC Svyazinvest;
• Victor A. Polishchuk, President, OJSC Russian Telecommunications Network;
• Grigory M. Finger, authorized representative of Lindsell Enterprises Limited.

Principal resolutions adopted by the Board of Directors during the reporting year:

• approval of the business plan and the capital construction plan of OJSC Rostelecom for 2001;
• acquisition by OJSC Rostelecom from CJSC RTC Leasing of 25 percent of the charter capital plus one share of OJSC RTComm.RU;
• approval of the action plan to optimize the OJSC Rostelecom structure;
• decision-making on the restructuring of obligations under leasing agreements.

Information on changes (increase or reduction) of the Company's charter capital for the reporting year, splitting of shares, increase of share par value: none.
Information on shares placed by the Company and those at its disposal: none.
Information on shares bought out and those acquired by the Company: none.
Information on shares on the balance sheet of the Company: none.

5.3. Information on the Activities of the Company's Executive Bodies

The membership of the Management Board of OJSC Rostelecom formed by the Board of Directors of OJSC Rostelecom on 29 September 2000 as amended by the Board of Directors at its sessions on 23 February 2001, 21 May 2001, 02 October 2001 and 19 December 2001:

• Sergei I. Kuznetsov, General Director of OJSC Rostelecom, Chairman of the Management Board;

- Alexei F. Alekhin, Deputy General Director, Commercial Director of OJSC Rostelecom;
- Pavel I. Alpetyan, Deputy General Director, Technical Director of OJSC Rostelecom;
- Vladimir I. Androsik, Deputy General Director, Financial Director of OJSC Rostelecom;
- Vladislav S. Vasin, First Deputy General Director of OJSC Svyazinvest;
- Sergei I. Glushko, Deputy General Director, Director for Development and Administrative Matters of OJSC Rostelecom;
- Dmitry E. Erokhin, First Deputy General Director of OJSC Rostelecom;
- Boris V. Zverev, Director of MMT branch;
- Vadim Y. Izotov, Deputy General Director, Director for Information Technologies of OJSC Rostelecom;
- Alexander V. Lopatin, Deputy General Director of OJSC Svyazinvest;
- Alexander A. Lutsky, Chief Accountant of OJSC Rostelecom;
- Marina D. Oleshek, Deputy General Director, Director for Organizational Development and Personnel Management of OJSC Rostelecom;
- Vladimir A. Petrov, Deputy General Director, Director of the Central Branch of OJSC Rostelecom.

Principal resolutions adopted by the Management Board during the fiscal year:

- proposals on adjustments to the OJSC Rostelecom business plan for 2001;
- structural optimization of OJSC Rostelecom branches;
- transfer of housing and social facilities from the balance of the branches into the municipal ownership of territorial formations;
- deactivation of analog lines;
- improvements to the OJSC Rostelecom Non-State Pension Fund System.

5.4. Information on the Activities of the Auditing Commission of the Company

The Auditing Commission of the Company composed of the following members was elected at the general meeting of shareholders:

- Belyayev, Konstantin Vladimirovich, Chief Accountant of OJSC Svyazinvest;
- Milovantsev, Dmitri Alexandrovich, Director, Internal Audit and Economic Analysis Department, OJSC Svyazinvest;
- Smirnova, Irina Anatolyevna, Deputy Chief Accountant, OJSC Rostelecom.

The following external experts participated in the audits: Prokofyeva, Irina Victorovna, Deputy Director, Internal Audit and Economic Analysis Department, OJSC Svyazinvest; and Frolov, Kirill Victorovich, Chief Expert, Internal Audit and Economic Analysis Department, OJSC Svyazinvest.

During the reporting year, the Auditing Commission held three sessions. Total number of audits: two.

Audits of financial and business activities were conducted in respect of the following matters:

- authenticity of the data contained in financial statements and other financial documents for 2001;
- procedure for the bookkeeping and submission of financial statements for 2001;
- study and analysis of the actual operation of the International Settlements Center;
- possible risks in settlements with communications Operators.

Of these, none were conducted on instructions from the general meeting of shareholders; two were conducted on the own initiative of the Auditing Commission; and none were conducted at the request of shareholders holding more than ten percent of the Company's voting shares. No material comments were made as a result of the audits.

VI. FINANCIAL AND BUSINESS OPERATION OF THE COMPANY

6.1. Structure of Income by User Category,%.

Table No. 8

	Public	Commercial organizations	State-financed organizations
Telephony (long distance)	46.16	47.21	6.62
Telephony (international)	60.2	32.65	7.15
Data transmission	1.54	98.46	0.01
Channel lease	0	86.4	13.6
Other services	8.18	49.47	42.43

6.2. Dynamics of the Company's Investments in Fixed Capital

Table No. 9

№	Indicators	Measuring units	1998*	1999*	2000*	2001*
1	2	3	4	5	6	7
1	Volume of capital investment for the account of all sources of financing	Million Rubles	2544.2	4061.8	6627.4	2407.1
1.1	Enterprise's own assets, including	Million Rubles	2469.8	3799.2	1800.6	1362.1
	- profits	Million Rubles	12.0	35.0	113.1	49.5
1.2	Borrowed funds	Million Rubles	74.4	262.6	4826.8	1045.0
2.	Share of borrowed funds in volume of capital investment	%	2.9	6.5	72.8	43.4

- based on the data contained in the Investment section of the Company's annual report on operations in 1997, 1998, 1999, 2000 and 2001.

6.3. Information on the Company's Participation in Other Organizations Providing Communications Services (where the Company's Share in the charter capital is at least 10 percent) and Effectiveness of Long-Term Financial Investments

Table No. 10

№	Name of organization	Principal activities	Share in charter capital,%	Contribution to charter capital, Rubles	Effectiveness of long-term investments	
					Return on assets,% (ROA)*	Net present value, thousand Rubles (NPV)*
		Subsidiaries				
1	CJSC Rospak	Provision of data transmission services and general purpose telematic services.	90.80	11,962,900	Financial and business activities terminated	
2	CJSC RTC-Internet	Provision of communication and information services, including access to various sources of information in the country and abroad, etc.	63.50	63,500	Financial and business activities terminated	
3	CJSC Incom	Manufacture of communications equipment, performance of feasibility studies, assembly and maintenance of communication systems. Provision of local and long distance telephone and data transmission services.	54.40	1,880	3.22	166,988
4	CJSC Globalstar-Space Telecommunications (GlobalTel)	Provision of local, long-distance and international communications services: voice mail, facsimile, data and paging via radio and telecommunications, etc.	51.00	5,100,000	-2.98	159,549
	Total			**17,128,280**		

Dependent companies						
1	CJSC Westelcom	Leasing of communication channels, financing of services to expand telephone exchanges	50.00	5,000	5.63	5,653
2	LLC STsS-Sovintel	Design, construction and operation of modern digital frequency international telecommunications network. Manufacture of communications equipment and automatic control systems.	50.00	600	32.10	4,132,652
3	CJSC Telecom-Center	Provision of TV channels, allocated digital channels and Internet services to Russian and foreign users.	45.00	4,500	11.93	145
4	CJSC Teleport TP	Provision of national and international telecommunications services to users in Russia and elsewhere, including digital telephone and facsimile communications, data transmission, TV services, teleconferencing and access to databanks and databases.	44.00	880	-24.91	4,840
5	OJSC Central Company Business Network	Internet services, research and development; production, sale and introduction of new data transmission technologies.	43.50	217,500	Financial and business activities terminated	
6	OJSC MLDTE No.9	Maintenance of public telephones, pay phones and equipment	36.86	4,756	3.68	2,556
7	Supplementary Liability Company Sovtelecom	Design, creation, operation and development of a cable television network in and around Yalta; arrangements for recreation for telecommunications employees, etc.	30.00	561,139	0.17	576
8	OJSC RTComm.ru	Information and computing services.	25.00	2,500	80.40	19,799
9	CJSC Rustel	Provision of local, long distance and international telephone communications via an allocated network; provision of satellite communications services.	25.00	2,000	0.00	2,953
10	OJSC Moscow Cellular Communications	Construction and operation of a cellular communications network in Moscow and Moscow Region; sale and rentals of cell phones for use in such network.	23.50	293,750	3.26	13,805
	Total			**1,092,625**		
Other organizations						
1	CJSC Telmos	Creation and operation of a communications network in Moscow and other regions. Provision of local, long-distance and international services.	20.00	6,148,000	24.15	17,873
2	LLC Arkhangelsk City Telephone Network	Provision of local telephone communication services and mobile radio telephone communication services.	17.00	51,000	0.56	3,528
3	LLC Tver Telecom	Planning, design and operation of communications networks. Provision of ISDN and data transmission services; rentals of communication lines.	15.00	29,098	16.89	5,373
4	CJSC Transport Digital Networks	Design, construction and operation of communications and data transmission systems. Analysis of the market for communications and data transmission and of communication systems and facilities.	15.00	15,000	11.09	48
5	CJSC TV-Inform	Provision of technical TV facilities, specialized receivers and transmitters and maintenance networks based on television and radio broadcasting channels for distribution of legal, economic, financial and other information in Russia, the CIS and abroad.	10.50	105	5.37	60
6	CJSC WestBalt Telecom	Digitalization of the secondary communications network in Kaliningrad Region. Provision of local, long-distance and international telephone and data transmission services.	10.00	4,051,200	-2.41	26
7	CJSC Telecross	Establishment, in Russia and other countries, of space telecommunications to support international satellite communications, surface telecommunications, etc.	10.00	2,050	-2.98	167,075
8	CJSC Ramsatcom	Rentals of long-distance and international communication channels and circuits.	6.55	146,691	43.14	691
	Total			**10,443,144**		

Note: * Calculation for the period of 2001—2006; 2001 being the basic year.

Comments to Table No. 10:

• **CJSC Telmos** was established in April 1993. Currently, its common shares are distributed as follows: AFK Sistema: 40%, Moscow City Telephone Network ("MGTS"): 40%, OJSC Rostelecom: 20%. Dividends amounting to 10,773,000 Rubles have been received on the settlement account of OJSC Rostelecom. As a result of its financial and business activities in 2001, the company earned 713,598,000 Rubles from the sale of products, work and services, which is 26.60 percent more than in 2000. Net profits remained practically unchanged and amounted to 165,209,000 Rubles.

• **CJSC Westelcom** was established on 14 August 1992. Participants in CJSC Westelcom are OJSC Rostelecom and the Russian Telecommunication Development Corporation, an American company. Each party holds a 50-percent share in the charter capital of CJSC Westelcom.

As a result of its financial and business activities in 2001, the company earned 125,393,000 Rubles from the sale of products, work and services, which is 64.97 percent less than in 2000. Net profits fell by 81.46 percent and amounted to 43,542,000 Rubles. Dividends amounting to 12,142,000 Rubles were received on the settlement account of OJSC Rostelecom.

• **CJSC Incom** was established on 19 June 1989. The charter fund of CJSC Incom's founders totals 3,456 Rubles and is distributed as follows: OJSC Rostelecom: 54.4%, Mashinoimpex: 16.72%, Ericsson Business Networks AB: 15.20%, Ericsson Nikola Tesla: 13.68%.

Sales in 2001 increased by 9.39% compared to 2000 and amounted to 85,340,000 Rubles. Net 2001 profits amounted to 1,636,000 Rubles.

• **OJSC Moscow Long-Distance Telephone Exchange No. 9 ("MMTS-9")** was registered on 13 July 1994. The charter fund of its founders totals 12,903 Rubles and is distributed as follows: OJSC Rostelecom: 36.86%, Russian Federation Ministry of State Property: 38%, individuals: 25.14%.

In 2001, the income of OJSC Moscow Long-Distance Telephone Exchange No. 9 was 104,143,000 Rubles – 27.74% more than in 2000. Net profits amounted to 23,705,000 Rubles – 53.56% more than in 2000. Dividends amounting to 479,060 Rubles were received on the settlement account of OJSC Rostelecom.

• **LLC Arkhangelsk City Telephone Network ("AGTS")** is the operator of the local general purpose network. LLC Arkhangelsk City Telephone Network was established on 11 May 1994 with a charter capital of 300,000 Rubles. Participants in the company are: OJSC Artelecom with 28%, OJSC Rostelecom with 17%, the Municipal Property Fund with 6%, CJSC Infotelecom with 7%, TOO Arkhangelsk TV Company with 7%, CJSC ArkhangelskGAZavtotekhobsluzhivaniye with 15%, OJSC Solombalsky Pulp Plant with 16%, and individuals with 4%.

As a result of its financial and business activities in 2001, the company's earnings from the sale of products, work and services increased by 19.04% and amounted to 75,064,000 Rubles.

• **CJSC Teleport TP** was registered on 9 April 1992 with a charter capital of 2,000 Rubles. CJSC Teleport TP's shareholders are OJSC Rostelecom with 44%, JV Technopark with 25%, and Technocom with 31%.

As a result of its financial and business activities in 2001, the company's earnings from the sale of products, work and services increased by 21.09% and amounted to 930,976,000 Rubles.

• **LLC STsS Sovintel** is a joint venture with a 50-percent share of foreign (US) capital; it was registered on 2 August 1990.

As a result of its activities in 2001, the company's earnings from the sale of work and services amounted to 3,522,980,000 Rubles. Income increased by 27.56% compared to 2000. Net profits for the reporting period exceeded the 2000 net profit level by 60.61% and amounted to 948,038,000 Rubles. Dividends amounting to 49,878,000 Rubles were received on the settlement account of OJSC Rostelecom.

• **OJSC Moscow Cellular Communications** ("MSS") was established on 29 January 1992 with a charter capital of 1,250,000 Rubles. OJSC MCC operates in the NMT – 450 standard. The following are the shareholders of OJSC MCC: OJSC Rostelecom with 23.5%, OJSC Moscow City Telephone Network with 23.5%, RTDC with 22.0%, Millicom International Holding with 20.0%, and the State Specialized Design Institute with 8.0%. Earnings from the sales in 2001 amounted to 1,139,052,000 Rubles, which was 19.68% less than in 2000.

• **Supplementary Liability Company Sovtelecom** was registered on 5 November 1997. The charter fund of SLC Sovtelecom is 357,800 hryvnias. The founders are: OJSC Rostelecom with 30%, LLC Informtech with 58%, and the Yalta City Council's Property Management Department with 12%.

As a results of activities in 2001, earnings from the sale of work and services amounted to 2,281,000 hryvnias. Income increased by 26.84% compared to 2000. Net profits over the reporting period exceeded the 2000 level by 90.99% and amounted to 61,500 hryvnias.

• **CJSC Telecom-Center** was registered on 15 February 1994. The charter fund is 10,000 Rubles. The shares of the Founders are as follows: OJSC Rostelecom: 45.00%, individuals: 50.75%, 4.25% is recorded in the balance sheet of CJSC Telecom Center.

As a results of activities, earnings from the sale of work and services in 2001 amounted to 124,198,000 Rubles, a 7.51-percent increase over 2000. Net profits decreased by 50.27% and amounted to 15,401,000 Rubles. Out of the 2000 net profits, 1,071,000 Rubles of dividends were paid to OJSC Rostelecom; the 2001 payment was 2,295,000 Rubles.

• **LLC Tver Telecom** was established in 1998 with a charter capital of 193,984 Rubles. The participatory shares of the founders are as follows: OJSC Rostelecom: 15%, OJSC Elektrosvyaz of Tver Region: 26%, CJSC RTC-Leasing: 1%, CB Alpari: 13%, CJSC Tver Cellular Communications: 25%, CJSC Teleservice: 10%, and individuals: 10%.

As a result of its financial and business activities in 2001, earnings from the sale of products, work and services amounted to 89,599,000 Rubles – 15.48% less than in 2000. Net profits also decreased by 57.00% and amounted to 11,495,000 Rubles.

• **CJSC Globalstar Space Telecommunications (GlobalTel)** was established by OJSC Rostelecom and Globalstar with a charter capital of 10,000,000 Rubles. The share of OJSC Rostelecom in the charter capital of CJSC GlobalTel is 51% and that of Globalstar, 49%.

In the latter half of 2000 the company began to provide communication services to customers. Despite the considerable increase of earnings – 171,972,000 Rubles, due to the growth of the number of subscribers by 4,281%, net profits are negative due to the insufficiently high costs of communication services and amount to 356,316,000 Rubles.

• **CJSC WestBalt Telecom** was established in 1992 to provide local, long-distance and international communication and data transmission services. The charter capital is 40,512,000 Rubles. The Company's shareholders: OJSC Rostelecom with 10%, OJSC Elektrosvyaz of Kaliningrad Region with 28%, CJSC Balticom with 13%, and OJSC Balticom Mobile with 49%. As a results of activities in 2001, earnings from the sale of work and services decreased by 14.65% and amounted to 61,515,000 Rubles.

• **CJSC Transport Digital Networks** was registered on 23 October 1995 with the Administration of Odintsovsky District of Moscow Region. Charter capital: 100,000 Rubles. The CJSC Transport Digital Networks' shareholders are: OJSC Rostelecom with 15%, individuals with 49.5%, and 35.5% is recorded in the balance sheet of the company.

As a results of activities in 2001, earnings from the sale of work and services increased by 20.05% compared to 2000 and amounted to 13,942,000 Rubles. Net profits rose by 778.16% and amounted to 2,801,000 Rubles.

• **CJSC TV-Inform** was registered on 20 October 1992 with the Moscow Registration Chamber. The charter capital is 1,000 Rubles. The shareholders of CJSC TV-Inform are: OJSC Rostelecom with 10.5%, CJSC Panorama Innovation Company with 21%, GTsRT with 10.5%, TTC Ostankino with 10%, and individuals with 48%.

Earnings from the sale of work and services in 2001 amounted to 3,903,000 Rubles – a 20.17-percent increase over 2000.

6.4. Information on Major Commercial and Non-Commercial Organizations in which the Company Participates.

OJSC Rostelecom does not participate in holding companies or financial and industrial groups.

6.5. Dynamics of Accounts Receivable and Accounts Payable

Table No. 11

№	Name of indicators	Measuring units	1998	1999	2000	2001
1	Total accounts receivable, including	thou. rbl.	4,180,068	6,700,753	7,516,897	7,250,612
	- long-term	thou. rbl	29,775	1,629,404	1,653,879	834,879
	- short-term	thou. rbl	4,150,293	5,071,349	5,863,018	6,415,733
	% of gross earnings	%	46.8	44.1	44.6	37.7

2	Overdue accounts receivable	thou. rbl	185,271	1,492,881	562,228	562,228
	% of gross earnings	%	2.1	9.82	3.3	2.9
3	Total accounts payable, including	thou. rbl	16,046,728	24,234,524	15,525,527	13,383,203
	- long-term	thou. rbl	8,714,445	18,951,950	9,739,604	7,796,449
	- short-term	thou. rbl	7,332,283	5,282,574	5,785,923	5,586,754
	% of gross earnings	%	179.6	159.4	92.0	69.6
4	Overdue accounts payable	thou. rbl	1,873	265,692	-	-
	% of gross earnings	%	0.02	1.75	-	-
5	Gross earnings	thou. rbl	8,933,472	15,207,065	16,870,215	19,229,816

6.6. Information on the Coverage of Previous Years' Losses

Data on the coverage of previous years' losses is presented in Table No. 17, "Report on the Use by the Company of Undistributed Profits for 2001."

6.6. Dynamics of Major Indicators of Network Development
6.7.

Table No. 12

	Indicators	Measuring units	1998	1999	2000	2001
1.	Increment of length of long-distance telephone channels					
	total	mln ch./km	102.3	192.7	40.25	40.4
	including					
	digital channels	mln ch./km	101.6	192.7	40.25	39.96
2.	Increment of basic telephone sets					
	total	thou. items	0.728	1.083	5.999	0.328
	including					
	- CTEs;	thou. items	0.728	1.083	5.999	0.328
	- RTEs	thou. items	-	-	-	-
3.	Increment of outgoing automatic ALDTEs,					
	total	channels	10,744	12,157	11,019	2,136
	including					
	zone communications	channels	-	154	2,944	330

6.8. Dynamics of Analytical Indicators of Financial Condition

Table No. 13

Name of indicator	1998	1999	2000	2001
1. Book profit yield	-	23.11%	17.99%	30.15%
2. Autonomy ratio	0.44	0.36	0.35	0.44
3. Absolute liquidity ratio	0.16	0.38	0.13	0.24
4. Current liquidity ratio	1.02	2.18	1.40	1.23
5. Operating assets sufficiency ratio	-1.15	-1.20	-1.17	-0.54

6.9. Dynamics of Social Indicators

Table No. 14

Indicators (form 1-t)	Measuring units	1998	1999	2000	2001
1. Average listed number of employees (less part-time workers and outsiders)	person	35,201	35,969	36,017	35,189
2. Average monthly salary per employee	Rubles	2,026	3,083	4,083	4,662
3. Average monthly income per employee	Rubles	2,104	3,159	4,173	4,825

6.10. Dynamics of Major Indicators of the Efficiency of the Company's Activities

Table No. 15

№	Name of indicator	Measuring units	1998	1999	2000	2001
1.	Profits per employee	thousand Rubles	-	100.9	66.0	124.8
2.	Number of lines per employee	item	-	-	-	-
3.	Production cost per unit	Rbl./per 100 Rbl.	69.0	57.8	72.0	70.8
4.	Share of salaries in earnings	%	9.1	8.9	9.5	9.9

6.11. Information on Net Company Assets as of 01/01/2002

Table No. 16

1. Amount of net assets (thousand Rubles)	16,708,903
2. Charter capital (thousand Rubles)	2,429
3. Reserve Fund (thousand Rubles)	364
4. Net Assets to Charter Capital Ratio (entry 1/entry 2)	6 879
5. Net Assets to Charter Capital and Reserve Fund Ratio (entry 1/(entry 2+entry 3))	5 982

Over the reporting period, net assets increased by 2,529,403,000 Rubles or 15.14%.

6.12. Dynamics of Dividend Payments on Company Shares (per Share)

Table No. 17

Type of securities	1998 *		1999		2000		2001**	
	amount (rbl)	% of par value	amount (rbl)	% of par value	amount (rbl)	% of par value	amount (rbl)	% of par value
1. Common shares	-	-	0.1645	6,580	0.1634	6,536	0.2144961	8,579
2. Type A preferred shares	-	-	0.8093	32,372	0.4243	16,972	0.9195237	36,780

Comments to Table:

* Dividends for 1998 were not paid.

** Amount of dividends proposed by the Board of Directors (Supervisory Board) of the Company for approval by the general meeting of shareholders.

VII. USE OF UNDISTRIBUTED PROFITS BY THE COMPANY

7.1.Report on the Use of Undistributed 2001 Profits by the Company

Table No. 19

2001

№	Name of indicator	Measuring units	Approved by general meeting of shareholders	Actually accrued (spent*) out of undistributed profits for previous years
	Idle balance of undistributed profits	thousand Rubles	**1,921,488**	**1,921,488**
1	2	3	4	5
	Uses of distributable profits:			
1	Accumulation Fund, total	thousand Rubles	**110,000**	**49,511**
	% of total distributable profits	%	5.72	2.6
	Including:			
A	to finance capital expenditures for production purposes (including participatory shares)	thousand Rubles	110,000	49,511
B	other costs of creating new fixed assets			
C	To pay interest on long-term loans from banks and equipment suppliers			
2	Social fund, total	thousand Rubles	-	-
	% of total distributable profits	%	-	-
3	Consumption fund, total	thousand Rubles	**222,097**	**222,097**
	% of total distributable profits	%	11.56	11.56
	including:			
	dividend payment funds	thousand Rubles	222,097	222,097
	% of total distributable profits	%	11.56	11.56
	to maintain social facilities	thousand Rubles	-	-
	% of total distributable profits	%	-	-
4	Profit sharing fund (dividend fund)	thousand Rubles	-	-
	% of total distributable profits	%	-	-
5	Reserve Fund, total	thousand Rubles	**364**	**364**
	% of total distributable profits	%	0.018	-
6	Specialized employee stock participation fund	thousand Rubles	-	-
	% of total distributable profits	%	-	-
7	Working asset replenishment costs (to repay long-term loans from banks and equipment suppliers -- total	thousand Rubles	-	-
	% of total distributable profits	%	-	-
8	Other costs, total	thousand Rubles	**1,589,027**	**1,509,591**
	% of total distributable profits	%	82.70	78.56
	Including:			
A	to pay interest on long-term loans from banks and equipment suppliers, total	thousand Rubles	100	100
B	Charity	thousand Rubles	-	-
C	for use as contributions to charter capital of other organizations	thousand Rubles	-	-
K	other costs (decode; actual use to be reflected accordingly in entry 5 or 6)	thousand Rubles	1,588,977	1,509,491
	TOTAL:	thousand	**1,921,488**	**139,925**

		Rubles		

Note:
* Entry 5 re: indicators 1,2,3,4,5,6 and 7 reflects the use of undistributed profits (i.e., amount used to form funds in quantities approved by general meeting of shareholders), not actual use of funds for economic incentives

7.2. Principal Uses by the Company of Undistributed (Net) Profits in 2002

Table No. 20

№№	Name of indicators	Meas. unit.	2001		2002
			Approved by general meeting of shareholders	Report	Plan
1	2	3	4	5	6
	Undistributed profits - **total** (ind.2 "for reference"+entry 470 of form 1 of balance sheet)	thousand Rubles	1,921,488	1,921,488	2,372,818
	Principal directions of distribution of profits:				
1.	**To cover:**				
(a)	Losses for the previous years	thousand Rubles	1,588,927	1,509,591	1,047,048
	including: - costs of previous years not covered by sources of financing	thousand Rubles	1,114,843	1,114,843	1,047,048
(b)	Loss in the fiscal year	thousand Rubles	-	-	-
2.	To form the reserve fund	thousand Rubles	364	364	364
	% of net profits for 2001	%	0.014	0.014	0.016
	% of total distributable profits	%	0.018	0.018	0.015
3.	To form employees' specialized stock participation fund (if provided for under constituent documents)	thousand Rubles	-	-	-
	% of total distributable profits	%	-	-	-
4.	To pay dividends	thousand Rubles	222,097	222,097	379,592
	% of net profits for 2001	%	8.81	8.81	17.00
	% of total distributable profits	%	11.56	11.56	16.00
5.	Funds used by Company as financial security for production development (including share participation), total	thousand Rubles	110,000	49,511	-
	% of total distributable profits	%	5.72	2.6	-
	Including: - share participation	thousand Rubles	-	-	-
6.	Balance of undistributed profits	thousand Rubles	100	139,925	945,814
	including: - replenishment of operating assets	thousand Rubles	-	-	X
7	For reference Costs of specific assistance to OJSC Rostelecom employees affected by the spring flood in 2001	thousand Rubles	-	3,554	-

For reference:

Table No. 21

№№	Name of indicator	Meas. units	As per 2001 balance sheet
1.	Undistributed profits for the previous years (entry 460 of form 1of balance sheet)	thousand Rubles	338,077
	Including:		
a)	-used as a source of financing for production development (entry 051column 6 form 3 of balance sheet-entry 411 column 6 form 5 of balance sheet-entry 5 "c")	thousand Rubles	49,511
b)	-used to replenish operating assets on the basis of decisions of the meeting of shareholders in 2000 and 2001	thousand Rubles	-
c)	-amount of additional evaluation of deactivated and re-evaluated fixed assets carried over from additional capital	thousand Rubles	148,641
2.	Undistributed profits for the previous years to be distributed in 2002 (entry 1 –entry 1"a"-entry 1"b"-entry 1"c")	thousand Rubles	139,925
3.	Undistributed profits for the fiscal year (entry 470 form 1of balance sheet)	thousand Rubles	2,232,893
4.	Aggregate losses - **total** (entry 465 + entry 475 form 1 of balance sheet) Including:	thousand Rubles	1,047,412
(a)	Uncovered losses for the previous years	thousand Rubles	1,047,412
	Including:		
	Costs not covered by sources of financing	thousand Rubles	1,047,412
(b)	Uncovered loss for the fiscal year	thousand Rubles	-
	Prospective sources to cover above losses - **total**	thousand Rubles	1,047,412
	Including:		
(a)	Undistributed profits for the previous years	thousand Rubles	139,925
	Including:		
	Undistributed profits for the previous years as per the amount of additional evaluation of deactivated and re-evaluated fixed assets carried over from additional capital	thousand Rubles	-
(b)	Reserve fund	thousand Rubles	364
(c)	Undistributed profits for the fiscal year 2001	thousand Rubles	907,123
(d)	Added capital (less amounts of increment of property value as per re-evaluation)		-
5.	Social facilities fund:	thousand Rubles	-
(a)	Amount of social facilities fund carried over from account 88, "Social Facilities Fund" subaccount, to account 88, "Undistributed Profits for the Previous Years" subaccount	thousand Rubles	-
(b)	Value of social facilities acquired following the Company's privatization	thousand Rubles	-
(c)	Unused amount of social facilities fund (entry 5"a"-entry 5"b")	thousand Rubles	-

Attachment 3

Opinion of the Independent Auditor to the Shareholders on the Accounting Statements of OJSC Rostelecom for year ended on 31 December 2001

1. We have carried out the audit of the accounting statements of OJSC Rostelecom for the year ended on 31 December 2001. These statements were prepared by the executive body of OJSC Rostelecom in accordance with the Federal Law No.129-FZ "On Accounting", dated 21 November 1996, and the "Regulations on Accounting and Reporting in the Russian Federation", approved by the Order No.34n of the Russian Federation Ministry of Finance on 29 July 1998. The accounting statements prepared in accordance with the Federal Law No.129-FZ "On Accounting", dated 21 November 1996, and the "Regulations on Accounting and Reporting in the Russian Federation",

approved by the Order No.34n of the Russian Federation Ministry of Finance, dated 29 July 1998, significantly differ from statements prepared in accordance with international accounting standards.

2. Preparation of these statements is the responsibility of the executive body of OJSC Rostelecom. Our responsibility is to express an opinion on the accuracy of the statements in all material respects based on the conducted audit.

3. The audit of the accounting statements of OJSC Rostelecom for reporting periods prior to 2001 was conducted by a different auditor whose opinion of the accuracy of the accounting statements of OJSC Rostelecom for the year ended on 31 December 2000 was expressed in the conditionally positive auditor's opinion, dated 28 April 2001. The scope of work performed by us did not include inspection of the accounting statements of OJSC Rostelecom for the periods preceding the year ended on 31 December 2001.

4. We carried out the audit in accordance with Federal Law No.119-FZ "On Auditing", dated 7 August 2001, and the Auditing Rules (Standards) approved by the Auditing Commission with the President of the Russian Federation. We planned and performed our audit to obtain reasonable assurance that the accounting statements have been prepared in accordance with the Federal Law No.129-FZ "On Accounting", dated 21 November 1996, and the "Regulations on Accounting and Reporting in the Russian Federation" approved by the Order No.34n of the Russian Federation Ministry of Finance, dated 29 July 1998. Our audit included selective examination of the data supporting the amounts and explanations set forth in the accounting statements. We believe that our audit provides a reasonable basis for our opinion with respect to the accuracy of the statements.

5. In the course of our audit of the accounting statements of OJSC Rostelecom we could not obtain confirmation whether the procedure for recording the accounting of operations, connected with external economic activity of the company, conforms with the economic essence of such operations. If the procedure for recording the above operations does not correspond to their economic nature, the effect of adjustment of the figures in accounting statements might be significant. At present, OJSC Rostelecom is revising and adjusting the procedure for reflecting the company's transactions related to external-economic activity.

6. In the process of auditing the accounting statements of OJSC Rostelecom, we discovered the presence of unidentified amounts related to objects under construction which constitute expenses incurred prior to 2001. In this respect, we could not obtain sufficient information to form an opinion concerning the accuracy of the amount recorded in line 130, "Objects Under Construction," of the balance sheet. Currently Rostelecom is in the process of inventorying and collecting documentation in order to verify the amount recorded in line 130, "Objects under Construction", of the balance sheet.

7. In our opinion, leaving aside any corrections which may be deemed necessary if sufficient confirmation is obtained with respect to the circumstances specified in Sections 5 and 6, the accounting statements attached to this Opinion are accurate, i.e., reflecting in all material respects the assets and liabilities of OJSC Rostelecom as of 31 December 2001 and the financial results of its activity for the year ended on 31 December 2001 in accordance with the Federal Law No.129-FZ "On Accounting", dated 21 November 1996, and the "Regulations on Accounting and Reporting in the Russian Federation" approved by the Order No.34n of the Russian Federation Ministry of Finance, dated 29 July 1998.

Partner — Balashov Vadim Alexandrovich

Auditor — Golkova Tatyana Georgievna

20 March 2002

Attachment No. 4

OPINION
of the Auditing Commission on the Results of Review of the Annual Accounting Statements of OJSC Rostelecom

25 March 2002 The City of Moscow

Based on the Regulations on the Auditing Commission of the open joint stock company Rostelecom, the Auditing Commission of OJSC Rostelecom comprised of:

- D.A. Milovantsev
- K.V. Belyayev
- I.A. Smirnova

has carried out the audit of the annual accounting statements for year 2001.
The audit was conducted from 11 till 15 May 2002.
Full firm name of the Company: Open Joint Stock Company Long-distance and International Telecommunications "Rostelecom".
Legal address: 5 Delegatskaya Street, Moscow 103091. Address of location: 14, 1st Tverskaya-Yamskaya Street, Moscow 125047.
Date of state registration of the Company: 23 September 1993. Registration number: 021.833.

This review (audit) has stated the following:

The audit included selective examination of the data supporting the figures and explanations set forth in the accounting statements. In the opinion of the Auditing Commission, the conducted review provides reasonable grounds to express an opinion on the accuracy of such statements.

It has been determined in the course of the examination that the Company in its business activity is guided by the provisions of the Civil Code of the Russian Federation, the Tax Code of the Russian Federation and other legal acts of the Russian Federation.

The accounting statements were prepared in accordance with the requirements stipulated by "Regulations on Accounting and Reporting" approved by the Order No.34n of Russian Federation Ministry of Finance, dated 29 July 1998, Order No.43n of the Russian Federation Ministry of Finance "On the Approval of the Accounting Regulations on Accounting in an Organization", dated 06 July 1999 (PBU 4/99) and Order No.60n of the Russian Federation Ministry of Finance "On Methodological Recommendations regarding the Procedure for the Preparation of Records of Corporate Accounting", dated 28 June 2000 (with amendments and additions).

The Auditing Commission did not find any material violation of the established procedure of accounting and preparation of accounting statements which could significantly affect the accuracy of the accounting statements.

The accounting statements of OJSC Rostelecom present a full and objective information on financial and business operations and results of the activity required for operational management and administration and for the use by investors, suppliers, customers, creditors, tax, financial and banking authorities and other interested organizations and entities.

Opinion

In the opinion of the members of the Auditing Commission the accounting statements prepared reflect the assets and liabilities of the company as of 01 January 2002 and the financial results of its activity for the year of 2001 pursuant to the requirements stipulated by the normative acts of the Ministry of Finance of the Russian Federation (orders No.34n, dated 29 July 1998, No.43n, dated 06 July 1999 and No.60n, dated 28 June 2000, with amendments and additions).

Chairman of the Auditing Commission Milovantsev D.A.

Member of the Auditing Commission Belyayev K.V.

Secretary of the Auditing Commission Smirnova I.A.

Attachment No. 5

MAJOR INDICATORS OF OJSC ROSTELECOM
ANNUAL RUSSIAN ACCOUNTING STATEMENTS

Major 2001 Balance Sheet Indicators

Table No. 18

	Entry code	As of beginning of the reporting period	As of end of the reporting period
1	2	3	4
I. NONOPERATING ASSETS Intangible assets (04, 05)	110	698,804	23
Fixed assets (01, 02, 03),	120	23,611,585	19,543,286
Unfinished construction (07,08,16,61)	130	2,701,445	2,950,952
Profitable investments in tangible valuables (03),	135	-	-
Long-term financial investments (06,82)	**140**	921,199	1,053,469
Other nonoperating assets	150	-	-
Total for section I	**190**	27,933,033	23,547,730
ASSET	Entry code	As of beginning of the reporting period	As of end of the reporting period
1	2	3	4
II.OPERATING ASSETS Inventory	**210**	778,962	1,174,566
Value-added tax on acquired valuables (19)	220	2,570,207	2,337,482
Accounts receivable (payments expected in more than 12 months after the reporting date)	**230**	1,653,879	834,879
Accounts receivable (payments expected within 12 months after the reporting date)	**240**	5,683,018	6,415,733
Short-term financial investments (56, 58, 82),	**250**	57,856	1,129,842
Cash funds	**260**	1,077,841	1,534,000
Other operating assets	270	-	-
Total for section II	**290**	11,821,763	13,426,502
BALANCE (sum of entries 190+290)	**300**	39 754 796	36 974 232
LIABILITIES	Entry code	As of beginning of the reporting period	As of end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES Charter capital (85)	410	2,429	2,429
Added capital (87)	420	14,155,624	14,543,988
Reserve capital (86)	**430**	364	364
Social facilities fund (88)	440	809,256	228,629
Undistributed profits for the previous years (88)	460	175,661	338,077
Uncovered losses for the previous years (88)	465	(1,047,412)	(1,047,412)
Undistributed profits for the fiscal year (88)	470	X	2,232,893
Uncovered losses for the fiscal year (88)	475	X	
Total for section III	**490**	14,095,922	16,298,968
IV. LONG-TERM OBLIGATIONS Loans and credits (92, 95),	**510**	7,016,990	1,542,528
Other long-term obligations	520	9,739,604	7,796,449
Total for section IV	**590**	16,756,594	9,338,977
V. SHORT-TERM OBLIGATIONS Loans and credits (90,94),	**610**	2,438,167	5,319,106
Accounts payable	**620**	5,785,923	5,586,754
Overdue income payments to members (founders) (75)	630	223,967	20,492
Future income (83)	640	454,223	409,935
Reserves for future costs (89)	650	-	-
Other short-term obligations	660	-	-
Total for section V	**690**	8,902,280	11,336,287
BALANCE (sum of entries 490+590+690)	**700**	39,754,796	36,974,232

Major Indicators of the 2001 Profits and Losses Statement

Table No. 18

Name of indicator	Entry code	For the reporting period	For analogous period of last year
1	2	3	4
I. Usual activities income and costs Net earnings from sales of goods, products, work, services (less value-added tax, excise taxes and similar mandatory payments	010	19,229,816	16,870,215
Production costs of goods, products, work and services sold	020	(11,901,700)	(10,351,822)
Gross profits	**029**	7,328,116	6,518,393
Commercial costs	030	(170,262)	(172,501)
Managerial costs	040	(1,545,675)	1,533,441
Sales profits (losses) (entries 010 -020 -030 -040)	**050**	5,612,179	4,812,451
II. Operational income and costs Interest to be received	060	92,679	43,796
Interest to be paid	070	(676,725)	(1,129,425)
Income from participation in other organizations	080	82,824	54,182
Other operational income	090	4,346,343	2,630,628
Other operational costs	100	(5,182,137)	(2,992,941)
III. Income and costs unrelated to sales Income unrelated to sales	120	1,135,317	1,557,528
Costs unrelated to sales	130	(1,304,857)	(2,806,736)
Profit (loss) before taxes (entries 050+060-070+080+090-100+120-130)	**140**	4,105,623	2,169,483
Profit tax and other similar mandatory payments	150	(1,871,390)	(1,361,723)
Usual activities profit (loss)	**160**	2,234,233	807,760
IV. Extraordinary income and costs Extraordinary income	170	-	-
Extraordinary costs	180	(1,340)	-
Net profits (undistributed profits (loss) for the reporting period) (entries 160+170-180)	**190**	2,232,893	807,760

ROSTELECOM

Attachment 6

Approved
by the General Shareholders Meeting
of OAO Rostelecom
on ____ 2002
Minutes #__ dated ______ 2002
Chairman, General Shareholders Meeting

____

REGULATIONS
on the General Shareholders Meeting
of the Open Joint Stock Company
Long-Distance and International Telecommunications ROSTELECOM

Restated

Moscow 2002

1. GENERAL PROVISIONS

1.1. These Regulations on the General Shareholders Meeting (hereinafter, these "Regulations") shall, in accordance with the Russian Federation Civil Code, the Federal Law "On Joint Stock Companies" and the Company Charter, determine the procedure for the convocation, conduct and documentation of results of the General Shareholders Meeting and other matters related to the preparation and holding of the annual and extraordinary general shareholders meetings.

1.2. The General Shareholders Meeting shall be the highest management authority of the Company.

1.3. The Company shall annually hold the annual General Shareholders Meeting.

At the annual General Shareholders Meeting, the following matters shall be determined:

election of the Board of Directors of the Company;

election of the Auditing Commission of the Company;

approval of the external auditor of the Company;

approval of annual reports, annual accounting statements, including the profit and loss statement/s (profit and loss accounts) of the Company, and distribution of profits, including payment (declaration) of dividends, and losses of the Company upon the results of the fiscal year;

election of the General Director of the Company upon the expiry of his/her powers; and

other matters within the competence of the General Shareholders Meeting, if they were included in the agenda in accordance with procedure established by applicable law and the Company Charter.

1.4. General shareholders meetings convened in addition to the annual meeting shall be extraordinary.

An extraordinary General Shareholders Meeting shall be held upon the decision of the Board of Directors on its own initiative or at the request of the Auditing Commission of the Company, the external auditor of the Company or a shareholder/s holding at least 10 percent of the Company's voting shares as of the date of the request, in accordance with the procedure stated in the Company Charter and these Regulations.

1.5. The General Shareholders Meeting may be held in the form of:

a meeting, i.e., collective presence of shareholders to discuss agenda items and decide on matters put to voting;

absentee voting (by ballot).

A General Shareholders Meeting with an agenda including the election of the Board of Directors of the Company, election of the Auditing Commission of the Company, approval of the external auditor of the Company, approval of annual reports and annual accounting statements, including profit and loss statement/s (profit and loss accounts) of the Company, and matters concerning distribution of profits,

including payment (declaration) of dividends, and losses of the Company upon the results of the fiscal year may only be held in the form of a meeting.

2. TERMS FOR CONDUCTING THE GENERAL SHAREHOLDERS MEETING

2.1. The annual General Shareholders Meeting shall be held no sooner than four months and no later than six months from the end of each fiscal year.

2.2. An extraordinary General Shareholders Meeting convened at the request of the Auditing Commission of the Company, the external auditor of the Company or a shareholder/s holding at least 10 percent of the Company's voting shares shall be held within forty (40) calendar days from the moment the request for the calling of an extraordinary General Shareholders Meeting is submitted.

2.3. An extraordinary General Shareholders Meeting convened at the request of the Auditing Commission of the Company, the external auditor of the Company or a shareholder/s holding at least 10 percent of the Company's voting shares and with an agenda including election of the members of the Board of Directors of the Company shall be held within seventy (70) calendar days from the moment the request for the calling of an extraordinary General Shareholders Meeting is submitted.

2.4. In the event the number of members of the Board of Directors of the Company becomes smaller than the number constituting a quorum for sessions of the Board of Directors of the Company, the extraordinary General Shareholders Meeting convened by decision of the Board of Directors of the Company on its own initiative to decide on the election of the Board of Directors of the Company shall be held within seventy (70) calendar days from the moment the Board of Directors of the Company decides to hold such a meeting.

2.5. Except in cases specified in Sections 2.3 and 2.4 hereof, an extraordinary General Shareholders Meeting convened by decision of the Board of Directors of the Company on its own initiative to decide on any matters within the competence of the General Shareholders Meeting, including

- early termination of the powers of the Board of Directors of the Company and election of a Board of Directors of the Company (where the number of the members of the Board of Directors of the Company at least matches the quorum for holding sessions of the Board of Directors of the Company);

- election of a Board of Directors of the Company (where the Board of Directors was not elected for any reason)

shall be held on a date determined by the Board of Directors of the Company with due regard for the requirements of applicable legislation and the Company Charter.

3. PREPARATION FOR HOLDING A GENERAL SHAREHOLDERS MEETING

3.1. The preparation for holding a General Shareholders Meeting shall be carried out by the Board of Directors.

The Board of Directors shall also be obliged to have an extraordinary General Shareholders Meeting prepared and convened where, in accordance with the Federal Law "On Joint Stock Companies" and the Company Charter, the General Shareholders Meeting is convened other than on the initiative of the Board of Directors.

3.2. When preparing to hold a General Shareholders Meeting, the Board of Directors of the Company shall determine:

- the form in which the General Shareholders Meeting is to be held;

- the date, location and time of the General Shareholders Meeting and the mailing address to which filled-out ballots may be returned or, in the event the General Shareholders Meeting is to be held in the form of absentee voting, the final date of acceptance of voting ballots and the mailing address to which filled-out ballots are to be returned;

- the date on which the list of persons entitled to participate in the General Shareholders Meeting is to be drawn up;

- the agenda of the General Shareholders Meeting, including the language of the agenda items;

- the procedure for notifying the shareholders on the General Shareholders Meeting;

- the list of information (materials) to be provided to the shareholders in preparation for the General Shareholders Meeting and the manner in which such information is to be provided; and

- the form and wording of the voting ballot.

The Board of Directors shall also decide on other matters related to the preparation for holding a General Shareholders Meeting.

3.3. The Board of Directors shall include in the agenda of the General Shareholders Meeting items proposed by shareholders in line with the requirements of the Federal Law "On Joint Stock Companies," the Company Charter and these Regulations, which are within the competence of the General Shareholders Meeting.

In addition to the items proposed by shareholders for inclusion in the agenda of the annual General Shareholders Meeting or in the absence of such proposals the Board of Directors shall have the right to include items and relevant draft resolutions in the agenda at its discretion.

In the event no candidates are proposed by shareholders for formation of the relevant body of the Company, or the number of such proposed candidates is insufficient, the Board of Directors of the Company shall have the right, at its discretion, to include in the list of candidacies candidates whose number may not exceed the numerical composition of the relevant body of the Company.

3.4. A proposal for the inclusion of items in the agenda of the annual General Shareholders Meeting or for nomination of candidates to the Board of Directors, the Auditing Commission or the position of General Director of the Company or a request for the calling of an extraordinary General Shareholders Meeting shall be submitted in writing and signed by the submitting shareholder/s or by the person/s requesting the calling of an extraordinary General Shareholders Meeting.

If a proposal for inclusion of an item in the agenda of the General Shareholders Meeting or for nomination of candidates to the Board of Directors, the Auditing Commission or the position of General Director of the Company or a request to convene an extraordinary General Shareholders Meeting specifies that it is submitted by several shareholders (persons) but such proposal or request is signed by only some of them, it shall be deemed submitted by the shareholder/s or person/s who signed it.

3.5. If a proposal for inclusion of items in the agenda of the General Shareholders Meeting or for the nomination of candidates or a request for the convocation of an extraordinary General Shareholders Meeting specifies that it is signed by a shareholder's representative, the proposal (request) shall be accompanied by a notarized copy of the power of attorney or other evidence of the representative's powers. In the event the power of attorney is subdelegated, the proposal (request) shall be accompanied both by a notarized copy of the subdelegating power of attorney and a notarized copy of the original power of attorney.

3.6. Each proposal (request) submitted shall be considered by the Board of Directors separately. If one and the same item (candidate) is contained in several proposals, the votes of the shareholders who signed the different proposals (requests) shall not be totaled. In order for a proposal (candidate) to be included in the agenda of the meeting, at least one proposal containing such item (candidate) or request shall be signed by a shareholder/s holding a sufficient number of voting shares.

3.7. The number of candidates for the Board of Directors, the Auditing Commission or the position of General Director of the Company may not exceed the numerical composition of such bodies determined in the Company Charter.

If a proposal specifies more candidates than the numerical composition of such bodies of the Company determined in the Company Charter, the Board of Directors shall consider the number of candidates matching the numerical composition of the relevant body determined in the Company Charter. The candidates first stated in the proposal on the nomination of candidates shall be taken into account in such cases.

Those submitting a proposal on the nomination of candidates shall specify the following information about the candidates in the proposal:

- full name;
- date of birth;
- information on education (name of educational institution; specialization); and
- position with the principal employer as of the date of submission of the proposal.

A proposal on the nomination of candidates shall be accompanied by the candidate's written consent to run for the relevant office.

In the event a candidate nominates himself/herself, consent in writing shall be deemed to have been received.

4. NOTIFICATION ON THE GENERAL SHAREHOLDERS MEETING

4.1. Notification on the General Shareholders Meeting shall be made no later than thirty (30) calendar days.

In the event the items of the proposed agenda of an extraordinary General Shareholders Meeting include the election of the Board of Directors of the Company, notification on such extraordinary General Shareholders Meeting shall be made no later than fifty (50) calendar days prior to the date of the meeting.

Notification on the General Shareholders Meeting shall be made in the form provided by applicable legislation of the Russian Federation and the Company Charter, in the procedure determined by the Board of Directors of the Company.

4.2. Notification on the General Shareholders Meeting shall specify the following:

- full official name and location of the Company;
- form in which the General Shareholders Meeting is to be held (meeting or absentee voting);

- the date, location and time of the General Shareholders Meeting and the mailing address to which filled-out ballots may be returned or, in the event the General Shareholders Meeting is to be held in the form of absentee voting, the final date of acceptance of voting ballots and the mailing address to which filled-out ballots are to be returned;

- the time of the beginning of registration of the persons (their representatives) participating in the General Shareholders Meeting;

- the date for the formation of the list of persons entitled to participate in the General Shareholders Meeting;

- the wording of the agenda items for the General Shareholders Meeting;

- the procedure to be followed by the representatives of the persons entitled to participate in the General Shareholders Meeting to evidence their powers;

- the procedure for the review of the information (materials) to be provided in preparation for the General Shareholders Meeting and the address/es where such information may be reviewed in accordance with the Company Charter.

4.3. Notification of the shareholders on a General Shareholders Meeting with an agenda containing items the voting on which may lead to the right to claim redemption of shares by the Company shall contain the following information, in addition to the information specified in Section 4.2 hereof:

- information on the right of shareholders holding voting Company shares to claim redemption by the Company of their shares if they vote against adoption of the decision or do not participate in the voting on such items; and

- the share redemption price and procedure.

In the event the agenda includes items the voting on which, in accordance with the Federal Law "On Joint Stock Companies," may lead to the right to claim redemption of shares by the Company, the shareholders shall also be provided with a special form of the written request for the Company to perform redemption of such shareholders' shares.

In the event one of the agenda items is reduction of the charter capital through acquiring part of placed shares in order to reduce their total number, the shareholder shall also be provided with a special form of the written application on the sale of such shareholders' shares to the Company.

4.4. Notification of the shareholders on an extraordinary General Shareholders Meeting with an agenda including election of members of the Board of Directors of the Company shall, in addition to the information specified in Section 4.2 hereof, also contain information on the procedure and terms for the nomination of candidates to the Board of Directors of the Company by shareholders holding, in total, at least two percent of the Company's voting shares.

4.5. In addition to the information specified in Sections 4.2 – 4.4 hereof, notification on the General Shareholders Meeting may contain other information on the procedure of shareholders' participation in the General Shareholders Meeting.

4.6. Notification shall be sent to a shareholder at the address specified in the shareholders' register.

4.7. At the request of a shareholder or a shareholder's authorized representative the Company shall provide them with copies of the documents provided for under federal law and the Company Charter.

4.8. At the request of persons included in the list of persons entitled to participate in the General Shareholders Meeting and holding at least one (1) percent of the votes, the Company shall provide such persons with the list of persons entitled to participate in the General Shareholders Meeting for review in accordance with the procedure established for the review of the materials to be provided to persons entitled to participate in the General Shareholders Meeting.

5. PROCEDURE FOR SHAREHOLDERS' PARTICIPATION IN THE GENERAL SHAREHOLDERS MEETING; QUORUM OF THE GENERAL SHAREHOLDERS MEETING; RECONVENED GENERAL SHAREHOLDERS MEETING

5.1. A shareholder holding the Company's voting shares shall participate in the General Shareholders Meeting either in person or through his/her representative. A shareholder shall have the right at any time to replace his/her representative at the General Shareholders Meeting or to participate in the General Shareholders Meeting in person. Should a shareholder have several representatives, the powers of attorney issued to such representatives shall clearly differentiate the powers of each representative, including the number of shares held by the shareholder and empowering each representative to vote on agenda items of the General Shareholders Meeting.

A shareholder holding the Company's non-voting shares shall have the right to attend General Shareholders Meetings conducted in the form of a meeting.

5.2. A shareholder's representative at the General Shareholders Meeting shall act in accordance with the powers based, among other things, on a written power of attorney. The power of attorney to vote at the General Shareholders Meeting shall contain information about the representative (full name of an individual (name and organizational and legal form of a legal entity), place of residence or location, passport data of an individual (information on the state registration of a legal entity)).

The head of a corporate shareholder may participate in the General Shareholders Meeting without a power of attorney, based on documents evidencing his/her powers as a person entitled to act on behalf of such organization without a power of attorney (protocol, minutes, order of appointment, etc.) and his/her personal ID.

A shareholder (shareholder's representative) shall only be admitted to participate in the General Shareholders Meeting under the condition that such shareholder is included in the list of persons entitled to participate in the General Shareholders Meeting.

In the event an evident error is discovered in the list of persons entitled to participate in the General Shareholders Meeting, the shareholder (shareholder's representative) shall be allowed to participate in the General Shareholders Meeting even if such shareholder was not included in the list. Evident error in the list of persons entitled to participate in the General Shareholders Meeting shall be determined by an inconsistency between the list and the data contained in the register of shareholders of the Company as of the date the list of persons entitled to participate in the General Shareholders Meeting is drawn up and by documents evidencing, in the procedure established by law, the fact of holding of voting Company shares by the shareholder as of the date the list of persons entitled to participate in the General Shareholders Meeting is drawn up.

5.3. The General Shareholders Meeting is entitled (has a quorum) to adopt decisions if shareholders holding, in total, more than one-half of the votes of the Company's placed voting shares, participated in such General Shareholders Meeting.

Shareholders registered for participation and shareholders whose ballots were received no later than two days prior to the date of the General Shareholders Meeting shall be deemed to have participated in the General Shareholders Meeting. Shareholders whose ballots were received prior to the final ballot acceptance date shall be deemed to have participated in a General Shareholders Meeting held in the form of absentee voting.

5.4. In the absence of a quorum for the annual General Shareholders Meeting the Board of Directors shall announce the date for a reconvened General Shareholders Meeting with the same agenda.

In the absence of a quorum for an extraordinary General Shareholders Meeting the Board of Directors shall have the right to announce the date for a reconvened General Shareholders Meeting with the same agenda.

A reconvened General Shareholders Meeting is entitled (has a quorum) to adopt decisions if shareholders holding, in total, at least thirty (30) percent of the Company's placed voting shares participated in such General Shareholders Meeting, with due regard for the distinctive aspects of determining quorum established hereunder and under the Company Charter.

Notification on a reconvened General Shareholders Meeting shall be given and voting ballots shall be sent (handed in) no later than thirty (30) calendar days prior to the date of the reconvened General Shareholders Meeting.

In the event a reconvened General Shareholders Meeting is held within less than forty (40) calendar days of the adjourned General Shareholders Meeting, persons entitled to participate in the General Shareholders Meeting shall be determined in accordance with the list of persons entitled to participate in the adjourned General Shareholders Meeting.

6. VOTING GROUPS AT THE GENERAL SHAREHOLDERS MEETING

6.1. In the event the agenda of a General Shareholders Meeting includes items to be voted on by different groups of voters, the quorum for adopting decisions on these items shall be determined separately. The absence of a quorum for adopting a decision on items to be voted on by one group of voters shall not prevent adopting a decision on items on which other groups of voters are to vote and for which there is a quorum.

6.2. Matters within the competence of the General Shareholders Meeting for which the voters shall be determined separately shall include the following:

(1) election of the members of the Auditing Commission and early termination of their powers;

(2) adoption of decisions to approve transactions in which one has an interest;

(3) release of a person which, on its own or jointly with its affiliates, has acquired 30 or more percent of the Company's placed ordinary shares from the obligation to acquire shares from other shareholders of the Company;

(4) reorganization of the Company;

(5) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets;

(6) introduction of amendments and additions to the Company Charter limiting the rights of shareholders holding preferred shares of a certain type, including the determination or increase of the amount of dividends and/or liquidation value payable on the preferred shares of the preceding priority and granting to the shareholders holding preferred shares of other types of preferences in the priority of dividend and/or share liquidation value payment.

6.3. The right to vote at the General Shareholders Meeting on the matter specified in Section 6.2.1 hereof is granted to shareholders holding Company shares which vote on all matters within the competence of the General Shareholders Meeting with the exception of members of the Board of Directors of the Company or persons holding positions in the management bodies of the Company.

6.4. The right to vote at the General Shareholders Meeting on the matter specified in Section 6.2.2 hereof is granted to shareholders holding Company shares which vote on all matters within the competence of the General Shareholders Meeting and having no interest in the transaction.

6.5. The right to vote at the General Shareholders Meeting on the matter specified in Section 6.2.3 hereof is granted to shareholders holding Company shares which vote on all matters within the competence of the General Shareholders Meeting with the exception of the person that has, on its own, acquired 30 or more percent of the Company's placed ordinary shares and its affiliates.

6.6. The right to vote at the General Shareholders Meeting on the matters specified in Sections 6.2.4 and 6.2.5 hereof is granted to shareholders holding the Company's ordinary shares and to shareholders holding the Company's preferred shares of each type.

6.7. The right to vote at the General Shareholders Meeting on the matter specified in Section 6.2.6 hereof is granted to shareholders holding the Company's ordinary shares voting on all matters within the competence of the General Shareholders Meeting and to shareholders holding the Company's preferred shares of each limited rights type.

6.8. A General Shareholders Meeting is entitled (has a quorum) to adopt a decision on the matter specified in Section 6.2.1 hereof if the shareholders specified in Section 6.3 hereof and holding, in total, more than one-half of the votes of the Company's placed voting shares held by the shareholders specified in Section 6.3 hereof participated in such General Shareholders Meeting.

A General Shareholders Meeting is entitled (has a quorum) to adopt a decision on the matter specified in Section 6.2.2 hereof if the shareholders specified in Section 6.4 hereof and holding, in total, more than one-half of the votes of the Company's placed voting shares held by the shareholders specified in Section 6.4 hereof participated in such General Shareholders Meeting.

A General Shareholders Meeting is entitled (has a quorum) to adopt a decision on the matter specified in Section 6.2.3 hereof if the shareholders specified in Section 6.5 hereof and holding, in total, more than one-half of the votes of the Company's placed voting shares held by the shareholders specified in Section 6.5 hereof participated in such General Shareholders Meeting.

A General Shareholders Meeting is entitled (has a quorum) to adopt a decision on the matters specified in Sections 6.2.4 and 6.2.5 hereof if the shareholders specified in Section 6.6 hereof and holding, in total, more than one-half of the votes of the Company's placed voting shares held by the shareholders specified in Section 6.6 hereof participated in such General Shareholders Meeting.

A General Shareholders Meeting is entitled (has a quorum) to adopt a decision on the matter specified in Section 6.2.6 hereof if:

shareholders holding Company shares voting on all matters within the competence of the General Shareholders Meeting and holding, in total, more than one-half of the votes of the Company's placed shares voting on all matters within the competence of the General Shareholders Meeting; and

shareholders holding the Company's preferred shares of each limited rights type and holding, in total, more than one-half of the votes of the Company's preferred shares of each limited rights type

participated in such General Shareholders Meeting.

7. BODIES FORMED TO HOLD A GENERAL SHAREHOLDERS MEETING

7.1. The General Shareholders Meeting shall be chaired by the General Director of the Company unless the Board of Director decides otherwise. The Chairman of the General Shareholders Meeting shall ensure that the General Shareholders Meeting is conducted in compliance with these Regulations.

7.2. In order to keep the minutes of the General Shareholders Meeting, the Chairman of the General Shareholders Meeting shall appoint a Secretary (Secretariat) of the General Shareholders Meeting.

7.3. The Chairman may decide to form a Presidium of the General Shareholders Meeting for participation in the conduct of the General Shareholders Meeting,.

7.4. In the event the number of shareholders of the Company exceeds 500, the functions of the Company's Counting Commission shall be performed by the Registrar of the Company.

The Counting Commission (Registrar of the Company) shall verify the powers of and register persons participating in the General Shareholders Meeting, determine the quorum of the General Shareholders Meeting, clarify matters arising in connection with the exercise by shareholders (their representatives) of voting rights at the general meeting, clarify the voting procedure on matters put to voting, ensure the observation of the established voting procedure and the rights of shareholders to participate in voting, count the votes, sum up the voting results, draw up the protocol of the voting results and submit voting ballots to the archives.

8. PROCEDURE FOR HOLDING THE GENERAL SHAREHOLDERS MEETING AND VOTING ON THE AGENDA ITEMS OF THE GENERAL SHAREHOLDERS MEETING HELD IN THE FORM OF A MEETING TO DISCUSS THE ITEMS OF THE AGENDA AND TAKE DECISIONS ON THE MATTERS PUT TO VOTING.

8.1. The persons included in the list of persons entitled to participate in the General Shareholders Meeting (their representatives) shall be registered for the purposes of participation in the General Shareholders Meeting, except for the persons (their representatives) whose voting ballots were received no later than two days prior to the date of holding the meeting.

The persons entitled to participate in the General Shareholders Meeting (their representatives) whose voting ballots were received no later than two days prior to the date of holding the General Shareholders Meeting, have the right to attend the general meeting. Such persons shall not be registered and given voting ballots.

8.2 The time of commencement of the registration of persons (their representatives) to be registered in accordance with Section 8.1 of this Regulations, shall be determined by the Board of Directors of the Company when determining the wording of notification to shareholders on holding of the General Shareholders Meeting.

When determining the time of registration, the account shall be taken of the number of persons entitled to participate in the General Shareholders Meeting which are included in the relevant list. Registration shall be conducted by the Counting Commission (Registrar of the Company) at the location of the General Shareholders Meeting or at another address specified in the notification on the General Shareholders Meeting made to the shareholders.

If the time allotted for registration is not sufficient to register all those wishing to participate in the meeting, the Counting Commission (Registrar of the Company) shall so notify the Chairman of the General Shareholders Meeting. The Chairman of the meeting may decide to extend the registration deadline. In the event the extended registration deadline causes the General Shareholders Meeting to begin later than the time specified in the notification on the meeting, the actual time at which the General Shareholders Meeting begins shall be specified in the minutes of the General Shareholders Meeting.

8.3. The General Shareholders Meeting shall be announced as opened (to be conducted) if the meeting is quorate at least with respect to one item of the agenda of the meeting at the moment of the beginning thereof.

Upon the opening of the General Shareholders Meeting the persons entitled to participate in the meeting (their representatives) which were not registered for the purposes of participation in the General Shareholders Meeting as of the moment of its beginning, may be registered at any time until the term for voting on the items of agenda determined in accordance with Section 8.11 of this Regulation has expired.

8.4 In the event there is no quorum on any of the agenda items as of the moment the General Shareholders Meeting is to begin, the Chairman of the Counting Commission or the Company Registrar shall so notify the Chairman of the General Shareholders Meeting. The Chairman of the General Shareholders Meeting shall decide on the period of adjournment of the beginning of the General Shareholders Meeting. The beginning of the General Shareholders Meeting may not be adjourned for more than two (2) hours.

In the event the beginning of the General Shareholders Meeting is adjourned, the minutes of the General Shareholders Meeting shall reflect the actual time of the beginning of the General Shareholders Meeting.

8.5 Matters shall be considered and voted on at the General Shareholders Meeting in the order determined in accordance with their numbers as the items of the approved agenda.

The order in which the matters are to be considered may be changed by decision of the Chairman of the meeting.

8.6 Discussion of items of the agenda of the General Shareholders Meeting shall consist of the provision to the persons participating in and attending the meeting of information on the agenda items and of the provision to them (if required) of clarifications on agenda items and on the information furnished to them.

Items of the agenda of the General Shareholders Meeting shall be discussed in the in accordance with the procedure determined by Section 8 hereof.

8.7. Persons (their representatives) participating in the General Shareholders Meeting shall receive information on the agenda items under discussion in the form of reports (statements) delivered by

- the speakers appointed and announced by the Chairman of the meeting;

- persons (their representatives) who participate in the meeting and have announced their intention to provide additional information on agenda items. Such announcements shall be submitted in writing to the Chairman of the General Shareholders Meeting prior to the commencement of the consideration of the relevant agenda item. The announcement shall specify the name of the person, the wording of the agenda item to be reported on, the time required for the speech and the number of votes to be cast by such person on the agenda item under discussion.

The time limit for the speeches shall be determined by the Chairman of the meeting.

8.8. Each person (representative) taking part in the meeting shall have the right to request clarifications on any agenda item and the information presented from the Chairman of the meeting or the person/s presenting such information. Such request shall be submitted in writing to the Chairman of the General Shareholders Meeting prior to the commencement of consideration of the next agenda item. The request shall specify the name of the person participating in the meeting and the number of votes to be cast by such person on the agenda item under discussion.

8.9. The necessity for breaks during the General Shareholders Meeting and their duration shall be determined by the Chairman of the meeting.

No break in the General Shareholders Meeting may be announced during the discussion of an agenda item.

8.10 The persons (their representatives) registered to participate in the General Shareholders Meeting shall be given an opportunity to vote on agenda items at any time from the moment of their registration to the expiry of the voting period determined pursuant to Section 8.11 hereof.

8.11 Following the discussion of the last item of the agenda of the General Shareholders Meeting, the Chairman of the meeting shall additionally allot no more than thirty (30) minutes for voting on the items of the agenda of the meeting.

8.12. Persons registered to participate in the General Shareholders Meeting and holding, in total, at least ten (10) percent of the Company's shares voting on all matters within the competence of the General Shareholders Meeting shall have the right to submit proposals on the voting on procedural matters of the General Shareholders Meeting.

Proposals for voting on such matters shall be submitted to the Chairman of the meeting in writing and signed by those submitting such proposals. Such proposals shall specify the wording of the matter, the motives for submission, the full name of the shareholder and information on the number and category of the Company shares held by such shareholder.

8.13. Prior to the consideration of agenda items the Chairman shall have the right to decide on the following matters, including:

- approval of speakers and co-speakers on agenda items;
- determination of the time limit for the speakers (co-speakers) and those participating in disputes;
- determination of the number of persons to participate in disputes;
- granting of the right to repeatedly participate in disputes;
- decisions on the presence of invitees at the General Shareholders Meeting, including specialists, experts, representatives of government bodies and of the mass media;
- adoption of decisions on audio/video taping; and
- adoption of decisions on other aspects of procedure of the general meeting.

In the course of his/her work the Chairman of the meeting shall have the right at any time to change the limit of time allowed to the speakers (co-speakers) and those participating in the disputes; to increase the number of those participating in the disputes and to decide on other organizational matters.

9. VOTING BALLOTS

9.1 Agenda items of the General Shareholders Meeting shall only be voted on by voting ballots.

The voting ballot shall be given or handed in against signature to each person specified in the list of persons entitled to participate in the General Shareholders Meeting by the deadline determined in the Company Charter. Voting ballots shall be sent by registered mail to the address specified in the shareholders' register. At the General Shareholders Meeting, except for a General Shareholders Meeting conducted in the form of absentee voting, persons included in the list of persons entitled to participate in the General Shareholders Meeting (or their representatives) shall have the right to participate in such meeting or to submit their filled-out ballots to the Company. In the determination of the quorum and the voting results, votes represented by voting ballots received by the Company no later than two days prior to the General Shareholders Meeting shall betaken into account.

9.2. When counting the votes, the votes shall be counted for items, where the voter has selected only one of the possible voting options. Voting ballots filled out in violation of the above requirement shall be deemed invalid and the votes on the items contained therein shall not be counted.

In the event a voting ballot contains several items put to voting, failure to meet the above requirement with respect to one or more items shall not entail the invalidation of the ballot as a whole.

In the event of a cumulative vote the number of votes of each shareholder shall be multiplied by the number of persons to be elected to the Board of Directors of the Company in accordance with the Company Charter, and the shareholder shall have the right to cast the votes so produced in favor of one candidate or to distribute them among two or more candidates.

9.3. In the event the quorum for adopting decisions on the items of agenda of the General Shareholders Meeting is determined separately the votes represented by ballots received from persons not entitled to vote on certain agenda items shall be disregarded in the determination of the quorum and the results of voting on such items.

If such persons are entitled to vote on other agenda items of the General Shareholders Meeting the votes represented by the ballots received from such persons on other agenda items of the General Shareholders Meeting shall be counted in the determination of the quorum and the results of voting on such items.

9.4. The composition of the voters on agenda items of the General Shareholders Meeting shall be determined as of the date the list of persons entitled to participate in the General Shareholders Meeting is drawn up.

10. RESULTS OF THE GENERAL SHAREHOLDERS MEETING

10.1. Upon the voting results the Counting Commission (Registrar of the Company) shall draw up and sign a protocol of the voting results. The protocol of the voting results shall be drawn up within fifteen (15) days of the closure of the General Shareholders Meeting or the final ballot acceptance date in the event the General Shareholders Meeting is held in the form of absentee voting.

10.2. Following the drawing up of the protocol of the voting results and the execution of the minutes of the General Shareholders Meeting, the voting ballots shall be sealed by the Counting Commission (Registrar of the Company) and submitted to the Company archives for safe-keeping.

10.3. The protocol of the results of the vote shall be attached to the minutes of the General Shareholders Meeting.

10.4. Decisions adopted by the General Shareholders Meeting and the voting results shall be announced at the General Shareholders Meeting at which the vote was held or shall be communicated to the persons on the list of persons entitled to participate in the General Shareholders Meeting within ten (10) days of the date on which the protocol of the voting results is drawn up in the form of a report on the voting results in accordance with the procedure provided for the making notification on the General Shareholders Meeting.

10.5. The minutes of the General Shareholders Meeting shall be drawn up within fifteen (15) days of the closure of the General Shareholders Meeting in at least two copies. Both copies shall be signed by the Chairman of the General Shareholders Meeting and by the Secretary (head of the Secretariat) of the General Shareholders Meeting.

10.6. The minutes of the General Shareholders Meeting shall specify the following:

- location and time of the General Shareholders Meeting;
- total number of votes held by the shareholders holding the Company's voting shares;
- number of votes held by the shareholders taking part in the meeting;
- the Chairman (Presidium) of the meeting, the Secretary (Secretariat) of the meeting and the agenda of the meeting.

The minutes of the General Shareholders Meeting shall contain the main provisions of the statements made, the matters put to voting, the voting results and the decisions adopted by the meeting.

11. COSTS OF PREPARING AND CONDUCTING THE GENERAL SHAREHOLDERS MEETING

11.1. The Management Board of the Company shall draw up and approve a list of costs involved in the preparation for and conduct of the annual and an extraordinary General Shareholders Meeting held upon the decision of the Board of Directors on its own initiative or at the request of the Auditing Commission of the Company, the external auditor of the Company and shareholder/s holding at least 10 percent of the Company's voting shares as of the date of the request.

11.2. In the event no decision is made within the period determined by the Board of Directors of the Company for the convocation of an extraordinary General Shareholders Meeting or it is decided not to convene one and an extraordinary General Shareholders Meeting is convened by those requesting it and the General Shareholders Meeting decides that the costs of preparing for and conducting the General Shareholders Meeting are to be reimbursed by the Company, only those costs incurred by the bodies and persons authorized to convene and conduct such extraordinary General Shareholders Meeting shall be reimbursed, which are confirmed by the documents.

12. PROCEDURE FOR APPROVING, AMENDING AND ADDING TO THESE REGULATIONS

12.1. These Regulations shall be approved at the General Shareholders Meeting by a majority of votes of the shareholders holding the Company's voting shares and taking part in the meeting.

12.2. Additions and amendments to these Regulations may be introduced by the General Shareholders Meeting by a majority of votes of the shareholders holding the Company's voting shares and taking part in the meeting.

12.3. If, as a result of a change of Russian Federation legislation or the Company Charter certain provisions hereof conflict with such law or the Company Charter, such provisions shall be invalid, and pending amendments to these Regulations one shall be guided by applicable Russian Federation legislation and the Company Charter.

ROSTELECOM

Attachment No. 7

APPROVED
by the General Shareholders' Meeting
of OJSC Rostelecom on ______ 2002
Minutes No. ___ dated ______ 2002
Chairman of the General Shareholders' Meeting

____

REGULATIONS
ON THE BOARD OF DIRECTORS OF
THE OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"

New edition No. 2

Moscow 2002

1. GENERAL PROVISIONS

1.1. These Regulations on the Board of Directors (the "Regulations") shall, in accordance with the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and the Charter of the Company, determine the proceeding for convocation and holding of meetings of the Board of Directors and amount and the manner of payment of remuneration and compensation to members of the Board of Directors of the Company.

1.2. The Board of Directors is the collegial management body of the Company which carries out general management of its activities except the matters relegated by federal laws and the Charter of the Company to the competence of the general shareholders' meeting of the Company.

2. PURPOSES AND PRINCIPLES OF OPERATION OF THE BOARD OF DIRECTORS

2.1. The purposes of the operation of the Board of Directors shall be obtaining maximum profits and increasing the assets of the Company, protecting the rights and legitimate interests of the shareholders and providing the completeness, accuracy and objectiveness of public information on the Company.

2.2. In order to accomplish its purposes the Board of Directors shall follow the following principles:
- decision-making on the basis of reliable information on activities of the Company;
- exclusion of restrictions of the rights of shareholders to participate in the management of activities of the Company and to receive dividends and information on the Company;
- assuring a balance of interests of different groups of shareholders and making by the Board of Directors decisions in maximally objective manner in the interests of all the shareholders of the Company.

2.3. Any irremovable ambiguity of norms, stipulated in the normative legal and other acts shall be interpreted by the Board of Directors to extend the rights and legitimate interests of the shareholders.

3. THE MANNER OF EXERCISING OF RIGHTS AND PERFORMANCE OF DUTIES BY A MEMBER OF THE BOARD OF DIRECTORS

3.1. A member of the Board of Directors shall have the right:
- to request, from the officers of the Company any information on the activities of the Company and the documents specified by Article 89 of the Federal Law "On Joint Stock Companies" in the manner stipulated by this Regulations;
- to receive remuneration for the performance of his or her services and compensation of expenses related to the performance of the functions of a member of the Board of Directors of the Company in the instances and in the amounts stipulated herein;
- to demand his or her dissenting opinion on items of agenda and decisions taken to be recorded in the minutes of the meeting of the Board of Directors.

3.2. A member of the Board of Directors shall:
- be loyal to the Company, i.e., refrain from using his or her position in the Company in the interests of other persons;
- act within the framework of his or her rights in accordance with the purposes and principles of operation of the Board of Directors;
- act reasonably and in good faith with respect to the Company's affairs;
- not disclose confidential information on the activities of the Company known to him or her;
- *initiate meetings of or absentee voting by the Board of Directors to decide urgent matters;*
- participate in decision-making of the Board of Directors by voting on items of agenda of its meetings or by absentee voting;
- make reasoned decisions having reviewed all necessary information (materials);
- evaluate risks and adverse consequences in course of decision-making;
- notify in time the Company that he or she is affiliated or that there are changes in the grounds for his or her affiliation;
- notify the Board of Directors of proposed transactions in which he/she may be deemed interested; and
- not establish or participate in organizations competing with the Company except where this has been permitted by a majority of the independent directors of the Board of Directors or by the shareholders holding a majority of the common shares in the Company.

3.3. The activities of a member of the Board of Directors shall be continuous and shall not be limited to participation in decision-making of the Board of Directors.

3.4. The Company shall, at the oral or written request of a member of the Board of Directors, provide him or her with access to the information and documents stipulated in Section 3.1 hereof.

The requested information and documents shall be provided to the member of the Board of Directors for review within five days from the moment such request was made or within another period agreed upon with the member of the Board of Directors who had made such request.

The Company shall, at the request of a member of the Board of Directors, provide him or she with copies of the required documents.

4. CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The Chairman of the Board of Directors shall be elected by and from among the members of the Board of Directors by a majority of votes of the members of the Board of Directors participating in the first meeting following their election by the general shareholders' meeting of the Company.

4.2. The person performing the functions of the one-person executive body of the Company may not be the Chairman of the Board of Directors at the same time.

4.3. The Board of Directors may re-elect the Chairman of the Board of Directors at any time.

4.4. The members of the Board of Directors shall have the right to elect a Deputy Chairman. In the absence of the Chairman of the Board of Directors of the Company, all of his or her functions (including the right to sign documents) shall be performed by Deputy Chairman and, in the absence of the latter by one of the members of the Board of Directors by decision of the Board of Directors of the Company made by a majority of votes of its members participating in the meeting.

4.5. The Chairman of the Board of Directors shall organize the work of the Board of Directors, convene and chair its meetings, organize absentee voting and the keeping of minutes at meetings of the Board of Directors.

4.6. The Chairman of the Board of Directors may not delegate his or her functions to another person.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. The Secretary of the Board of Directors shall be appointed by a majority of votes of the members of the Board of Directors participating in the first meeting following their election by the general shareholders' meeting of the Company.

5.2. The Board of Directors may at any time dismiss the Secretary of the Board of Directors and appoint a new Secretary of the Board of Directors.

5.3. In the absence of the Secretary of the Board of Directors, his or her functions shall be performed by another person by decision made by a majority of votes of the Board of Directors members participating the meeting.

5.4. The Secretary of the Board of Directors shall have the right:

- to request from officers of the Company information and documents necessary for the preparation of materials on the issues of agenda of meetings of the Board of Directors;
- to receive remuneration for the performance of his or her duties and compensation of expenses related to the performance of the functions of the Secretary of the Board of Directors.

5.5. The Secretary of the Board of Directors shall:

- keep and draw up minutes of meetings and absentee votes of the Board of Directors;
- record and keep incoming documentation and copies of outgoing documentation of the Board of Directors;
- notify members of the Board of Directors on the meetings (absentee votes) of the Board of Directors in the manner and within the time stipulated herein;
- send to the members of the Board of Directors the materials necessary for consideration of the issues of agenda of meetings (absentee votes) of the Board of Directors in the manner and within the time frame stipulated herein;
- make extracts from minutes of meetings and absentee votings of the Board of Directors; and
- perform other functions as provided herein.

5.6. The Secretary of the Board of Directors shall be paid remuneration for the performance of his or her functions and compensation of expenses related to the performance of the functions of the Secretary of the Board of Directors.

The amounts of remuneration and compensation payable to the Secretary of the Board of Directors, the manner of their calculation, the sources, the order and the payment period shall be determined by decision of the Board of Directors.

6. MEETINGS OF THE BOARD OF DIRECTORS

6.1. A decision of the Board of Directors may be taken at a meeting or by an absentee voting.

6.2. The meetings of the Board of Directors shall be held regularly in accordance with the work schedule approved by the meeting of the Board of Directors, but not less than every three months. If required, the Board of Directors shall consider issues that are not included in the work schedule.

Meeting of the Board of Directors to be held to decide on the issues in relation to preparing to and holding the annual general meeting of shareholders shall be held not later than 1 (one) month upon the occurrence of the deadline for submission of annual accounting statements and in order to consider draft annual reports, annual balance sheet, including profit and loss account of the Company, distribution of its profit and loss based on the results of the financial year and the report of the external auditor of the Company.

6.3. A meeting (absentee voting) of the Board of Directors shall be convened (initiated) by the Chairman of the Board of Directors on his or her own initiative, at the request of a member of the Board of Directors, the Audit Committee, the external auditor of the Company or the one-person executive body or collegial management body of the Company or at the request of a shareholder (shareholders) holding in aggregate not less than two (2) percent of the Company's voting shares.

6.4. The request to convene a meeting of the Board of Directors shall contain the following information:

- name of the person initiating the convocation or the name of the body or the legal entity making the request;
- if the request for convocation is submitted by a shareholder, it shall include the number and category (type) of his or her shares;
- the manner of making of a decision (at a meeting or by an absentee voting);
- the date of the meeting or, in the event of an absentee voting, the final date for collecting of written opinions of the members of the Board of Directors on the agenda items;
- agenda of the meeting (of the absentee voting);
- list of information (materials) to be furnished to the members of the Board of Directors for the meeting;
- if the proposals on behalf of a shareholder are signed by his or her authorized representative, the proposal of agenda items shall be accompanied by a notarized copy of the power of attorney or other evidence of the powers of the representative (minutes of election as a person entitled to represent a shareholder which is a legal entity without a power of attorney).

In addition, the request to convene a meeting of the Board of Directors may contain the following information:

- time and location of the meeting (in case of a meeting):
- draft resolutions on the agenda items; and
- other information at the discretion of the party initiating the convocation of the meeting.

6.5. The Chairman of the Board of Directors may not refuse to convene a meeting (initiate an absentee voting) except in cases where:
- the request to convene a meeting (hold an absentee vote) does not comply with the Charter of the Company or this Regulations:
- the initiating person has no right to request the convocation of a meeting (holding an absentee vote) of the Board of Directors.

6.6. The Chairman of the Board of Directors shall consider a submitted request for the convocation of a meeting (initiation of an absentee voting) of the Board of Directors and send to the initiating person notification of the taken decision not later than three (3) days from the date the decision has been made.
In the event the Chairman of the Board of Directors satisfies with the request for the convocation of a meeting (absentee voting) the Chairman of the Board of Directors shall have the right to change the form of the decision-making by the Board of Directors and add to the agenda of the meeting (absentee voting).

6.7. Meetings of the Board of Directors may not consider matters not specified in the notification of the meeting of the Board of Directors unless it is so decided unanimously by all of the members of the Board of Directors present at the meeting.
Proposals of the Chairman of the Board of Directors, members of the Board of Directors, the Audit Committee or the General Director on the composition of the agenda of the meeting (absentee voting) of the Board of Directors shall be delivered to the Secretary of the Board of Directors not less than thirty (30) days prior to the date of its holding except as provided for in paragraphs two and three of Section 6.8 hereof.

6.8. Notification of the convocation of the meeting of the Board of Directors executed essentially in the form of Annex 1 hereto shall be delivered to each member of the Board of Directors together with the necessary materials not less than fourteen (14) days prior to the date of the meeting.
If a meeting of the Board of Directors required to be held sooner in accordance with the current legislation the period for the delivering the notification with necessary materials shall be reduced.
Such period may also be reduced if any issues are required to be settled urgently provided that none of the members of the Board of Directors objects.
The first (organizational) meeting of the Board of Directors shall be held without prior notification on the date of the general shareholders' meeting which has elected the Board of Directors to decide the issues of election the Chairman, the Deputy Chairman and the Secretary of the Board of Directors.
If the agenda includes an issue on the budget of the Company (including its approval, adjustment and results of its performance), notification of the meeting of the Board of Directors together with the necessary materials shall be send to the members of the Board of Directors not later than twenty (20) days prior to the date of the meeting (the final date for collecting of written opinions of the members of the Board of Directors on agenda items).
Notification of a meeting shall be sent to the members of the Board of Directors in writing or in any other form convenient to them (including mail, telegraph, teletype, telephone, e-mail or other type of communication).
Notification of a meeting shall specify the address to which the members of the Board of Directors may send their written opinions.
Should it become impossible to hold a meeting of the Board of Directors at the venue or time notified to the members of the Board of Directors, the meeting with the planned agenda may be held at another location or at another time.
All the members of the Board of Directors shall be notified of a change of location or the time of the meeting of the Board of Directors sufficiently in advance for the members of the Board of Directors to be able to arrive to the meeting. Notification of such changes shall be sent to the members of the Board of Directors in any form guaranteeing receipt of such notification by a member of the Board of Directors at his or her residential or mailing address.

6.9. In course of the making of decisions by the Board of Directors, the members of the Board of Directors who are present at the meeting shall express their opinion on the issues of the agenda by voting.

6.10. If a member of the Board of Directors cannot attend a meeting in person and if a meeting is held by an absentee voting, the member of the Board of Directors shall express his or her opinion on the issues of the agenda in writing.
If the written opinion of a member of the Board of Directors contains his or her vote on all or a number of the issues of the agenda, it shall be counted in determining of the quorum and the voting results.
A written opinion shall be submitted by a member of the Board of Directors prior to the meeting of the Board of Directors or, if the meeting is held in the form of the absentee voting, by the final date for the collection of written opinions from members of the Board of Directors.

6.11. The Chairman shall announce the written opinion of a member of the Board of Directors who is absent from the meeting prior to the commencement of voting on the agenda item with respect to which such opinion is submitted.
In the event of an absentee voting the Secretary of the Board of Directors shall, on the basis of the written opinions received from the members of the Board of Directors in the form of signatures affixed to questionnaires or other written evidence of expression of will of the members of the Board of Directors (facsimile message, telegram, etc.), draw up the minutes of the absentee vote within three business days of the final date for collecting of written opinions from the members of the Board of Directors.
If the received written opinion contains a proposal of a draft resolution materially different from that proposed by the party initiating the meeting, the Secretary of the Board of Directors shall, prior to the drawing up of the minutes, bring such opinion to information of the other members of the Board of Directors opinion and suggest that they express their opinion by voting in writing or in any other form convenient for them (by mail, telegraph, teletype, telephone, e-mail or other means of communication).
If a member of the Board of Directors, having voted on the originally proposed draft resolution, fails to communicate his or her opinion on the draft resolution subsequently proposed by a member of the Board of Directors, his vote shall be counted as "against" in course of counting votes on the relevant agenda item.

6.12. When issues of a meeting of the Board of Directors are decided each member of the Board of Directors shall have one vote.
A member of the Board of Directors may not delegate his or her voting right to another person, including another member of the Board of Directors.
In the event of a tie vote the Chairman of the Board of Directors shall have the deciding vote.

6.13. The Secretary of the Board of Directors shall keep the minutes of a meeting of the Board of Directors.
The minutes of a meeting (absentee voting) of the Board of Directors shall be drawn up within three (3) business days of the date of the meeting (final day for the collecting of written opinions in the event of an absentee voting).
The minutes of a meeting shall specify:
- location, date and time or, in the event of an absentee voting, the place where the minutes are drawn up and the final date for collecting of written opinions of the members of the Board of Directors;
- persons who were present at the meeting (in case of meeting);

- persons who have submitted written opinions on agenda items;
- agenda of the meeting;
- issues put to a vote and the voting results; and
- taken decisions.

The minutes of a meeting of the Board of Directors shall be signed by the Chairman of the meeting and by the Secretary of the Board of Directors.

In case of an absentee voting, the minutes of the meeting of the Board of Directors shall be signed by the Chairman of the Board of Directors and the Secretary of the Board of Directors.

If the written opinions received from members of the Board of Directors are taken into account in determining of the quorum and the voting results, such written opinions shall be attached to the minutes.

6.14. The Company shall keep the minutes of meetings of the Board of Directors at the location of its executive body in the order and during the periods determined by the federal executive body for the securities market. If such period is not determined, the Company shall keep the minutes of the meetings of the Board of Directors permanently.

The Company shall provide the members of the Board of Directors, the Audit Committee, the external auditor of the Company and in the manner stipulated by current legislation the shareholders of the Company with access to minutes of the meetings of the Board of Directors.

6.15. In the event where a decision is made in accordance with the Charter of the Company by a three-quarters majority or unanimously by all the members of the Board of Directors without taking into account the votes of dismissed members of the Board of Directors, dismissed members of the Board of Directors shall be indicated in the Charter of the Company.

7. REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS AND COMPENSATION OF EXPENSES RELATED TO THE PERFORMANCE OF THEIR DUTIES

7.1. Members of the Board of Directors shall, while in office, receive remuneration and compensation of expenses related to their performance of the functions of members of the Board of Directors.

7.2. The Company shall, in order to remunerate members of the Board of Directors, establish a fund for the remuneration of members of the Board of Directors, which is formed by allocation three tenths (0.3) of one percent of the Company's net profits.

The amount of personal remuneration shall be proposed by the Chairman of the Board of Directors depending on the amount and intensity of the work performed by a member of the Board of Directors.

A decision on the amount of personal remuneration of a member of the Board of Directors shall be made at a meeting of the Board of Directors by a simple majority of votes of the members of the Board of Directors who are present at the meeting. The member of the Board of Directors who is interested in the result of a decision to be made shall not participate in the voting.

Those members of the Board of Directors who are governmental officials shall act without compensation.

The amount of remuneration to be paid to Chairman of the Board of Directors shall exceed the amount of remuneration to a member of the Board of Directors, established in accordance with this Article 7.2 at least 30 per cent.

The members of the Board of Directors shall be insured at the expense of the Company against accidents.

7.3. Members of the Board of Directors may not receive remuneration or compensation of expenses for the performance of their duties in any kind or manner for making of decisions by the Board of Directors or other bodies of the Company, or also for the exercise of their rights and performance of their duties as members of the Board of Directors, other than remuneration and compensation of expenses received in accordance with this Regulations or by the decision of the general shareholders' meeting.

8. PROCEEDINGS FOR APPROVAL OF AND INTRODUCING AMENDMENTS AND ADDITIONS TO THE REGULATIONS

8.1. These Regulations shall be approved at the general shareholders' meeting by a majority of votes of the shareholders holding the voting shares in the Company and participating in the meeting.

8.2. The Regulations may be amended by the general shareholders' meeting by a majority of votes of the shareholders holding the voting shares in the Company and participating in the meeting.

8.3. If, as a result of a change of the legislation of the Russian Federation or the Charter of the Company, certain norms of these Regulations will not be in compliance with such changes, such norms shall no longer be in force and before amendments to these Regulations are made the members of the Board of Directors shall follow applicable legal acts of the Russian Federation and the Charter of the Company.

Annex 1
to the Regulations on the Board of Directors

NOTIFICATION
of the Meeting of the Board of Directors

Dear Mr./Ms. [*name of the member of the Board of Directors or his or her authorized representative*]
You are invited to take part in the meeting of the Board of Directors to be held on [*date*] at [*address*] [*name or number of the room*]
The meeting will start at [*specify exact time*]
Agenda of the meeting:
1. ______________
2. ______________

[*wording of items to be decided on the meeting of the Board of Directors*].
Attachment:
1. ______________
2. ______________

[*draft resolutions of the Board of Directors to be attached to the notification and materials on the agenda items, specifying the number of pages in each document*]

__________ 20__

____
[*name of location*]

Chairman of the Board of Directors

____
[*name*]

____
[*signature*]

ROSTELECOM

Attachment No. 8

APPROVED
by the Annual General Meeting of Shareholders
of OJSC Rostelecom of _______ 2002
Minutes № __ dated _______ 2002
Chairman, General Meeting of Shareholders

Amendments and Additions
to the Regulations on the Auditing Commission of OJSC Rostelecom (Restated) Approved by the Annual General Meeting of Shareholders of OJSC Rostelecom of 30 June 2001 (Minutes №1 dated 03/07/2001)

1. Restate Section 1.3 as follows: "The Auditing Commission is elected at the annual general meeting of shareholders in the manner provided for under applicable legislation and the Charter of the Company until the next annual general meeting of shareholders and consists of three (3) members."

2. Restate Section 7.4 as follows:

"The members of the Auditing Commission of the Company shall be paid remuneration during the period they perform their duties.

"In order to pay remuneration to the members of the Auditing Commission, the Company shall establish a fund for the remuneration of the members of the Auditing Commission, to be formed by way of deducting point fifteen (0.15) percent of the Company's net profits. The amount of personal remuneration shall not exceed fifty percent (50%) of the average remuneration of a member of the Board of Directors determined on the basis of the total amount of remuneration to all the members of the Board of Directors and the numerical strength of the Board of Directors of the Company and shall be proposed by the Chairman of the Auditing Commission depending on the volume and intensity of the work performed by the members of the Auditing Commission.

"The decision on the amount of personal remuneration to a member of the Auditing Commission shall be made at a session of the Auditing Commission by a simple majority of votes of the Auditing Commission members present at the meeting."

3. Add the following to Section 8.2: "The powers of a member of the Auditing Commission shall terminate in connection with his/her joining the Board of Directors, the Management Board, the liquidation commission or the counting commission or being elected General Director of the Company. In such instances the powers of such member of the Auditing Commission shall terminate as of the date the authorized body of the Company decides on such election."

4. Replace the word "articles" with the word "norms" in Section 9.4.

ROSTELECOM

Attachment No. 9

Approved
by the Annual General Shareholders' Meeting
Minutes No.__ dated _______ 2002
Chairman of the General Shareholders' Meeting
(_______________)

REGULATIONS
on the General Director of
the Open Joint Stock Company
Long-Distance and International Telecommunications Rostelecom
(new edition No. 1)

Moscow 2002

1. GENERAL PROVISIONS

1.1. The General Director of the Company, hereinafter referred to as "the General Director", shall perform management of the current activity of the Company within the competence determined by the Company's Charter, these Regulations and resolutions of the general shareholders meeting and the Board of Directors.

The General Director shall perform the functions of the chairman of the Management Board of the Company.

1.2. The purpose of the General Director's activity is to ensure the Company's profitability, competitiveness and financial and economic stability, the rights of the shareholders and the social guarantees of the Company's employees.

The General Director shall arrange for compliance with the resolutions of the general shareholders meeting and the Board of Directors of the Company.

2. APPOINTMENT OF THE GENERAL DIRECTOR

2.1. Any citizen of the Russian Federation (including a person who is not a shareholder of the Company) who has full legal capacity and who is not barred under applicable law from holding the relevant position may be elected as the General Director.

The General Director shall be a person with a higher education and work experience in the communications industry.

2.2. The General Director shall be appointed by the Board of Directors by a simple majority of votes of the directors present at the meeting for a term of not more than 5 (five) years or for a shorter term and may be re-elected an unlimited number of times.

In case a shorter term in office is not specified in the resolution of the general shareholders meeting on the election of the General Director, the General Director shall be deemed elected for a term of five (5) years.

The Board of Directors may at any time early terminate the General Director's powers.

2.3. Candidates for the position of the General Director may be nominated by members of the Board of Directors.

2.4. The rights, duties and liability of the General Director shall be determined pursuant to the Federal Law "On Joint Stock Companies," other legal acts of the Russian Federation, the Charter, these Regulations and the agreement between the General Director and the Company stating the terms of compensation for the General Director. On behalf of the Company, the agreement with the General Director shall be signed by the Chairman of or the person authorized by the Board of Directors.

3. THE GENERAL DIRECTOR'S TERM IN OFFICE AND ITS TERMINATION

3.1. The General Director shall exercise his/her powers during the term for which he/she was elected, until his/her successor is elected and assumes office, with the exceptions specified in Section 3.2 hereof.

3.2. The powers of the General Director may be earlier terminated in case of:

- physical inability to perform the duties (death or being declared dead);
- voluntary resignation accepted by the Board of Directors;
- upon the decision of the Board of Directors in accordance with applicable Russian Federation legislation;

In cases specified above the Board of Directors shall appoint a new General Director.

4. POWERS OF THE GENERAL DIRECTOR

4.1. The General Director shall perform the current management of the Company and shall have the powers necessary for that purpose.

4.2. The General Director shall, without a power of attorney and within his/her power, perform any actions on behalf of the Company, including the following:

- represent the Company in all organizations, bodies and institutions in the Russian Federation and abroad;
- preside at the general shareholders meeting in accordance with the Regulations on the General Shareholders' Meeting;
- arrange for compliance with the resolutions of the general shareholders meeting and the Board of Directors;
- draft proposals on the composition of the Management Board of the Company and present them for approval of the Board of Directors;
- assign duties between the members of the Management Board;
- organize work of the Management Board, preside at its meetings and have their minutes kept;

- supervise the General Directorate of the Company, approve the Regulations on the General Directorate (the Company's central management body) and determine the structure and number of the Company's General Directorate, as well as the amount, manner and forms of compensation;
- perform the general management of the Company's branches (representative offices) and approve the Regulations on Branches (Representative Offices) and amendments and additions thereto pursuant to the Model Regulations on a Branch (Representative Office) approved by the Board of Directors of the Company;
- appoint and dismiss branch directors, enter into and terminate employment agreements (contracts) with them;
- adopt and approve the Company's internal governing documents except those to be approved, pursuant to the Company's Charter, by the general shareholders meeting and the Board of Directors;
- issue orders, resolutions and instructions binding on all the Company's employees;
- approve the staff schedule and the regulations on the structural subdivisions of the Company's General Directorate;
- approve by an order the staff schedule of employees in the branch offices to be appointed (dismissed) directly by the General Director based on employment agreements (contracts);
- perform any transactions on behalf of the Company within the limits established by the Federal Law "On Joint Stock Companies" and the Company's Charter;
- have the right to affix the first signature on financial documents;
- issue powers of attorney on behalf of the Company;
- open the Company's bank accounts;
- determine the list of issues constituting business secrets or confidential information of the Company;
- decide on matters of the Company's cooperation with organizations in which the Company participates, including decision-making on the agenda of the general meeting of participants of those subsidiaries (or the highest governing bodies of legal entities of other organizational and legal forms) in which the Company is the sole participant.

5. LIABILITY OF THE GENERAL DIRECTOR

5.1. The General Director shall be personally liable for the performance of his/her duties on the terms of his/her agreement pursuant to the Federal Law "On Joint Stock Companies," other legal acts of the Russian Federation, the Charter and these Regulations.

6. COMPENSATION OF THE GENERAL DIRECTOR

6.1. The amount of the General Director's compensation shall be determined in the agreement executed between the General Director and the Board of Directors on behalf of the Company.

ROSTELECOM

Attachment No. 10

APPROVED
by the General Meeting of Shareholders
of OJSC Rostelecom
"____" __________ 2002
Minutes No."____" dated "____" _________ 2002
Chairman of the General
Meeting of Shareholders _______________

REGULATIONS ON THE MANAGEMENT BOARD OF THE OPEN JOINT STOCK COMPANY LONG-DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS "ROSTELECOM"

New edition No.1

Moscow 2002

1. GENERAL PROVISIONS

1.1 These Regulations on the Management Board (hereinafter, "Regulations") shall, in accordance with the Civil Code of the Russian Federation, the Federal Law "On Joint Stock Companies" and the Charter of the Company, determine the legal status of the Management Board of the Company and of its members, including the term and procedure for the convocation and holding of meetings of the Management Board, as well as the decision-making procedure.

1.2 The Management Board is a collegial executive body of the Company, which carries out the management of day-to-day activities of the Company.

1.3 Members of the Management Board shall be appointed by decision of the Board of Directors of the Company for a term not exceeding five (5) years. The same member of the Management Board may be reappointed for an unlimited number of terms. The appointment shall be deemed effective from the moment when the relevant decision is adopted by the Board of Directors.
The composition of candidates for the Management Board shall be selected by the General Director of the Company from among the Deputies of the General Director, executive directors, heads of the Company's structural subdivisions and the Company's shareholders and their representatives.

The powers of a member of the Management Board may be subject to early termination:

- by decision of the Board of Directors;
- in the event when a member of the Management Board voluntary resigns, of which a member of the Management Board shall notify other members of the Management Board and the Company;
- in the event a member of the Management Board dies, or is duly declared missing or dead;
- in accordance with a court judgment or decision of an authorized governmental body on termination of the powers of a member of the Management Board.

2. PURPOSE AND PRINCIPLES OF OPERATION OF THE MANAGEMENT BOARD

2.1 The purpose of the Management Board's activities shall be the procurement of the Company's effective operation.

2.2 In order to accomplish its purpose, the Management Board shall follow the following principles:

- prompt making of the most objective decisions for the benefit of the Company and its shareholders;
- fair, timely and efficient fulfillment of resolutions of the general meeting of shareholders and the Board of Directors of the Company.

3. CHAIRMAN OF THE MANAGEMENT BOARD

3.1 The functions of the Chairman of the Management Board of the Company shall be performed by the person carrying out the functions of the Company's one-person executive body.

3.2 The Chairman of the Management Board shall organize and chair meetings of the Management Board, sign all documents on behalf of the Company and minutes of meetings of the Management Board and act on behalf of the Management Board of the Company without a power of attorney.

3.3 If prompt decision-making on any matter is required, in the absence of the Chairman of the Management Board, the person acting as the General Director of the Company shall organize and chair the meeting of the Management Board and sign the minutes of the meeting.

4. SECRETARY OF THE MANAGEMENT BOARD

4.1 The Secretary of the Management Board of the Company shall provide for the record keeping related to the operation of the Management Board of the Company.
The Secretary of the Management Board shall be appointed or dismissed by the person carrying out the functions of the Company's one-person executive body as recommended by the Management Board on the basis of the decision, approved by a majority of votes of the Management Board members participating in the meeting.

4.2 The Secretary of the Management Board may be dismissed at any time and a new Secretary of the Management Board may be appointed in accordance with the procedure set forth in Section 4.1 hereof for the appointment of the Secretary of the Management Board.
In the absence of the Secretary of the Management Board, his or her functions shall be imposed on another person in the manner specified in Section 4.1 hereof for the appointment of the Secretary of the Management Board.

4.4 The Secretary of the Management Board shall have the right:

- to request from Company officers the information and documents required for the preparation of materials on the issues of agenda of meetings of the Management Board;
- to receive remuneration for the performance of his or her duties and compensation of expenses related to the performance of the functions of the Secretary of the Management Board.

4.5 The Secretary of the Management Board shall:
- keep and draw up minutes of meetings of the Management Board;
- record and keep incoming documentation and copies of the Management Board's outgoing documentation;
- notify members of the Management Board about the meetings of the Management Board in the manner and within the term specified in these Regulations;
- provide the members of the Management Board with materials necessary for consideration of the issues of agenda of meetings of the Management Board in the manner and within the term specified in these Regulations;
- make extracts from minutes of meetings of the Management Board; and
- perform other functions specified in these Regulations.

4.6 The Secretary of the Management Board shall be paid remuneration for performance of his or her functions and compensation of expenses related to the performance of the functions of the Secretary of the Management Board.
The amount of remuneration and compensation payable to the Secretary of the Management Board shall be determined by decision adopted by a majority vote of the members of the Management Board participating in the meeting.

5. MEETING OF THE MANAGEMENT BOARD

5.1 Meetings of the Management Board may be held only in the form of a joint presence of its members.

5.2 Meetings of the Management Board shall be held regularly, in accordance with the working schedule approved by the meeting of the Management Board, but no less than one time a month. If required, the Management Board shall consider issues that are not included in the working schedule.

5.3 A meeting of the Management Board shall be convened by the Chairman of the Management Board on its own initiative or at the request of a member of the Management Board of the Company.
Determination of the term, convocation of the meeting, the agenda of the meeting and supervision of making and keeping of minutes is in the terms of reference of the Chairman of the Management Board.
At the request of members of the Management Board additional issues may be included in agenda of a meeting of the Management Board.
The necessary materials related to the issues of agenda shall be promptly provided to the members of the Management Board in order to enable them to prepare for a discussion. Proposals on the issues of agenda of a meeting of the Management Board that should be decided at the meeting must be received by the Chairman of the Management Board at least five (5) days prior to the date of the meeting.

5.4 Secretary of the Management Board shall notify the members of the Management Board in free form about the convocation of a meeting of the Management Board, its place, time and agenda at least three days prior to the date of the meeting.
The above term may be reduced if any issues are required to be settled urgently provided that none of the members of the Management Board objects.
Together with the notice, members of the Management Board shall receive full and accurate information and all necessary materials related to the issues of agenda, which shall be submitted to the members of the Management Board.
In case, when necessary information was provided to the members of the Management Board untimely and the members of the Management Board did not have sufficient time to review this information, the meeting of the Management Board shall be postponed at the request of a member(s) of the Management Board.

5.5 The quorum for meetings of the Management Board shall be at least one-half of the appointed members of the Management Board.
In case, when the number of members of the Management Board is less than the number of members that constitute the quorum, the Board of Directors of the Company shall decide on determination of numerical composition of the Management Board and shall appoint the members of the Management Board of the Company.

5.6 At the adoption of decisions of the Management Board, members of the Management Board that participate in the meeting shall express their opinion on agenda issues by voting.

5.7 At the meetings of the Management Board decisions shall be adopted by a majority of votes of the Management Board members participating in the meeting.

5.8 At the adoption of the decisions at the meeting of the Management Board, each member of the Management Board shall have one vote.
A member of the Management Board may not delegate its right to vote to another person.
In the event of a tie vote the Chairman of the Management Board shall have the deciding vote.
During the meeting of the Management Board the Secretary of the Management Board shall keep the minutes of this meeting.
The minutes of a Management Board meeting shall be drawn up no later than three (3) business days of the date of the meeting.
The minutes of a meeting shall specify:

- location and time of the meeting;
- persons who were present at the meeting;
- agenda of the meeting;
- issues put to a vote and the voting results; and
- taken decisions.

The minutes of the Management Board meeting shall be signed by the person presiding over the meeting and by the Secretary of the Management Board.
The Company shall keep minutes of the Management Board meetings at the location of its executive body or at another location known and accessible to the Company's shareholders, creditors of the Company and other interested parties, in accordance with the procedure and during the period determined by the federal executive body for the securities market. If such period is not determined, the Company shall keep the minutes of meetings of the Management Board permanently.
The Company shall provide the members of the Board of Directors, the Auditing Commission, the external auditor of the Company and the shareholders holding in aggregate not less than 25 percent of the Company's voting shares with access to minutes of the meetings of the Management Board.

6. REPORTS TO THE BOARD OF DIRECTORS

6.1 The Board of Directors shall exercise control over the operation of the Management Board. The Management Board is obliged to submit reports to the Board of Directors on:

(a) prospective policy of the Company and other substantial issues of prospective management (not less than one time a year unless a change in the Company's standing requires immediate submission of such report);

(b) the profitability of the Company and, in particular, the profitability of the Company's capital (at the meeting of the Board of Directors, on which the annual accounting statements of the Company are considered);

(c) the Company's operation, specifically, the Company's turnover (regularly, not less than one time a quarter);

(d) activities which may particularly affect the Company's profitability and liquidity (as soon as practicably possible to enable the Board of Directors to form an opinion about such activities before their commencement).

7 REMUNERATION OF MEMBERS OF THE MANAGEMENT BOARD

7.1 A member of the Management Board shall receive remuneration for the performance of his functions on a quarterly basis.

7.2 The Company shall, in order to remunerate members of the Management Board, establish a special fund formed by way of deducting two tenths (0.2) of one percent of the Company's net profits remaining after the formation of the compulsory funds.

7.3 The amount of personal remuneration shall be proposed by the Chairman of the Management Board depending on the volume and intensity of the functions performed by a member of the Management Board.
A decision on the amount of personal compensation shall be made at the meeting of the Management Board by a simple majority of votes. The member of the Management Board, who is interested in the result of a decision to be made, shall not participate in the voting.

8 LIABILITY OF THE MEMBERS OF THE MANAGEMENT BOARD

8.1 In exercising their rights and performing their duties the members of the Management Board shall act for the benefit of the Company and exercise their rights and perform their duties with respect to the Company reasonably and in good faith.

8.2 The members of the Management Board shall be liable to the Company for losses caused to the Company by actions (inaction) through their fault in accordance with federal laws, other legal acts of the Russian Federation and terms of the agreement concluded between each member of the Management Board and the Company.
Members of the Management Board who voted against the decision that caused losses to the Company or who did not participate in the voting shall not be liable.

8.3 At the determination of the grounds and the amount of Management Board members' liability, the usual business conditions and other relevant circumstances shall be taken into account.

8.4 In case several persons are liable under this Section, they will be jointly liable to the Company.

8.5 The Company or the shareholder/s holding in aggregate at least one (1) percent of the Company's voting shares shall have the right to file a suit against a member of the Management Board claiming for damages caused to the Company, in cases specified in Section 7.2 of these Regulations.

8.6 The members of the Management Board shall be responsible for the maintenance of secrecy and for the prompt development and implementation of measures to protect state secrets in accordance with the requirements of the legal acts of the Russian Federation governing the protection of state secrets.

9. APPROVAL OF AMENDMENTS AND ADDITIONS TO THE REGULATIONS

8.7 The Regulations shall be approved at the general meeting of shareholders by a majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

8.8 Amendments and additions to the Regulations may be adopted at the general meeting of shareholders by a majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

8.9 In the event of changes in the legislation of the Russian Federation or the Company Charter, as a result of which certain provisions of the Regulations will not comply with such legislation or the Charter, the above provisions shall cease to be in effect, and until the Regulations are amended accordingly the members of the Management Board shall act in accordance with effective legal acts of the Russian Federation and the Company Charter.

ROSTELECOM

Attachment II

APPROVED

by the General Shareholders' Meeting

Minutes No. ___ of ________ 20

CHARTER

of OPEN JOINT STOCK COMPANY

LONG-DISTANCE AND INTERNATIONAL COMMUNICATIONS "ROSTELECOM"

(RESTATED VERSION No. 5)

registered by the Moscow Registration Chamber

on 23 September 1993, Registration No. 0 2 1. 8 3 3

The City of Moscow 2002

Open Joint-Stock Company Long-Distance and International Telecommunications "Rostelecom" (hereinafter the Company) is organized in accordance with the Law of the Russian Federation No. 1531-I "On Privatization of State and Municipal Enterprises in the Russian Federation" of 3 July 1991 as amended by the Law of the Russian Federation of 5 June 1992, and pursuant to the State Program for Privatization of State and Municipal Enterprises of the Russian Federation for the Year 1992 approved by Resolution No. 2980-1 of the Supreme Council of the Russian Federation of 11 July 1992.

The founder of the Company is the State Committee of the Russian Federation for Management of State Property.

The Company is the legal successor of the State Communications Enterprise "Rostelecom", and has thus acquired the rights and obligations arising from the interest in AO Intertelecom as well as the rights and obligations formerly held by the state enterprises incorporated into the "Rostelecom" State Enterprise.

Based on the decision adopted by the general shareholders' meeting of "Rostelecom" of 26 June 1999, the Company was reorganized by way of the accession to it of Moscow International and Long-Distance Telephone Open Joint Stock Company (JSC MMT) registered by the Moscow Registration Chamber on 22 September 1993, Registration No. 6316.

In accordance with the Act of Transfer of 17 June 1999 and Accession Agreement No. 465 of 17 June 1999, between the Company and JSC MMT, approved by the general shareholders' meeting of JSC "Rostelecom" on 26 June 1999 and by the general shareholders' meeting of JSC MMT on 29 June 1999, the Company is a legal successor to all rights and duties of the Moscow International and Long-Distance Telephone Open Joint Stock Company in respect of its obligations to all debtors and creditors, including obligations in dispute.

On 28 August 2000, the Moscow Registration Chamber registered the termination of JSC MMT as a result of its accession to JSC "Rostelecom".

The legal status of the Company is defined by the Civil Code of the Russian Federation, the Law of the Russian Federation "On Joint Stock Companies", other laws of the Russian Federation, other legal acts of the Russian Federation adopted by appropriate state bodies within their authority, and by this Charter.

In the event that the applicable legal norms of laws and other legal acts of the Russian Federation are amended or supplemented in the future, this Charter will remain effective in the part not contradicting the binding norms thereof.

In respect of issues not covered by this Charter, the Company shall be guided by the applicable laws of the Russian Federation as well as by other legal acts adopted by appropriate state bodies within their authority.

The Company is organized for an unlimited term.

Article 1. Name and Location of the Company

1.1. The complete official name of the Company is Открытое акционерное общество междугородной и международной электрической связи "Ростелеком".

The short official name of the Company shall be OAO "Rostelecom".

1.2. The full business (official) name of the Company in English shall be Open Joint-Stock Company Long-Distance and International Telecommunications "Rostelecom".

The abbreviated business (official) name of the Company in the English language shall be OJSC "Rostelecom".

1.3. The Company's location is: 5 Ulitsa Delegatskaya, Moscow, 103091, Russian Federation.

At the above address, there shall also be located the permanent collective executive body of the Company – the Management Board.

The legal basis for the Company's executive body's presence at the above premises is provided in Agreement No. 89 of 31 August 1993, which entitles the Company to possess the state federal property with the right to exclusive operational management.

Article 2. Legal Status of the Company

2.1. The Company is a legal entity under the applicable laws of the Russian Federation, maintains a separate balance sheet, has round corporate seals showing its full official name in the Russian language and indicating its location, has current, currency and other bank accounts, has stamps, letterheads bearing its official name, operates its own logotype, has duly registered trademarks and other means of visual identification.

The Company is entitled to have an unlimited number of round seals intended, in particular, for use by the Director General, separate and other subdivisions constituting the Company's structure, for certification of bills (invoices), financial documents and other documents. Apart from the information compulsory under the applicable laws, the Company's seals may also bear a legend pointing to the special purpose thereof. The procedure for the manufacture and use of the Company's seals is established in the Regulations "On the Procedure for Manufacture and Use of the Seals and Stamps".

2.2. The Company came to possess the rights of a legal entity from the moment of its state registration on 23 September 1993.

2.3. To attain its business goals, the Company enters transactions on its own behalf, acquires property and non-property rights, undertakes obligations, may sue and be sued at court, arbitrazh court and arbitration court.

2.4. The Company owns property accounted on its separate books, including the property contributed to its charter capital by the founders when the Company was founded, as well as the property contributed to the Company as payment for its shares.

2.5. The Company is liable for its obligations to the extent of its property and property rights which may become subject to recovery under the applicable laws of the Russian Federation. The shareholders shall be liable for the Company's obligations to the extent of their contributions (their holdings of shares) to the Company's property unless the applicable laws of the Russian Federation and this Charter provide for otherwise. Shareholders who have not paid for their shares in full shall bear joint and several liability for the Company's obligations, to the extent they have not paid the value of shares they hold.

2.6. The Company is not liable for obligations of the state and of the Company's shareholders, and the state is not liable for obligations of the Company.

2.7. The Company has the right to establish, both in the territory of the Russian Federation and abroad, branches and representative offices as well as subsidiaries and dependent companies, and the Company may have participation interest in the charter capitals thereof up to 100%.

2.8. The Company is entitled to organize business companies and partnerships jointly with Russian and (or) foreign natural and (or) legal persons.

The Company is entitled to have interest in (co-found) any legal entities in which joint stock companies are entitled to participate in compliance with the applicable laws of the Russian Federation.

2.9. Branches are separate subdivisions of the Company, located in places other than the Company's location and performing a part of the Company's functions, including representative functions. Decisions on the foundation and liquidation of branches (opening and closing of representative offices) are adopted by the Board of Directors of the Company.

2.10. The Company allocates to the branches fixed and current assets required to perform their designated functions of the Company. The property provided by the Company to the branches as well as the property acquired by the branches themselves shall be in the Company's ownership and accounted for on its books. Being an integral part of the Company, the branches use and dispose of the aforesaid property within the scope of their rights and authorities provided for by this Charter, executive and administrative documents of the Company, the Regulations on a Branch, and General Powers of Attorney issued by the Company to directors of branches.

2.11. Branches and representative offices do not constitute legal entities and participate in the Company's business on behalf of the Company on the basis of individual Regulations on the Branch approved by the General Director.

2.12. The Company is liable for obligations arising in the process of the branches' participation in business on behalf of the Company.

2.13. Subsidiaries and dependent companies are separate legal entities not liable for the Company's obligations, and the Company is not liable for obligations of its subsidiaries unless the applicable laws of the Russian Federation provide otherwise.

2.14. The Company independently works out plans of its production, business and other activities as well as programs for the social development of the workers' collective. The Company's plans shall be based on contracts made with consumers of products and services and with suppliers of material, technical and other resources, as well as on decisions of the Company's Executive Bodies and Board of Directors adopted within their authority established by this Charter.

2.15. The sale of products, performance of work and the provision of services is regulated by prices and rates established by the Company at its own discretion unless the applicable laws provide for otherwise.

2.16. The Company is authorized to join, on its own will, unions, associations, interindustry, regional and other affiliations, on terms complying with the applicable antimonopoly laws of the Russian Federation and through the procedure stipulated by the laws and other legal acts of the Russian Federation.

2.17. The Company is authorized to hire, for its business, Russian and foreign specialists and independently decide on the form, system, amount and kind of their remuneration.

The Company is entitled to reimburse the Company's officers for damage incurred by them in the performance of their assigned responsibilities and/or the performance of the Company's representative functions and arising out of claims, suits and demands raised to the Company's officers and as a result of sanctions of a material nature enforced by third persons, including sanctions by state and municipal authorities.

The Company is entitled to make indemnity agreements relieving the Company's officers of liability for damage which the Company's officers may cause to third persons during their performance of their assigned functions and/or the Company's representative functions.

2.18. The Company is entitled to perform other activities not prohibited by the law.

2.19. To comply with the social, economic and tax policy of the state, the Company undertakes to arrange for the safekeeping of documents *(managerial, financial, business, staff-related, and others), to transfer, for the safekeeping by the state, documents of historic* and scientific value, and to provide for safekeeping and use, through an established procedure, of staff-related documents and personal information of the Company's employees.

Article 3. Goals and Scope of Business of the Company

3.1. The primary goal of the Company is satisfying the demand of the population, the business community, bodies of state government, other public agencies *of the Russian Federation and other consumers, for services of long-distance and international* communications, radio and television broadcast and data transfer, and to obtain profit.

3.2. The Company provides services of long-distance and international communications in compliance with issued licenses, arranges for, on a contractual basis, the transfer of information through backbone and central office networks, leases (on the basis of service) communication lines, line links, group and network paths, voice frequency channels, lines and means of sound and visual broadcast and data transfer channels, and carries out marketing research and sale of the services.

3.3. The Company operates, acquires, rents, and performs design and research works, functions as a tenant builder, reconstructs and builds new communication lines, data transfer networks and switch equipment, television, radio and radio broadcast systems and other objects of communications in the territory of the Russian Federation and abroad to satisfy consumer's demands for various services of long-distance and international communications, television, and radio broadcast.

The Company for its own purposes performs design, exploration and construction works in connection with construction and restoration of housing, warehouse buildings, transport communications and other infrastructure objects.

3.4. The Company arranges for transportation of goods and individuals to maintain operation of the existing and newly constructed communication facilities (shipping within the territories and republics within the borders of the Russian Federation, cities, regions).

3.5. As an entity with full legal capacity, the Company has civil rights and carries out duties necessary to perform all types of activities not prohibited by the applicable laws of the Russian Federation.

3.6. In cases provided for by applicable laws of the Russian Federation, the Company shall perform separate activities on the basis of licenses obtained through the established procedure.

3.7. The Company assures that all consumers have equal access to its proprietory communication lines and facilities, and provides priority access thereto to defense, government, security and law enforcement bodies, including in the case of emergency.

3.8. The Company performs foreign economic activities in accordance with the applicable laws of the Russian Federation.

3.9. The Company ensures the protection of state secrets, communication secrets and other secrets protected by applicable laws of the Russian Federation.

Article 4. Branches and Representative Offices of the Company

4.1. The Company includes branches and representative offices listed in the Attachment which is an integral part hereto.

4.2. The opening of other branches and other representative offices of the Company as well as the liquidation of branches and closing of representative offices is made upon a decision of the Board of Directors of the Company adopted by a simple majority of votes of directors present at the meeting.

The opening of other branches and representative offices of the Company as well as the liquidation of branches and closing of representative offices shall be deemed as the Company's reorganization.

4.3. Introduction of amendments and additions to the Company's Charter in connection with the opening of branches and representative offices of the Company and with the liquidation of branches and closing of representative offices are exercised upon the decision of the Board of Directors adopted by a simple majority of votes of directors present at the Board of Directors' meeting or by absentee voting.

4.4. After a decision on the foundation (liquidation) of a branch or a representative office is adopted by the Board of Directors of the Company, the General Director approves (declares ineffective) the Regulations on the relevant branch (representative office) in accordance with the Model Regulations on the Company's Branch (Representative Office) as approved by the Board of Directors of the Company. Amendments and additions to the Regulations on Branches (Representative Offices) shall be made by the order of the General Director also in accordance with the Model Regulations on the Company's Branch (Representative Office) as approved by the Board of Directors of the Company. Regulations on Branches (Representative Offices) as approved by the General Director and amendments and additions thereto are subject to subsequent approval by the Board of Directors of the Company

4.5. The director of each branch is appointed by the General Director and acts on the basis of a general power of attorney issued by the Company. The director of a branch is a deputy of the General Director of the Company in the event that this is expressly provided for in the Regulations on this particular branch. The General Director shall enter into (terminate or amend) the employment contract with head/director appointed (dismissed) of the branch (representative office).

4.6. The director of a branch shall act on behalf of the Company within the scope of authority granted to him (her) by the general power of attorney and the Regulations on the Branch. In the event that a director of a branch causes damage to the Company, he (she) shall become liable to reimburse the Company for the full amount of damage in accordance with Clause 3 of Article 53 of the Russian Federation Civil Code.

4.7. A branch participates in business on behalf of the Company, in the territory constituting the branch operation area (hereinafter "Operation Area of the Branch") approved by the Company. The Operation Area of the Branch may cover territories of several subjects of the Russian Federation. In the Operation Area of the Branch, the Company shall operate subdivisions included in the branch structure and subject to its administrative control.

4.8. A branch is financed solely from the Company's Funds. Depending on the functions performed by the branch, the Company shall arrange for the financing required for the current operations, centralized supply, capital construction, maintenance of social objects, fulfillment of the collective agreement with employees, mobilization readiness, and expenses required for the operation of special communication facilities.

4.9. The financing of current operations of a branch is based on and regulated by the budget established by the Company for a certain period of time. Herewith, the budget shall show all expenses carried by the branch, regardless of the sources used by the Company to finance such expenses.

4.10. To arrange for the financing of a branch, the Company opens bank accounts, if necessary, for different types of financing, arranges for a cash office and provides the director of the branch with authorities to dispose of the funds available on these accounts and in the cash office.

4.11. To expedite settlements with the buyers of its goods (works, services), the Company may open current accounts with banks in the location of the branch, and arrange cash offices for settlements in cash. A director of a branch is not authorized to dispose of funds held on such accounts and in the cash office.

4.12. A branch is not an independent tax payer, nor does it have the right to sell goods (works, services) independently. A branch shall perform the Company's obligations to pay taxes and duties in accordance with applicable tax laws and the Procedure for Settlement with the Budget and Off-Budget Funds of OJSC "Rostelecom" approved by the General Director of the Company and being a part of the Accounting Policy of the Company.

Exhibit to the Charter
of the Rostelecom Open Joint Stock Company
for Long-Distance and International Telecommunications

LIST
of Branches and Representative Offices
of the Rostelecom Open Joint Stock Company
for Long-Distance and International Telecommunications

Branches:

1. Territorial Center for Long-Distance Communications and Television No.3 (TTsMS-3) (St. Petersburg);
2. Territorial Center for Long-Distance Communications and Television No.5 (TTsMS-5) (Samara);
3. Territorial Center for Long-Distance Communications and Television No.6 (TTsMS-6) (Kirov);
4. Territorial Center for Long-Distance Communications and Television No.8 (TTsMS-8) (Novosibirsk);
5. Territorial Center for Long-Distance Communications and Television No.9 (TTsMS-9) (Rostov-on-Don);
6. Territorial Center for Long-Distance Communications and Television No.12 (TTsMS-12) (Irkutsk);
7. Territorial Center for Long-Distance Communications and Television No.13 (TTsMS-13) (Vologda);
8. Territorial Center for Long-Distance Communications and Television No.14 (TTsMS-14) (Yekaterinburg);
9. Territorial Center for Long-Distance Communications and Television No.15 (TTsMS-15) (Khabarovsk);
10. Territorial Center for Long-Distance Communications and Television No.16 (TTsMS-16) (Saratov);
11. Territorial Center for Long-Distance Communications and Television No.17 (TTsMS-17) (Krasnoyarsk);
12. Territorial Center for Long-Distance Communications and Television No.18 (TTsMS-18) (Yakutsk);
13. Territorial Center for Long-Distance Communications and Television No.19 (TTsMS-19) (Magadan);
14. Territorial Center for Long-Distance Communications and Television No.23 (TTsMS-23) (Petrozavodsk);
15. Territorial Center for Long-Distance Communications and Television No.26 (TTsMS-26) (Tyumen);
16. Chief Center for the Management of Long-Distance Communications and Television (GTsUMS) (Moscow);
17. Long-Distance and International Telephone (MMT) (Moscow);
18. Central Branch of OAO Rostelecom (Moscow);
19. International Communications (MnC RT) (Moscow);
20. Training and Production Center (UPTs RT) (Village of Bekasovo, Naro-Fominsk District, Moscow Region);

Representative Offices:

1. Representative Office in Geneva (Rue de Lausanne 94, 1202 Geneva, Switzerland)

In the event the acknowledgment of transfer or separation balance sheet makes it impossible to determine the Company's successor, the legal entities established as a result of such reorganization shall be jointly and severally liable for the obligations of the Company to its creditors.

Article 37. Liquidation of the Company

37.1 The Company may be liquidated voluntarily by decision of the general shareholders' meeting or by court decision in the instances and in the manner provided for under applicable law of the Russian Federation.

37.2 In the event of the Company's voluntary liquidation the Board of Directors shall submit the matter of the Company's liquidation and appointment of a liquidation commission to the general shareholders' meeting for decision.

The general shareholders' meeting shall decide to *liquidate the Company and appoint a liquidation commission* with a numerical membership equal to that of the Board of Directors as determined hereunder.

In the event of involuntary liquidation, the liquidation commission may be appointed by the court which shall also determine its numerical membership.

37.3 As of the moment of its appointment, the liquidation commission shall assume all of the powers to manage the affairs of the Company. The liquidation commission shall represent the Company in court.

The liquidation commission shall be liable under the norms of Russian Federation civil law for losses inflicted on the Company, its shareholders and third parties.

37.4 The liquidation commission shall publish an announcement of the Company's liquidation and the procedure and deadline for the filing of claims by its creditors; such announcement shall be published in press organs which publish information on the registration of *legal entities. The deadline for the filing of creditors' claims* may not be less than two months from the date of publication of the announcement of the Company's liquidation.

37.5 In the event the Company has no obligations to creditors as of the moment the decision to liquidate the Company is made, its property shall be distributed among the shareholders in accordance with Clause 10.4.3 hereof.

37.6 The liquidation commission shall take steps to identify its creditors and to recover accounts receivable and shall notify its creditors in writing of the Company's liquidation.

37.7 Upon the expiry of the period for the filing of creditors' claims the liquidation commission shall draw up an interim liquidation balance sheet which shall contain information on the composition of the Company's property, the claims filed by creditors and the results of their consideration.

The interim liquidation balance sheet shall be approved by the general shareholders' meeting with the consent of the Company's state registration authority.

37.8 In the event the value of the Company's property is insufficient for settlements with all of the Company's creditors in the event of its voluntary liquidation, the liquidation commission Chairman appointed by the general shareholders' meeting shall apply to an arbitrazh court requesting that a simplified procedure for the bankruptcy of a debtor being liquidated be applied to the Company.

37.9 Payments of cash amounts to the Company's creditors shall be made by the liquidation commission in the order determined under Clause 64.1 of the Russian Federation Civil Code.

37.10 Upon completion of settlements with the creditors, the liquidation commission shall draw up a liquidation balance sheet to be approved by the general shareholders' meeting with the consent of the Company's state registration authority.

37.11 The Company's property remaining after completion of settlements with the creditors shall be distributed by the liquidation commission among the shareholders in the following order of priority:

- first, payments shall be made on shares to be repurchased in accordance herewith;
- second, payments shall be made of dividends accrued but not paid of Type A preferred shares and the par value of Type A preferred shares (liquidation value of Type A preferred shares) shall be paid; and
- third, Company's property shall be distributed among the shareholders holding common shares and Type A preferred shares with due regard for the previously paid par value of Type A preferred shares.

37.12 Property within each category shall be distributed after distribution of property within the previous category is completed.

In the event Company property is insufficient for the payment of accrued but not paid dividends and the liquidation value as *determined hereunder to all the shareholders holding preferred shares, the property shall be distributed* among the shareholders holding preferred shares pro rata to the number of their shares.

37.13 Liquidation of the Company shall be deemed completed and the Company shall be deemed to have ceased to exist as of the moment the state registration authority (registration authority) makes a relevant entry in the unified state register of legal entities.

Article 5. Charter Capital. Placed and Authorized Shares

5.1. The Charter Capital of the Company is comprised of 2,428,819.4725 (two million four hundred twenty eight thousand eight *hundred nineteen and four thousand seven hundred twenty five ten-thousandths) Rubles and is defined as a total of the nominal values of the* placed shares.

Following the Company's registration, the holding of the check and cash auctions, the cancellation of shares bought-out from shareholders in the process of the reorganization, and the placement of shares following the reorganization, the Company has shares placed as follows:

728,696,320 (seven hundred twenty eight million six hundred ninety six thousand three hundred twenty) common shares;

242,831,469 (two hundred forty two million eight hundred thirty one thousand four hundred sixty nine) preferred shares (Type A).

5.2. The nominal value of a share of either category is 0.0025 (twenty five ten-thousandths) Ruble each.

All shares of the Company are registered shares and in non-documentary form.

Preferred shares are issued within 25 (twenty five) percent of the amount of the Charter Capital specified in Clause 5.1. hereof.

In accordance with this Charter, the nominal value of the placed preferred shares of all types may not be established in an amount exceeding 25 (twenty five) percent of the Charter Capital of the Company.

5.3. The Charter Capital shall determine the minimum amount of the Company's property securing interests of the creditors of the Company.

5.4. The Company has *905,330,221 (nine hundred five million, three hundred thirty thousand two hundred twenty one) units of* authorized common shares with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed common shares through the procedure established in this Charter, and which, upon the placement, shall provide to the owners thereof the same rights as those provided by the common shares.

5.5. The Company has 531 (five hundred thirty one) units of authorized preferred shares of Type A with a nominal value of 0.0025 (twenty five ten-thousandths) Rubles each, which the Company is entitled to place in addition to the placed preferred shares through the procedure established in this Charter, and which, upon the placement, shall provide to the owners thereof the same rights as those provided by the preferred shares of Type A.

Article 6. Increase of the Charter Capital

6.1. The Company's Charter Capital may be increased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

6.1.1. by increasing the nominal value of shares;

6.1.2. by placing additional shares.

6.2. The Charter Capital may be increased without payment by shareholders for the shares in cash of in other form, within the limits of the value of the Company's net assets, by revaluating the fixed assets or by applying one of the procedures for increasing the Company's property stipulated in Clause 6.1. hereof.

6.3. A decision to increase the Company's Charter Capital by increasing the nominal value of shares is adopted by the general shareholders' meeting of the Company upon a proposal made by the Board of Directors of the Company only.

6.4. Any decision to increase the Charter Capital by placing additional shares shall be adopted by the unanimous vote of all members of the Board of Directors, while votes of retired members of the Board of Directors shall not be counted in the voting.

At that vote, the Board of Directors establishes:

- the number of the authorized common shares scheduled for placement (in case common shares are to be issued);
- the number of authorized preferred shares of a definite type intended for placement (in case preferred shares are to be issued);
- the date of commencement of the placement of shares which may not be established as a date earlier than 45 (forty five) days following the moment of adopting such decision by the Board of Directors if shares are to be placed through public subscription, as well as the period of placement of the shares which may not be established later than six months following the moment of commencement of the shares placement;
- the placement price in the event that the Company intends to place voting shares and securities *convertible into voting* shares through a public subscription and if the shares are to be paid in monetary form, or a way to determine such price;
- the placement price or a procedure to determine the price of additional shares to be placed among the shareholders enjoying a preemptive right to acquire the shares placed by the Company;

- the procedure for placing shares through a public or closed subscription;
- the term and procedure for payment for the placed shares;
- other terms of placement of the shares not contradicting the applicable laws of the Russian Federation, other legal acts or this Charter.

In the event that the Board of Directors fails to arrive at a unanimous decision on an issue specified in this Clause, the Board of Directors may decide to refer the issue of increasing the Charter Capital by placing additional shares to the general shareholders' meeting.

6.5. An increase of the charter capital of the Company through placement of additional shares by way of closed subscription, as well as an increase of the charter capital of the Company through placement of additional shares by way of open subscription in the event the number of shares additionally placed by way of an open subscription exceeds twenty-five (25) percent of the shares previously placed by the Company shall be made by decision of the general shareholders' meeting of the Company approved by a three-quarters' majority of votes of the shareholders holding the Company's voting shares and participating in the meeting.

An increase of the charter capital of the Company through placement of additional shares by way of open subscription shall be by decision of the Board of Directors of the Company unanimously approved by all the members of the Board of Directors without regard for the retired members of the Board of Directors in the event the number of the additionally placed shares is twenty-five (25) or less percent of the shares previously placed by the Company.

An increase of the charter capital of the Company through placement of additional shares at the cost of Company property shall be made by decision of the Board of Directors of the Company approved unanimously by all the members of the Board of Directors of the Company without regard for the votes of the retired members of the Board of Directors.

6.6. The number of authorized shares to be placed when the Charter Capital is increased by placing additional shares shall not exceed the number stipulated in Clause 5.4. hereof.

6.7. Following the expiration of the term for placement of shares established in accordance with Article 6 hereof, or following the placement of the last of the shares allocated for placement, the Board of Directors shall, within twenty days, approve the results of the placement of additional shares. Such approval shall be made by a majority of votes of the members of the Board of Directors participating in the meeting.

Article 7. Decrease of the Charter Capital

7.1. The Company's Charter Capital may be decreased through the procedure stipulated by the applicable laws of the Russian Federation and by this Charter, as follows:

7.1.1. by decreasing the nominal value of the placed shares of the Company;

7.1.2. by canceling the shares bought-out by the Company upon the decision of the Board of Directors and not sold by the Company within one year from the date of their buy-out by the Company;

7.1.3. by acquiring part of the shares so as to reduce their total number by decision of the general shareholders' meeting;

7.1.4. by canceling the shares bought-out by the Company through a procedure stipulated in this Charter.

7.2. The decision to decrease the Charter Capital through any of the aforementioned procedures shall be adopted at the general shareholders' meeting by a majority of votes of the shareholders holding voting shares and participating in the general shareholders' meeting.

7.3. In the event that the Company's balance sheet includes shares acquired upon the decision of the Board of Directors or bought-out through the procedure provided for herein, shares (other than the shares bought-out during the Company's reorganization), the general shareholders' meeting shall be entitled to decide to reduce the charter capital by redemption of all or part of such shares. In the event that the aforementioned shares are maintained on the Company's balance longer than one year, the Board of Directors shall include the matter of reducing the charter capital by redemption of all such shares in the agenda of the nearest annual or extraordinary meeting of shareholders.

7.5 [sic!] Not later than 30 (thirty) days following the date of the general meeting decision to reduce the Charter Capital through the procedure stipulated in this Charter, the General Director determines all creditors of the Company and notifies them on the decision by sending registered letters.

Herewith, the creditors, not later than 30 (thirty) days from the date of sending a notice on the Charter Capital decrease, may request from the Company to discharge or prematurely fulfill its obligations and reimburse them for the losses involved.

7.6. The Company shall not be entitled to decrease its Charter Capital if, as a result of such decrease, the amount of the Charter Capital becomes less than a thousand minimum monthly wage established by the law of the Russian Federation as of the date the appropriate amendments to this Charter submitted to the state registration, and in the event that the Company must decrease its Charter Capital subject to the requirements of the applicable laws – as of the date of the state registration of the Company.

Article 8. Placement and Payment of the Shares

35.1 The Company shall keep the following documents:

- this Charter, duly registered amendments and additions hereto, the resolution on the establishment of the Company and the certificate of the Company's state registration;
- documents evidencing the Company's rights to the property on its balance sheet;
- Company internal regulations approved by the general shareholders' meeting and other governing bodies of the Company;
- regulations on the Company's branches and/or representative offices;
- annual statements;
- prospectuses for the issues of Company shares;
- accounting records;
- accounting statements submitted to relevant authorities;
- minutes of general meetings of shareholders of the Company and meetings of the Board of Directors, the Auditing Commission and the Management Board of the Company;
- lists of the Company's affiliates;
- opinions of the Auditing Commission, the external auditor of the Company and state and municipal financial supervision authorities;
- voting ballots;
- powers of attorney (copies of powers of attorney) issued to the shareholders' representatives for participation in the general shareholders' meeting of the Company;
- reports of independent assessors on matters to be reported on by an independent assessor in accordance with this Charter and law of the Russian Federation;
- lists of persons entitled to take part in the general shareholders' meeting and entitled to receive dividends, as well as other lists drawn up by the Company for the shareholders to exercise their rights in accordance with the requirements of the Law of the Russian Federation "On Joint Stock Companies";
- issuer's quarterly reports and other documents containing information to be published or otherwise disclosed in accordance with applicable law; and
- other documents provided for under the Company's internal regulations, resolutions of the general shareholders' meeting, the Board of Directors and the Company's executive bodies, as well as documents provided for under applicable law and other legal acts of the Russian Federation.

35.2 The Company shall keep the documents provided for under Clause 35.1 hereof at the location of its executive body or at another location known and accessible to the Company's shareholders, creditors and other interested parties.

35.3 Copies of the documents specified in Clause 35.1 hereof shall be provided upon request containing information about the full name and passport data of the requesting party (full name, location and state registration details for a legal entity), number of the individual account in the register of shareholders of the Company, number and categories (types) of its shares and title of the document requested or its copy; such copies shall be provided in the manner and by the deadlines established under the Company's internal regulations.

Article 36. Reorganization of the Company.

36.1 The Company may be voluntarily reorganized by decision of the general shareholders' meeting.

Other grounds and procedures for the Company's reorganization shall be determined under applicable law of the Russian Federation.

36.2 The Company may be reorganized by way of merger, accession, division, spin-off or transformation into a different organizational and legal form in the manner provided for under the Law of the Russian Federation "On Joint Stock Companies."

36.3 Aside from instances of reorganization in the form of accession, the Company shall be deemed reorganized as of the moment of state registration of the newly established legal entities.

In the event of the Company's reorganization by way of accession to another company, the former shall be deemed reorganized as of the moment the state registration authority makes an entry on the winding up of the acceded company in the unified state register of legal entities.

36.4 In the event of the Company's reorganization, relevant amendments shall be made to this Charter, and an acknowledgment of transfer or a separation balance sheet shall be drawn up.

The acknowledgment of transfer or separation balance sheet shall contain provision on succession with respect to all of the Company's obligations to all its creditors and debtors.

The acknowledgment of transfer or separation balance sheet shall be approved at the general shareholders' meeting by a majority of votes of the holders of the Company's voting shares taking part in the meeting.

36.5 Within thirty (30) calendar days of the date of the decision to reorganize or, in the event of the Company's reorganization in the form of merger or accession within 30 days of the date the decision on such reorganization is made by the last company involved in such merger or accession, the Company shall give notice of this in writing to its creditors and publish an announcement of the Company's decision on reorganization in a publication which publishes information on the state registration of legal entities. A creditor shall have the right to claim early termination or performance of the Company's obligations and reimbursement of related damages by giving notice in writing within thirty (30) calendar days of the date the Company notifies the creditor of the reorganization or within thirty (30) calendar days of the date the announcement of the Company's decision to reorganize is published.

- with respect to the reorganization of the Company in the form of merger (accession) if the other company involved in the merger (accession) holds more than three-quarters of all of the Company's placed voting shares.

32.2 The persons specified in Clause 32.1 hereof shall notify the Board of Directors, the Auditing Commission and the external auditor of the Company:

- of the legal entities in which they hold, separately or jointly with their affiliate(s), twenty (20) or more percent of voting shares (interest, units);
- of the legal entities in governing bodies of which they serve; and
- of the transactions they are aware of which they are performing or are to perform and in which they may be recognized as interested parties

32.3 The decision on the approval of an interested transaction shall be made by the Board of Directors or the general shareholders' meeting in the manner provided for under the Law of the Russian Federation "On Joint Stock Companies."

In the event all members of the Board of Directors are recognized as parties interested in a transaction and/or are not disinterested directors, the Board of Directors may, by a majority of votes of the members of the Board of Directors present at the meeting or taking part in the absentee vote, submit the matter of the approval of such transaction and determination of the market value of such property to the general shareholders' meeting of the Company for consideration.

32.4 An interested party shall be liable to the Company for the amount of losses inflicted by it on the Company. In the event several parties are so liable, their liability to the Company shall be joint and several.

32.5 Transactions with legal entities in which Company employees are participants (shareholders, members, contributors, etc.), members or governing bodies or employees shall be performed by decision of the Company's governing body so authorized under the Company's internal regulations and, in the absence of such decision, may be declared invalid.

Article 33. Affiliates

33.1 A person shall be recognized as an affiliate in accordance with the requirements of law of the Russian Federation.

33.2 The affiliates of the Company shall notify it in writing of the Company shares they hold, specifying the number and categories (types) of such shares, within ten (10) days of the date of acquisition of such shares.

33.3 In the event the Company sustains a loss of property as a result of the failure of an affiliate to provide such information or as a result of a delay in its provision, the affiliate shall be liable to the Company for the loss so inflicted.

33.4 The Company shall have its affiliates recorded and information about them disclosed in accordance with the requirements of law of the Russian Federation.

Article 34. Company's Bookkeeping and Accounts

34.1 The Company shall keep its books and submit financial statements in accordance with the procedure determined under Russian Federation legal acts. The Company shall keep centralized books to produce financial results for the Company as a whole. Affiliates shall have no separate balance sheets of their own.

34.2 The General Director shall be responsible under Russian Federation legal acts for the organization, condition and authenticity of the Company's books, prompt submission of financial statements to the relevant authorities and provision of information on the operation of the Company to the shareholders and creditors and disclosed in accordance with law of the Russian Federation.

34.3 The accounting policy and the organization of the circulation of documents within the Company and its branches and representative offices shall be determined under an order issued by the General Director.

34.4 The fiscal year of the Company shall be from 1 January to 31 December.

34.5 The accuracy of the data contained in the annual statement of the Company and in its annual accounting statements shall be confirmed by the Auditing Commission of the Company.

Prior to the publication by the Company of the above documents the Company shall engage an external auditor without property-related connections with the Company or its shareholders in order for it to annually verify and confirm the Company's annual financial statements.

34.6 The Company's annual statements shall be subject to preliminary approval by the Board of Directors at least thirty (30) business days prior to the date of the annual general shareholders' meeting.

34.7 The Company shall disclose the information provided for under Clause 92.1 of the Law of the Russian Federation "On Joint Stock Companies."

Article 35. Company's Documents

8.1. The Company is entitled to place its shares and other securities convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the general shareholders' meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. hereof.

8.2. When increasing the Charter Capital by placing additional shares, the shares being placed are to be paid for at a market value which shall be established by the Board of Directors upon the determination of the Charter Capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

The Company shall place shares at equal price which shall be applicable to all buyers of the securities during the whole term of placement.

8.3. When additional shares are placed the Company and any buyer of shares sign a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights valued in money.

Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

In the event that additional shares are placed through the public subscription, the payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides for otherwise.

8.5. Where the shares are to be paid up in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

8.6. The Auditing Commission of the Company shall select and retain an independent valuator, when there is payment of shares with non-monetary means whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation.

Article 9. Rights and Obligations of Shareholders Holding Common Shares

9.1. Each common share of the Company shall provide to its holder an equal scope of rights.

9.2. Each holder of common shares of the Company shall be entitled:

9.2.1. to sell and otherwise dispose of the shares held any time without a prior agreement with other shareholders or approval from the bodies of the Company;

9.2.2. to participate in a general shareholders' meeting with the right to vote on all matters within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the general shareholders' meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

9.2.4. to receive a part of the property or the value of a part of the Company's property remaining in the course of the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Keeping the Shareholders Register approved by the Company's registrar within its authority;

9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through a legal procedure, its infringed civil rights and demand recovery of damages from the Company;

9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the common shares of the total number of the placed voting common shares of the Company as of the date of proposing items to the agenda, is entitled to enter items into the agenda of the annual meeting of shareholders as well as to propose candidates to the Board of Directors, the Auditing Commission and the counting commission of the Company for the election at the annual or extraordinary meeting of shareholders, through the procedure, on conditions and within the term established by this Charter.

9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the common shares of the total number of the placed voting common shares of the Company, is entitled:

- to require convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene a special general shareholders' meeting of the Company;
- to require the auditing (an audit check) of the financial and business activities of the Company.

9.5. Each holder of common shares of the Company is obliged to:

- pay for the purchased Company's placed shares through the procedure, in the amount, form and within the term established by this Charter and the decision on the placement of such securities.
- not disclose confidential information relating to the Company's activities;
- fulfill other obligations provided for in this Charter, internal documents of the Company, as well as comply with decisions of the general shareholders' meeting and of the Board of Directors adopted within their authority.

9.6. In the event of placement by the Company of additional shares and the issue of securities convertible into shares which are placed through public subscription, the Company's shareholders shall have the preemptive right to acquire such shares to the extent proportional to their shareholdings of the respective category (type), which shall be exercised in accordance with the procedure established under federal law.

9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

Article 10. Rights and Obligations of Holders of Preferred Shares of Type A

10.1. Each preferred share of Type A shall provide to its holder an equal scope of rights.

10.2. The holders of preferred shares of the Company shall not be entitled to vote at a general shareholders' meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

10.3. The holders of preferred shares of Type A shall be entitled to receive a fixed annual dividend unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Type A shall be established as 10 (ten) percent of the Company's net profit upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each common share in a given year exceeds the amount payable as dividend on each preferred share of Type A, the amount of the latter dividend may be increased up to the amount of the dividend payable on common shares.

10.4. Each holder of a preferred share of Type A shall be entitled:

10.4.1. to sell and otherwise dispose of the shares held any time without a prior agreement with other shareholders or approval from the bodies of the Company;

10.4.2. to participate in a general shareholders' meeting with the right to vote on matters relating to reorganization and liquidation of the Company.

10.4.3. the holders of preferred shares of Type A are entitled to vote at the meetings of shareholders in the cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares,

In the event the total number of shares requested to be repurchased exceeds the number of shares which the Company may repurchase in view of the above restriction, shares shall be repurchased from the shareholders pro rata to the requests made.

30.9 Within thirty (30) business days of the final date for the acceptance of shareholders' requests in writing that their shares be repurchased, the Board of Directors shall decide on the number of shares to be purchased from each shareholder and so notify the registrar of the Company.

30.10 Shares repurchased by the Company in the event of its reorganization shall be redeemed at repurchase. Shares repurchased by the Company in other instances provided under Clause 30.1 hereof shall be at the disposal of the Company. Such shares shall not vote, shall not be counted in the tallying of the quorum or voting results at the general meeting and shall not earn dividends. Such shares shall be sold within one year of the moment of their repurchase; otherwise the general shareholders' meeting shall decide to reduce the charter capital of the Company by redeeming such shares.

Article 31. Major Transactions

31.1 The following transactions (including borrowing, lending, pledging and surety transactions) shall be deemed to be major transactions:

a transaction or a series of interrelated transactions connected with the acquisition, alienation or possible alienation by the Company, directly or indirectly, of property with a value of 25 or more percent of the book value of the Company's assets determined according to its accounting statements as of the latest date of record except transactions performed in the usual course of business, transactions related to the placement by subscription (sale) of the Company's common shares and transactions related to the placement of securities subject to state registration and convertible into the Company's common shares.

31.2 The price of the property (services) to be alienated or acquired (the market value of such property) under a major transaction, including subsequent alienation or acquisition, shall be determined by the Board of Directors in the manner provided for under applicable law of the Russian Federation.

31.3 The decision on the approval, including subsequent approval, of a transaction with respect to property valued twenty-five (25) to fifty (50) percent of the book value of the Company's assets shall be made by the Board of Directors by a unanimous vote of the members of the Board of Directors taking part in the meeting or the absentee vote. The votes of retired members of the Board of Directors shall be disregarded.

In the event no unanimity of the Board of Directors on the approval of a major transaction is achieved, the Board of Directors may decide to submit the matter of such major transaction to the general shareholders' meeting for decision.

In such instances the decision to approve a major transaction shall be made by a majority of votes of the shareholders holding voting shares and taking part in the general shareholders' meeting.

31.4 The decision on the approval, including subsequent approval, of a transaction with respect to property valued over fifty (50) percent of the book value of the Company's assets shall be made at the general shareholders' meeting by a three-quarters majority of votes of the shareholders holding voting shares and taking part in the general shareholders' meeting.

31.5 In the event a major transaction is also an interested transaction, only the provisions of Article 32 hereof shall apply.

Article 32. Interested Transaction

Transactions (including borrowing, lending, pledging and surety transactions) in which a member of the Board of Directors, the person performing the functions of the Company's one-person executive body (including the provisional one-person executive body of the Company, corporate manager or manager), a member of the Management Board of the Company or a shareholder holding, together with its affiliates, twenty (20) or more percent of the Company's voting shares or the person entitled to issue binding instructions to the Company, i.e., predominantly participating in the charter capital of OAO Rostelecom or having a relevant agreement with OAO Rostelecom under which or under the OAO Rostelecom Charter such person is entitled to issue binding instructions to OAO Rostelecom is interested shall be performed by the Company in accordance with the provisions of this Article.

Such persons shall be deemed interested in the Company's transaction if such persons, their spouses, parents, children, brothers, sisters, half-brothers, half-sisters, adoptive parents, adoptees and/or any of their affiliates;

- are a party to, beneficiaries of, intermediaries in or representatives in such transaction;
- hold (each separately or in aggregate) twenty (20) or more percent of the voting shares (interest or units) in a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction; or
- hold positions in the governing bodies of a legal entity which is a party to, beneficiary of, intermediary or representative in such transaction.

The provisions of this Article of this Charter shall not apply and decision-making to approve the transaction by the Board of Directors or the general shareholders' meeting of the Company under this Article shall not be required:

- with respect to transactions in which all Company's shareholders are interested;
- with respect to the exercise of the preemptive right to acquire shares placed by the Company;
- with respect to the acquisition and repurchase by the Company of placed shares;

- pending full payment of the entire charter capital of the Company;
- if, as of the moment of their acquisition, the Company shows signs of insolvency (bankruptcy) as defined under the Russian Federation legal acts on the insolvency (bankruptcy) of enterprises or if such signs appear as a result of the acquisition of such shares;
- if, as of the moment of their acquisition, the value of the Company's net assets is or as a result becomes less than its charter capital, reserve fund and the amount by which the liquidation value of the placed preferred shares exceeds the par value as determined hereunder;
- pending the repurchase of all the shares submitted for repurchase in accordance with Article 30 hereof.

29.14 The Company may not decide to acquire part of its placed shares in order to reduce their total number if, as a result, consequences provided for under Clause 7.7 hereof may arise.

29.15 The number of shares acquired to reduce their total number may not violate the ratio between the Company's common and preferred shares as determined under Clause 5.2 hereof.

Article 30. Repurchase by the Company of Placed Shares

30.1 *Shareholders holding voting* shares shall have the right to request that the Company repurchase all or part of their shares in the event the general shareholders' meeting makes the following decisions:

- on the Company's reorganization; or
- on the approval of a major transaction with respect to property with a value exceeding fifty (50) percent of the book value of *the Company's assets* as of the date the decision on such transaction is made; and
- if they voted against such decisions or did not take part in the voting.

30.2 Shareholders which failed to furnish the Company with voting ballots within the timeframe determined hereunder shall be deemed not to have taken part in the vote regardless of the form in which the meeting was held.

With a view to assuring the right of shareholders to request that the Company repurchase their shares, ballots in which the options "for" and "abstained" are expressly crossed out and only the option "against" is left shall be deemed to be those "against." Invalid ballots shall not be deemed those "against" in such instances.

30.3 The list of shareholders entitled to request that the Company repurchase their shares shall be drawn up on the basis of the data of the register of shareholders of the Company as of the date of preparation of the list of those entitled to take part in the general shareholders' meeting with an agenda including items which, if voted on in accordance herewith, may give rise to the right to request repurchase of shares.

30.4 The Company shall repurchase shares at their market value determined by the Board of Directors in the manner provided for under applicable law of the Russian Federation, without regard for its change as a result of the Company's actions which gave rise to the right to request evaluation and repurchase of shares.

30.5 In the event the agenda of the general meeting includes items which, if voted on in accordance herewith, may give rise to shareholders' right to request that the Company repurchase shares, the language of the announcement of such general meeting shall also contain the following information:

- on the shareholders' right to request that the Company repurchase their shares;
- *on the price of the shares to be repurchased;* and
- on the procedure for and timeframe for such repurchase.

In such instances, the announcement of the general meeting shall be accompanied by a special form of a shareholder's request that the Company repurchase such shareholder's shares.

The form of the request shall be approved by the Board of Directors of the Company.

30.6 A shareholder shall have the right to deliver its filled-out form of request in writing that the Company repurchase its shares within forty-five (45) days of the date the relevant decision is made by the general shareholders' meeting.

The request shall be sent by registered mail or delivered personally to the Company at the address specified in the announcement of the general shareholders' meeting.

The date the request is mailed or directly delivered shall be deemed to be the date when the request was sent by mail or actually submitted.

30.7 A shareholder's filled out form of request in writing that its shares be repurchased shall constitute acceptance of the Company's offer to repurchase the specified number of such shares and the order of transfer to the Company registrar to make amendments to the register of shareholders of the Company *with respect to the number of shares to be repurchased* by the Company.

30.8 The total amount of cash channeled by the Company into the repurchase of shares may not exceed ten (10) percent of the value of the Company's net assets as of the date of the decision that enabled shareholders to request that the Company repurchase their shares.

including cases establishing or increasing the amount of the dividend and (or) establishing or increasing the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

The holders of preferred shares of Type A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a general shareholders' meeting with the right to vote on all items of the meeting agenda, starting from the meeting following an annual general shareholders' meeting which has decided not to pay out the dividends or decided to pay out only a part of the dividends on preferred shares of Type A. The right of *holders of preferred shares of Type A to participate in a general shareholders' meeting shall be* terminated as of the moment the dividend on such shares are paid in full;

10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property *remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors'* claims have been satisfied shall be used to effectuate payments through the following procedure:

- available unpaid dividends on preferred shares of Type A shall be paid out;
- holders of preferred shares of Type A shall be paid the nominal value of the shares they hold;
- the remaining property shall be distributed among the holders of preferred shares of Type A and of common shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Type A (liquidation value of preferred shares of Type A) paid out earlier;

10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of common shares of the Company in Clause 9.2.5. hereof;

10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of common shares of the Company;

10.4.7. to exercise rights specified in Clauses 9.2.1., 9.2.7., 9.2.8., 9.2.9. hereof, in accordance with the applicable laws and this Charter;

10.5. Each holder of preferred shares of Type A is obliged:

- not to disclose confidential information relating to the Company's activities;
- to perform other obligations stipulated by this Charter, internal regulations of the Company and comply with the decisions of a general shareholders' meeting and the Board of Directors adopted within their authority.

Article 11. Distribution of Profit. Funds.

11.1. Profit of the Company shall be subject to taxation through the procedure stipulated by the applicable laws of the Russian Federation. The profit remaining with the Company after the payment of taxes and other compulsory payments payable to the budget shall be *at the sole disposal of the Company and used by the Company at its own discretion.*

11.2. The Company shall establish a reserve fund, by allocating, every year, 5 (five) percent of the Company's net profit until the reserve fund constitutes 15 (fifteen) percent of the Charter Capital of the Company.

The reserve fund shall be used to cover the Company's losses as well as to buy-out the Company's shares, in case other funds are unavailable, in such cases and through such procedure as stipulated in this Charter.

The reserve fund may not be used for other purposes.

11.3 In order to secure the Company's obligations and assure its production-related and social development at the cost of the Company's profits and other revenues, the general shareholders' meeting may, by deciding on the matter specified in Section 14.2.9 of this Charter, decide to establish other funds.

Article 12. Dividends of the Company

12.1. Once a year, the Company is entitled to take a decision on (declare) the payment of dividends on placed shares. Herewith, the Company shall not guarantee the payment of dividends on the common shares unless the general shareholders' meeting adopts an appropriate decision.

A decision on paying the annual dividends, the amount and form of the dividend payable on the shares of each category (type) shall be adopted by the general shareholders' meeting upon approval of the distributed profit.

12.2. Dividends on the preferred shares shall be paid out in an amount established in Clause 10.3. hereof.

12.3. Dividends shall be paid out of the Company's net profits based on the financial year results as specified in the annual profit and loss statement of the Company. Dividends on Type A preferred shares may be paid out of the funds specially designated for the purpose; the amount of such funds shall be determined so that the amount of dividends paid out of such funds not be lower than what is specified in Section 10.3 of this Charter.

12.4. To exercise the payment of dividends, the Company's Board of Directors shall draw up the list of persons entitled to receive the annual dividends. Such list shall include shareholders and nominee holders registered with the Register of Shareholders of the Company as of the date of drawing up the list of persons entitled to participate in the annual general shareholders meeting.

12.5. The term for paying out the annual dividends (including the payment commencement date) shall be determined by the decision adopted by the general shareholders' meeting in respect of the payment of the annual dividends. Herewith, the payment of dividends on the preferred shares shall commence not later than 60 (sixty) days following the date of the decision adopted by the shareholders meeting in respect of the payment of dividends and, additionally, on the date of commencing the payment of dividends on the common shares, if, in compliance with Clause 10.3. hereof, the amount of the dividend payable on the preferred shares must be increased up to the amount of the dividend payable on common shares.

12.6. When adopting a decision on (declaring) the payment of dividends, the Company shall be guided by limitations on the payment (declaration) of dividends established by the applicable law of the Russian Federation.

12.7. The Company shall pay out dividends in monetary form, with the exception of the case when the general shareholders' meeting may decide, in respect of the annual dividend on the common shares, to pay out dividends in other form. Dividends on the preferred shares of Type A shall be paid out only in monetary form.

Article 13. Register of Shareholders. Registrar of the Company.

13.1. The Company shall provide for keeping of the register of the Company's shareholders in accordance with the requirements of the legal acts of the Russian Federation.

13.2. The register of the shareholders of the Company is held by a professional participant of the securities market (Registrar), performing the keeping of register of shareholders as an exclusive activity and holding a license of a standard form to perform such activity.

The keeping of the register shall comply with the Regulations on Keeping the Shareholders Register approved by the Registrar of the Company.

13.3. A person registered in the register of shareholders shall timely notify the Registrar on any changes in its individual data. In the event that such person fails to notify the Registrar on the changes in its individual data, the Company and the Registrar will not be responsible for the damages arising in connection therewith.

13.4. In cases stipulated by the law of the Russian Federation, the Company's Registrar shall perform functions of the Counting Commission of the Company.

At that, the Registrar ascertains powers of and registers the persons intending to participate in the general shareholders' meeting of the Company, determines quorum of the general shareholders' meeting, provides for the settlement of questions relating to the exercise by shareholders (their representatives) of the right to vote at the general shareholders' meeting, explains the procedure for voting on the items included into the meeting agenda, counts votes and summarizes the balance of votes, draws up the protocol on voting results, and transfers the voting ballots to the archive.

Upon performing functions of the Counting Commission, the Registrar complies with the requirements contained in the internal documents of the Company.

Article 14. Competence of the General Shareholders' Meeting

14.1. The highest management body of the Company is the general shareholders' meeting of the Company.

14.2. The competence of a general shareholders' meeting includes the following matters which may not be transferred for decision to the Board of Directors, General Director or the Management Board:

14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in p. 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of Shareholders holding voting shares of the Company and participating the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

14.2.3. the Company's liquidation, appointment of the Liquidation Committee, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by Shareholders holding voting shares not less than three quarters of the Company's voting shares participating in the meeting;

14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board Directors, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting.

29.3 As it formulates the agenda of the general shareholders' meeting to consider the reduction of the Company's charter capital by acquiring part of the placed shares in order to reduce their total number, the Board of Directors shall propose to the general meeting all of the terms of the decision provided for under Clause 29.2 of this Charter.

29.4 In the event the decision to acquire shares in accordance herewith is made by the Board of Directors, such decision shall specify all of the terms and comply with all of the requirements provided for under Clause 29.2 hereof. The number of the shares to be acquired may not exceed the figure as a result of the approval of which the par value of the Company's outstanding shares, upon such acquisition, may be less than ninety (90) percent of its charter capital.

29.5 At least thirty (30) days before the commencement of the period within which the shares are to be acquired, the Company, acting through its General Director, shall notify the holders of the categories (types) of shares it has decided to acquire.

Such notice shall contain the following information:
- the official name and location of the Company;
- the categories (types) of shares to be acquired;
- the number of the shares to be acquired in each category (type);
- the acquisition price of the shares;
- the form of and deadline for the payment for the shares;
- the officially established date for the commencement of the share acquisition;
- the officially established date for the completion of the share acquisition; and
- the address to which filled-out written shareholder's offer to sell such shareholder's shares to the Company may be delivered.

Such notice shall be accompanied by a special form for a shareholder's written offer to sell its shares to the Company.

Such notice shall be given by registered mail addressed as specified in the list of shareholders and nominee holders of the Company drawn up as of the date the decision to acquire shares is made by the general shareholders' meeting or the Board of Directors. In the event a nominee shareholder is registered in the register of shareholders of the Company, such notice shall be delivered to the nominee shareholder.

The responsibility for the forwarding of such notice to the shareholder shall rest with the nominee holder and shall be governed under the agreement between the nominee holder and its client.

29.6 Each shareholder holding shares of the categories (types) to be acquired shall have the right to sell and the Company shall acquire such shares.

29.7 A shareholder holding shares of the categories (types) to be acquired may deliver to the Company a filled-out offer to sell its Company shares.

The offer shall be sent by registered mail or personally delivered to the Company at the address specified in the notice. The shareholder shall have the notice specify the banking details to which the Company is to remit payment for the shares acquired to the shareholder.

The date the Company receives the request shall be deemed to be the date of request.

29.8 In the event the total number of shares offered to the Company exceeds the number of shares the Company may acquire pursuant to the decision of the general shareholders' meeting or the Board of Directors, shares shall be acquired from shareholders pro rata to the offers made.

29.9 A shareholder's filled out form of an offer in writing to sell such shareholder's shares to the Company form the acceptance of the Company's offer to acquire the specified number of such shares and the order of transfer to the Company Registrar to make amendments to the register of shareholders of the Company with respect to the number of shares to be acquired by the Company.

29.10 Within fifteen (15) days of the established final day of acceptance of shareholders' offers to sell shares, the Board of Directors shall:

- decide on the number of shares to be acquired from each shareholder;
- oblige the Company, in the person of the General Director, to pay for the shares being acquired in the manner and by the deadlines determined in the decision to acquire shares;
- furnish the Company Registrar with the necessary documents for the making of relevant amendments to the register of shareholders.

29.11 Shares acquired by the Company pursuant to the general shareholders' meeting' decision to reduce the charter capital by acquiring shares in order to reduce their total number shall be redeemed at acquisition. The charter capital of the Company shall be reduced and relevant amendments to this Charter shall be made in accordance with the procedure provided for under Article 7 hereof for such instances.

29.12 Shares acquired by the Company by decision of the Board of Directors shall not vote, shall not be counted in the determination of the quorum or tallying of votes at the general shareholders' meeting, and shall earn no dividends. Such shares shall be sold by the Company, via the General Director, within one year of their acquisition; otherwise the general shareholders' meeting shall decide to reduce the charter capital of the Company in the manner provided for under Article 7 of this Charter for such instances.

29.13 The Company may not acquire its placed shares for any purpose:

- discovery of violations of the procedure determined under legal acts of the Russian Federation for the bookkeeping and submission of financial statements;
- verification of compliance with legal norms in the calculation and payment of taxes;
- discovery of violations of Russian Federation legal acts governing the business operation of the Company;
- evaluation of the economic expediency of the Company's business transactions.

28.7 The inspection (audit) of the Company's business operation shall be performed to review the Company's annual performance results.

An inspection (audit) of the Company's business *operation shall also be performed on the initiative of:*
- the Auditing Commission of the Company;
- the general shareholders' meeting;
- the Board of Directors of the Company;
- or at the request of a shareholder/s holding, in aggregate, at least ten (10) percent of the Company's voting shares on all matters within the competence of the general meeting as of the date of the request.

The shareholders initiating the inspection (audit) shall furnish the Company, attention of the Chairman of the Auditing Commission, with a request in writing which shall contain: the full name of the shareholder(s), information on the number and category (type) of its (their) shares of the Company and the signature of the shareholder or its authorized representative. If the request is signed by a shareholder's representative, the request shall be accompanied by a notarized copy of the power of attorney, including one subdelegated, or other statutory evidence in writing of the representative's powers.

The Auditing Commission may refuse to conduct an inspection (audit) in the event that:

- the shareholder(s) making the request does (do) not hold the number of the Company's voting shares required as of the date the request is made (received by the Company);
- the request is initiated by persons not registered in the register of shareholders, including via a nominee holder, and (or) not authorized to represent the relevant shareholders;
- the request is in conflict with this Charter or with applicable registration of the Russian Federation.

28.8 At the request of the Auditing Commission, officers of the Company's governing bodies shall present documents on the *business operation of the Company.*

28.9 The Auditing Commission shall have the right to request the convening of an extraordinary general shareholders' meeting in accordance with the procedure provided for hereunder.

28.10 In order to reflect the inspection of the business operation of the Company, the Auditing Commission shall draw up an opinion to contain:

- confirmation of the authenticity of the data contained in the Company's statements and other financial documents;
- information of the actual instances of violations of the statutory Russian Federation procedure for the keeping of accounts and the submission of financial statements, as well as violations of Russian Federation legal acts in the conduct of business.

28.11 A citizen or a properly licensed audit firm may be the Company's external auditor. The external auditor shall, under the terms of the agreement made with it, inspect the conduct of business in accordance with Russian Federation legal acts.

28.12 The external auditor of the Company shall be approved by the general shareholders' meeting. The amount to be paid for the services of the external auditor shall be determined by the Board of Directors.

Article 29. Acquisition by the Company of Placed Shares

29.1 The Company shall have the right to acquire its placed shares in the manner provided for hereunder in the following instances:

29.1.1 by decision of the general shareholders' meeting to reduce the charter capital of the Company by acquiring a part of the placed shares so as to reduce their total number;

29.1.2 by decision of the Board of Directors approved by a simple majority of votes of those taking part in the meeting of the Board of Directors. The Board of Directors may not take such decision if the par value of the Company's outstanding shares is less than ninety (90) percent of the Company's charter capital.

29.2 In the event the decision to acquire shares is made by the general shareholders' meeting, such decision shall determine:

- the categories (types) of the shares to be acquired;
- the number of shares of each category to be acquired;
- the share acquisition price which shall be determined on the basis of the market value of the shares determined by the Board of Directors as per applicable law of the Russian Federation;
- the form of payment for the shares, which may only be in cash;
- the term for payment of shares which may not exceed three months from the moment the shares are acquired; and
- the period within which the shares are to be acquired.

14.2.5. determination of number, nominal value, category (type) of authorized shares, the decision on which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.6. decrease of the Charter Capital of the Company, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.7. election of members to the Auditing Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable on each category and type of the shares, approval of losses upon a financial year results, the decisions on which shall be adopted by a majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Auditing Commission, Regulations on the General Director, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.11. determination of the procedure for holding a general shareholders' meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.12. placement, by way of public subscription, of additional common shares constituting more than 25 (twenty five) percent of the common shares placed before, the decision on which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.13 increase of the charter capital of the Company through placement of additional shares by way of open subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the common shares previously placed by the Company; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.14 increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.15 placement by the Company of bonds convertible into shares and of other issue securities convertible into shares in the event such bonds (other issue securities) are placed by way of closed subscription or open subscription provided that, *in the event of open subscription, bonds convertible into Company shares (other issue securities)* may be converted into common shares of the Company totaling more than twenty-five (25) percent of the previously placed common shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.17. approval of transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

14.2.19. taking decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and type of shares, which is adopted upon the distribution of the Company's profit and loss upon results of the financial year;

14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.21. decision on participating in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation in order to adopt such decision;

14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary meeting of shareholders in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary meeting of shareholders and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

14.2.24. formation of the Counting Commission of the general shareholders' meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the voting shares of the Company participating in the meeting;

14.2.25. decisions on other matters referred by this Charter to the competence of a general shareholders' meeting.

14.3. A general shareholders' meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21, 14.2.22 and 14.2.23 if proposed by the Board of Directors only.

14.4. A general shareholders' meeting shall also be competent to decide on other matters which are regarded by the applicable laws of the Russian Federation as within the competence of a general shareholders' meeting.

14.5. Apart from the Board of Directors, no other persons, entitled under this Charter to propose items to the agenda of an annual or extraordinary meeting of shareholders, may request from the Board of Directors inclusion of the items listed in Clause 14.3 hereof into the agenda.

14.6. A general shareholders' meeting is not entitled to consider and adopt decisions on matters not referred by this Charter to its competence.

14.7. A general shareholders' meeting shall not be entitled to adopt decisions on items not included into the meeting agenda, nor shall it be entitled to amend the agenda.

Article 15. Annual General Shareholders' Meeting

15.1. The Company convenes an annual general shareholders' meeting through the procedure stipulated by this Charter and the Regulations on the General Shareholders Meeting.

15.2. An annual meeting of shareholders shall be held within a term determined by the Board of Directors and may not be held earlier than four months or later than six months following the end of the financial year of the Company.

15.3. Decisions on the following matters are to be taken by the annual general shareholders' meeting:

15.3.1. approval of the Company's annual report submitted by the Board of Directors; approval of the annual accounting statements, profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of payment of dividends payable on each category and type of shares, approval of losses of the Company upon results of the financial year;

15.3.2. election of members of the Board of Directors;

15.3.3. election of members of the Auditing Commission;

15.3.4. approval of the Company's external auditor.

The agenda of an annual meeting of shareholders may include other matters of an annual meeting of shareholders falling within its competence pursuant to the law of the Russian Federation and this Charter.

15.4. The procedure for conducting an annual meeting of shareholders and notifying the shareholders on convening of the meeting, and the list of materials provided for the shareholders' reference (information on the forthcoming annual meeting of shareholders) shall be

(5) preparation of materials and draft resolutions on matters to be considered by the general shareholders' meeting and the Board of Directors, including preparation of proposals on the performance of transactions to be approved by the general shareholders' meeting and the Board of Directors of the Company, on the Company's participation in other organizations, etc.;
(6) organizational and technical support of the operation of the Company's bodies;
(7) approval of internal regulations governing matters within the competence of the Management Board of the Company except internal regulations to be approved by the general shareholders' meeting, the Board of Directors and the Management Board of the Company;
(8) analysis of performance results of the Company's structural subdivisions, branches and other separate subdivisions and issuance of binding instructions to improve their performance;
(9) discussion of organizational matters related to the Company's branches and representative offices and of other matters in accordance with the Regulations on the Management Board.

The Management Board of the Company may also decide on other matters of management of the Company's current operation on instructions from the Board of Directors or as proposed by the General Director of the Company except decisions on matters relegated to the competence of the general shareholders' meeting or the Board of Directors of the Company.

27.8 The Management Board shall hold its meetings as required.

Minutes shall be kept at meetings of the Management Board.

The General Director shall arrange for meetings of the Management Board and sign their minutes.

27.9 The person performing the functions of the General Director and members of the Management Board may only hold office in other organizations with the consent of the Board of Directors of the Company.

The rights, duties, amount of remuneration, term in office and liability of members of the Management Board shall be determined under the agreement between each member of the Management Board and the Company. Such agreement shall be signed by the General Director on behalf of the Company.

27.10 Matters of the legal status of the General Director and members of the Management Board not covered hereunder shall be determined under the Regulations on the General Director and the Regulations on the Management Board approved at the general shareholders' meeting by a simple majority of votes of those taking part in the meeting.

Article 28. Auditing Commission and external auditor

28.1 The business operation of the Company shall be monitored by the Auditing Commission. The rules of procedure of the Auditing Commission shall be determined under the Regulations on the Auditing Commission approved by the general shareholders' meeting.

28.2 The Auditing Commission shall consist of three (3) members annually elected at the annual general shareholders' meeting for a term until the next annual general shareholders' meeting by a majority of votes of the shareholders holding the Company's voting shares, taking part in the general shareholders' meeting and entitled to vote on the matter.

In the event the number of candidates who have won a majority of votes of the shareholders holding the Company's voting shares exceeds the numerical composition of the Auditing Commission as determined hereunder, the candidates who have won more votes than other candidates shall be deemed elected.

28.3 The powers of any or all members of the Auditing Commission may be terminated early by decision of the general shareholders' meeting on the grounds and in the manner provided for under the Regulations on the Auditing Commission.

In the event the membership of the Auditing Commission becomes less than two, the Board of Directors shall convene an extraordinary general shareholders' meeting to elect a new Auditing Commission.

The remaining member of the Auditing Commission shall perform his/her functions pending the election of a new Auditing Commission at the extraordinary general shareholders' meeting.

In the event of early termination of the powers of the Auditing Commission the powers of the new Auditing Commission shall be valid until the next annual general shareholders' meeting.

28.4 Membership in the Auditing Commission may be held by a shareholder or by any person proposed by a shareholder or the Board of Directors in the event no candidates or an insufficient number of candidates are proposed by shareholders for membership in the Auditing Commission. Members of the Auditing Commission may not simultaneously serve as members of the Board of Directors, General Director or members of the Management Board or the liquidation commission.

28.5 The Auditing Commission shall elect a Chairman and a Secretary from among its members.

28.6 The following falls within the competence of the Auditing Commission:

- verification of the accuracy of the data contained in statements and other financial documents of the Company;

26.6 The amount of remuneration and compensation of costs related to the performance by members of the Board of Directors of their functions shall be determined under the Regulations on the Board of Directors.

Article 27. General Director (One-Person Executive Body) and Management Board (Collective Executive Body)

27.1 The Company's current operation shall be managed by the Company's one-person executive body (General Director) and the collective executive body (Management Board).

The Company's executive bodies shall be competent to decide on all matters of management of the Company's current operation with the exception of the matters relegated to the competence of the general shareholders' meeting and the Board of Directors.

27.2 The General Director shall be appointed by the Board of Directors of the Company by a majority of votes of the members of the Board of Directors taking part in the meeting for a term of no more than five (5) years which shall be specified in the resolution of the meeting of the Board of Directors of the Company and may be re-elected an unlimited number of times. The rights, duties, term in office, liability and remuneration of the General Director shall be determined under the agreement between the General Director and the Company. The agreement with the General Director shall be signed on behalf of the Company by the Chairman of the Board of Directors or a person authorized by the Board of Directors. The Board of Directors may at any time terminate the powers of the General Director. The term in office of the General Director shall be counted from the moment of his/her election by the general shareholders' meeting.

Appointment of the General Director of the Company and early termination of his/her powers shall be made by the Board of Directors.

The General Director shall manage the current operation of the Company and shall be granted, in accordance with law of the Russian Federation, all the necessary powers for the purpose. The General Director shall be responsible for the maintenance of secrecy and for the development and implementation of the necessary measures to protect Russian Federation state secrets. The General Director shall act in strict compliance with applicable law and this Charter.

The General Director shall perform the functions of the chairman of the Management Board of the Company.

27.4 The General Director acts without a power of attorney on behalf of the Company, including:

- representing the Company in the Russian Federation and abroad;
- presiding at the general shareholders' meeting in accordance with the Regulations on the General Shareholders Meeting;
- arranging for compliance with the resolutions of the general shareholders' meeting and the Board of Directors;
- supervising the Directorate General of the Company, approving the Regulations on the Directorate General (central apparatus of corporate management) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedure and forms of remuneration;
- exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;
- appointing and dismissing the directors of branches, entering into and terminating employment agreements with them;
- approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 hereof, by the general shareholders' meeting and the Board of Directors;
- issuing orders, directives and instructions which shall be binding on all Company employees;
- approving, under an order, the List of Branch Employees to be appointed (dismissed) directly by the General Director under an employment agreement (contract);
- performing any transactions on behalf of the Company within the limits determined under the Law of the Russian Federation "On Joint Stock Companies" and this Charter;
- the right to affix the first signature to financial documents;
- issuing powers of attorney on behalf of the Company;
- opening the Company's bank accounts;
- organizing and arranging for the drawing up of the List of information constituting commercial secrets; issuing orders and instructions on compliance with the requirements to protect commercial secrets;
- deciding on matters of the Company's interaction with organizations in which the Company is a member, including on the agendas of the general meetings of those subsidiaries (highest governing bodies of organizations in other legal forms) in which the Company is the sole member.

27.6 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board approved by the general shareholders' meeting.

27.5 The numerical and personal membership of the Management Board of the Company is to be determined by decision of the Board of Directors as nominated by the General Director in accordance with this Charter.

27.7 The following matters of management of the Company's current operation fall within the competence of the Management Board of the Company:

(1) determination of the Company's technical, financial, economic and tariff policy;
(2) preparation of proposals on the main aspects of operation of the Company, including draft budgets, business plans and development strategies and programs of the Company;
(3) arrangements to monitor the Company's business operation;
(4) determination of the Company's personnel and social policy;

determined by the Board of Directors and approved by a majority of its present votes in accordance with the provisions of this Charter and the Regulations on the General Meeting of Shareholders.

Article16. Extraordinary General Shareholders' Meeting

16.1. All general meetings of shareholders of the Company, other than the annual meeting, are deemed as extraordinary meetings.

16.2. An extraordinary meeting of shareholders is held upon the decision of the Board of Directors, adopted by a majority of votes of its members participating in the meeting, upon its own initiative, upon a request of the Auditing Commission, external auditor of the Company, as well as upon the request of a shareholder (shareholders) owning, as of the date of the request, not less than 10 (ten) percent of the voting shares of the Company.

Such request shall be submitted through the procedure and within the term stipulated in the Regulations on the General Shareholders Meeting.

16.3. The decision of the Board of Directors initiating convention of an extraordinary meeting of shareholders must approve:

- items of the agenda;
- a clear statement of the reasons for submitting the matters for discussion at the meeting;
- the form of holding of the meeting.

16.4. Within 5 (five) days of the date the request is submitted to the Board of Directors, it shall decide either to convene the extraordinary meeting of shareholders or reject the aforementioned request.

16.5 The Board of Directors may adopt a decision rejecting the convention of an extraordinary meeting or refusing the inclusion of some of the proposed items into the agenda only in the following cases:

- the item (all items) proposed for the agenda of the general shareholders' meeting is not referred by the applicable laws and this Charter to the competence of the meeting;
- shareholders, initiating the request, do not hold, as of the date such request is submitted to the Company, a number of voting shares necessary to convene an extraordinary meeting of shareholders;
- initiators of the convention are persons who are not registered, including through a nominee holder, with the register of shareholders, and (or) do not hold the powers of a representative of the relevant shareholders;
- the request to convene an extraordinary meeting of shareholders contains insufficient information or misses documents which are required to be enclosed thereto by this Charter and the Regulations on the General Shareholders Meeting;
- matters which, in accordance with this Charter, are allowed to be submitted for discussion at a general shareholders' meeting only upon the initiative of the Board of Directors have been proposed by other persons initiating the convention of the extraordinary meeting of shareholders;
- an issue of the agenda contained in the request for convening an extraordinary meeting of shareholders has already been included into the agenda of the extraordinary or annual meeting of shareholders which is convened in accordance with the Board of Directors' decision adopted earlier than such request has been received;
- an item (all items) proposed for the agenda of the general meeting does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" and other legal acts of the Russian Federation;
- the procedure for submitting a request for convening a general meeting established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter has not been complied with.

16.6. A substantiated decision rejecting the extraordinary meeting convention or an issue proposed for the agenda shall be sent to the persons initiating the convention of such meeting, not later than 3 (three) days following the adoption of the relevant decision.

Article 17. Forming the Agenda of a General Shareholders' Meeting

17.1. The agenda of a general shareholders' meeting is to be approved by the Board of Directors of the Company.

The procedure for submitting proposals and approving the agenda of an extraordinary meeting of shareholders is established by this Charter and the Regulations on the General Shareholders Meeting.

17.2. Shareholders (a shareholder) holding in aggregate, not less than 2 (two) percent of the voting shares of the Company as of the date the proposal is submitted are entitled to propose items for the agenda of an annual meeting of shareholders not later than 45 (forty five) calendar days following the end of the financial year.

17.3. The items proposed for the agenda are to be submitted in writing by registered mail with return receipt requested, to the Company's address or delivered to the Company's office.

The date the proposal is submitted shall be determined as the mail delivery date or the date of *delivery to the office of* the Company.

17.4. A proposal of the items for the agenda of the annual meeting of shareholders should contain:

- statement of the items proposed for the agenda;
- full name (corporate name) of the shareholder (shareholders) submitting the issue, and information on the owned shares (number, category, type);
- signature of the shareholder (shareholders) or its authorized representatives. In the event that the proposal is signed on behalf of the shareholder by its authorized representative, the items proposed for the agenda shall be enclosed with a notarized copy of the power of attorney or other evidence of the shareholder representative's authority (including the protocol on the election as a person authorized to represent the legal entity shareholder without a power of attorney).

17.5. The Board of Directors must consider the duly proposed items and decide either to include the items into the agenda or reject the items, not later than 5 (five) days following the end of the term for accepting the proposal of items established by this Charter.

17.6. The Board of Directors is entitled to refuse to include an issue into the agenda of a general shareholders' meeting only in cases as follows:

- the term established by this Charter for submitting an issue for the agenda has not been complied with;
- the proposed issue does not meet requirements established herein;
- shareholders, proposing items, do not hold, as of the date the items are submitted, a sufficient number of the voting shares of the Company;
- initiators of the proposed items are persons which are not registered, including through a nominee, with the register of shareholders, and/or do not hold powers of representatives of the relevant shareholders;
- the issue proposed for the agenda is not referred by the applicable laws and this Charter to the competence of a general shareholders' meeting;
- the issue proposed for the agenda does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;
- the issue proposed for the agenda may be accepted for the consideration at the general shareholders' meeting only if, as established by this Charter, submitted by the Board of Directors;
- the procedure for proposing items for the agenda of an annual meeting of shareholders does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies".

17.7. A substantiated decision rejecting the issue proposed for the agenda or the candidates nominated to the bodies of the Company shall be sent to the shareholders initiating the issue proposal (nomination of the candidates), not later than 3 (three) days following the adoption of the relevant negative decision.

17.8. The agenda of the general meeting may not be amended after the shareholders have been notified on the holding of a general meeting through the procedure stipulated herein.

17.9. Not later than 45 (forty five) calendar days following the end of the financial year, the shareholders (shareholder) holding in aggregate not less than 2 (two) percent of the Company's shares entitled to vote on all items within the competence of a general shareholders' meeting as of the date of submitting the issue, shall be entitled to nominate for the election at the annual meeting of shareholders candidates to the Board of Directors, the Auditing Commission and the counting commission of the Company. The number of candidates in one nomination shall not exceed the number of members in such bodies established by this Charter.

17.10. A proposal on a candidate nominated is to be made in writing by registered mail with receipt return requested, to the Company's address or delivered to the Company's office.

A nominated candidate proposal is deemed submitted on the date on which the proposal was delivered by registered mail or delivered to the secretariat of the Company.

17.11. A nominated candidate proposal (including the case of self-nomination) shall state:

- the full name of the candidate;
- the full name (corporate name) of the shareholders nominating the candidate, number and category (type) of shares held by them;
- the name of the body of the Company to which the candidate is nominated;
- other information on the candidates required by this Charter or the Regulations on the Board of Directors, Regulations on the Auditing Commission, or Regulations on the General Director;
- the signature of the shareholder (shareholders) and authorized representatives thereof. In the event that the nominated candidate proposal is signed on behalf of the shareholder by its authorized representative, the items proposed for the agenda are submitted together with a notarized copy of the power of attorney or other evidence of the powers of the shareholder's representative (including the protocol on election as a person authorized to represent the shareholder's interests without a power of attorney).

17.12. The items proposed for the agenda of the general shareholders' meeting and nominations of candidates to the Board of Directors, Auditing Commission as well as to the office of General Director may be revoked by the shareholders (the shareholder) which have submitted such proposals, not later than the final term established by this Charter for submitting such proposals.

17. 13. The Board of Directors considers the submitted proposals and decides whether to include them into the nominated candidates list for voting on elections to the Board of Directors, Auditing Commission, office of General Director or to refuse them not later than 5 (five) days following the final term established by this Charter for submitting the proposals.

The requirements applicable to persons elected to the Board of Directors shall be determined under the Regulations on the Board of Directors.

Article 25. Chairman of the Board of Directors

25.1 The Chairman of the Board of Directors of the Company shall be elected by the members of the Board of Directors from among them by a majority of votes of the total number of elected members of the Board of Directors.

25.2 The Board of Directors may re-elect its Chairman at any time by a majority of votes of the total number of elected members of the Board of Directors.

25.3 The Chairman of the Board of Directors:

- organizes the work of the Board of Directors;
- convenes meetings of the Board of Directors or arranges for absentee voting; and
- organizes the keeping of minutes of meetings of the Board of Directors.

25.4 The Board of Directors shall has the right to appoint a Vice-Chairman of the Board of Directors. In the absence of the Chairman of the Board of Directors, his/her functions (including the right to sign documents) shall be performed by the Vice-Chairman and, in the absence of the latter, by a member of the Board of Directors appointed by decision of the Board of Directors of the Company made by a majority of votes of its members taking part in the meeting.

Article 26. Meeting of the Board of Directors

26.1 Meetings of the Board of Directors shall be held as required but at least once a quarter. Meeting of the Board of Directors, on the convening of the annual general shareholders' meeting, shall be held within one (1) month after the last day of the period determined under law of the Russian Federation for the submission of accounting statements so as to consider draft annual reports, draft annual accounting statements, including the Company's profit and loss statements, and the opinion of the external auditor.

At the annual meeting, the Chairman shall furnish the Board with full current financial information and a full report on the current state of affairs and on the main results and plans of the Company.

A meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors on his/her own initiative or at the request of any member of the Board of Directors, the Auditing Commission, the external auditor of the Company, the General Director or a shareholder(s) holding, as of the date of the request, at least two (2) percent of the Company's voting shares. The procedure for the convening and conduct of meetings of the Board of Directors shall be determined under the Regulations on the Board of Directors.

26.2 The quorum for meetings of the Board of Directors shall be met by the presence of at least one-half of the number of elected members of the Board of Directors of the Company.

In determining the quorum and tallying the results of votes by members of the Board of Directors, account shall be taken of the written opinion of an absent member of the Board of Directors in accordance with the Regulations on the Board of Directors of OAO Rostelecom.

26.3 In decision-making at a meeting of the Board of Directors each member of the Board of Directors shall have one vote.

A member of the Board of Directors may not delegate his/her vote to another member of the Board of Directors or another person under a power of attorney.

26.4 A resolution of the Board of Directors may be approved by absentee voting (by poll) in accordance with the Regulations on the Board of Directors.

26.5 Minutes shall be kept at a meeting of the Board of Directors. The minutes of a meeting of the Board of Directors shall be drawn up within three (3) business days of the meeting. The minutes shall specify:

- place, date and time (of the meeting);
- persons present at the meeting;
- information on the written opinions of absent members of the Board of Directors;
- agenda of the meeting;
- matters put to a vote and the results of the vote; and
- decisions taken.

The minutes of a meeting of the Board of Directors shall be signed by the presiding member who shall be responsible for the accuracy of the minutes.

To reflect the results of an absentee vote (by poll), the minutes shall be drawn up within three (3) business days of the final date for the acceptance of questionnaires or other written evidence of the views of members of the Board of Directors in accordance with the Regulations on the Board of Directors.

23.3.33increase of the charter capital of the Company by way of placement by the Company of additional shares by way of open subscription within the limits of the number of authorized shares if the number of additionally placed shares is twenty-five (25) or less percent of the common shares previously placed by the Company;

23.2.34 [- sic!] determination of the procedure for interaction with the organizations in which the Company participates, including the making of decisions on agenda items of the general meetings of members of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole member; and

23.3.35 other matters relegated to the competence of the Board of Directors under this Charter and the law of the Russian Federation "On Joint Stock Companies."

23.4 Resolutions *at meetings of the Board of Directors* shall be approved by a majority of votes of the members of the Board of Directors taking part in the meeting or in the absentee vote (by poll) except where this Charter requires a different number of votes for the approval of a resolution.

In the event of a tie the Chairman of the Board of Directors shall have the deciding vote.

In the even there is no unanimity among the members of the Board of Directors on a matter to be voted on unanimously in accordance with law of the Russian Federation or this Charter, such matter may be submitted to the general shareholders' meeting for approval by decision of the Board of Directors approved by a majority of votes of the members of the Board of Directors taking part in the meeting or by absentee vote.

23.5 Matters relegated hereunder to the exclusive competence of the Board of Directors may not be referred to the General Director or the Management Board of the Company for approval.

23.6 *In exercising their rights* and performing their duties, members of the Board of Directors shall act in the best interests of the Company, in good faith and reasonably. Otherwise members of the Board of Directors shall be jointly and severally liable to the Company in accordance with applicable law of the Russian Federation.

23.7 Matters of the legal status of the Board of Directors of the Company not covered hereunder shall be governed under the Company's Regulations *on the Board of Directors approved at the general shareholders' meeting* by *a majority of votes* of those taking part in the meeting.

Article 24. Election of the Board of Directors

24.1 Members of the Board of Directors of the Company shall be annually elected by the *annual general shareholders' meeting.*

The term in office of members of the Board of Directors shall be counted from the moment of their election by the annual meeting of shareholders until the moment of election of a new Board of Directors by the next annual meeting of shareholders.

24.2 Those elected to the Board of Directors may be re-elected an unlimited number of times.

24.3 Members of the Board of Directors shall be elected by a cumulative vote in accordance with the Regulations on the General Shareholders Meeting and the Regulations on the Board of Directors.

24.4 The general shareholders' meeting may decide on the early termination of the powers of members of the Board of Directors. Such decision may only be made simultaneously with respect to all of the members of the Board of Directors.

In the event of early termination of the powers of the Board of Directors the powers of the new Board of Directors shall be valid until the nearest annual general meeting.

24.5 A member of the Board of Directors may voluntarily resign at any time by giving notice in writing thereof to the other members of the Board of Directors. The powers of the other members of the Board of Directors shall remain valid except in the instance provided for in the first paragraph of Clause 24.6 hereof.

24.6 In the event the numerical membership of the Board of Directors becomes less than one-half of the number provided for under Clause 23.1 hereof, the Board of Directors shall convene an extraordinary general shareholders' meeting to elect a new Board of Directors. The remaining members of the Board of Directors shall be entitled to decide on the convening of such extraordinary general *shareholders' meeting.*

Members of the Board of Directors who have voluntarily resigned in accordance with Clause 24.5 hereof, those who have died or have been duly declared missing, dead or legally incapable or whose powers in office as members of the Board of Directors have been terminated or suspended under a legally valid decision of a court or other authorized government agency shall be deemed to be retired members of the Board of Directors pending removal of *the grounds for retirement except in respect of members of the Board* of Directors who have retired voluntarily.

24.7 Members of the Company's management Board may not comprise more than one-quarter of the membership of the Board of Directors. The General Director may not serve as Chairman of the Board of Directors.

17.14. The Board of Directors may refuse to include the nominated candidates into the voting list in the following cases:

- the term established by this Charter for submitting nominated candidate proposals has not been complied with;
- the shareholders, submitting the proposal, do not hold, *as of the date the proposal is submitted, a sufficient number of* the voting shares of the Company;
- the initiators of the submitted proposals are persons who are not registered, including through a nominee, with the register of shareholders and/or are not authorized to represent the relevant shareholders;
- the candidates included in the proposal do not meet the requirements established by the Law of the Russian Federation "On Joint Stock Companies" and this Charter *for candidates to the relevant bodies of the Company;*
- the proposal does not comply with the requirements of the Law of the Russian Federation "On Joint Stock Companies" or other legal acts of the Russian Federation;
- the procedure for nominating the candidates to the Company's bodies stipulated by the Law of the Russian Federation "On Joint Stock Companies" has not been complied with.

17.15. A substantiated decision refusing to include the nominated candidate into the voting list for the election to the Board of Directors, Auditing Commission, the office of General Director of the Company shall be sent to the shareholder (shareholders) initiating the nomination of the candidates, not later than 3 (three) business days following the date of adoption of the relevant negative decision.

Article 18. Convening a General Shareholders' Meeting

18.1. An extraordinary general shareholders' meeting convened upon the request of the Auditing Commission of the Company, external auditor of the Company or shareholders owning, in aggregate, not less than 10 (ten) percent of the voting shares or convened in cases when, in accordance with Articles 68, 69 and 70 of the Law of the Russian Federation "On Joint Stock Companies", the Company's Board of Directors must adopt a decision to convene an extraordinary meeting of shareholders not later than 40 calendar days following the date of the request for holding the extraordinary meeting of shareholders or the date on which the decision has been adopted by the Board of Directors to hold such meeting.

In the event that the agenda of the extraordinary meeting of shareholders proposed by the Auditing Commission, external auditor of the Company or by the shareholders holding, in aggregate, not less than 10 (ten) percent of the voting shares of the Company includes an issue of electing members of the Board of Directors, such extraordinary meeting of shareholders must be held within 70 (seventy) calendar days from the date of request for holding the extraordinary meeting of shareholders.

In the event that, in accordance with the Law of the Russian Federation "On Joint Stock Companies", the Board of Directors must adopt the decision on holding an extraordinary meeting of shareholders for the election of members of the Board of Directors, such extraordinary meeting of shareholders shall be held within 70 (seventy) calendar days following the date on which the Board of Directors adopted the decision to hold such meeting.

18.2. Information on holding the general shareholders' meeting shall be communicated by way of a written notice to each person included in the list of persons entitled to participate in the general shareholders' meeting and/or shall be published in the form of a proper announcement in the Rossiskaya Gazeta newspaper or in any other national newspaper circulated in the whole territory of the Russian Federation.

The Company may also inform the shareholders on holding a general shareholders' meeting by other means of the mass media, including the Internet.

18.3. The following documents shall be forwarded to the shareholders to inform them on a general shareholders' meeting to be held through absentee voting:

- text of the announcement of holding the meeting;
- voting ballots;
- *information (materials) necessary to adopt a decision.*

In the event that the meeting agenda includes items the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their shares, the shareholders shall also receive a special form to execute a written request to the Company to buy-out the shares held by shareholder.

In the event that the meeting agenda includes items on decreasing the Charter Capital through a buy-out of a part of the placed shares with the purpose of reducing the total amount thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

18.4. Information on holding a general shareholders' meeting in the form of a meeting shall be communicated to the shareholders not later than 30 (thirty) calendar days before the final date of accepting the voting ballots, by sending to the shareholders registered mail with:

- the text of the announcement of holding the meeting;
- voting ballots.

In the event that the meeting agenda includes items the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", confer to the shareholders the right to request from the Company a buy-out of their

shares, the shareholders shall also be provided with a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

In the event that the agenda includes items on decreasing the Charter Capital through a buy-out of part of the placed shares with the purpose of reducing the total number thereof, the shareholders shall receive a special form to execute a written request to the Company to buy-out the shares held by the shareholder.

The date of informing the shareholders on the holding of a general shareholders' meeting is the date on which the registered mail is dispatched or the date of the announcement publication in accordance with Clause 18.2. hereof.

18.5. The information which is to be sent to the shareholders in the process of arranging for a general shareholders' meeting shall include the following:

18.5.1. annual balance sheets of the Company;

18.5.2. opinions of the Auditing Commission and external auditor of the Company on the results of the audit check of the annual balance sheets of the Company;

18.5.3. information on the candidates nominated to the Board of Directors;

18.5.4. information on the candidates nominated to the Auditing Commission;

18.5.5. information on the candidates nominated to the office of General Director;

18.5.6. information about the proposed external auditor of the Company;

18.5.7. draft amendments and additions proposed to be incorporated to the Charter and internal documents of the Company, and (or) drafts of the restated Charter and internal documents;

18.5.8. draft resolutions of the general shareholders' meeting proposed by persons authorized by this Charter to include items into the agenda of a meeting of shareholders or request convention of an extraordinary meeting of shareholders;

18.5.9. other information (materials) necessary to adopt decisions on items on the agenda of a general shareholders' meeting, included by the Board of Directors into the list of information (materials) to be provided to the general shareholders' meeting.

Information mentioned in Clauses 18.5.1. – 18.5.8. of this Charter is to be provided through the procedure established herein, in the event that the relevant items are included into the agenda of a general shareholders' meeting.

18.6. Materials to be provided in preparation for a general meeting to persons entitled to participate in the general shareholders' meeting shall not be sent out to the shareholders. A person entitled to participate in the general shareholders' meeting may review such materials at the addresses indicated in the notice.

A person entitled to participate in the general shareholders' meeting may receive, at the indicated addresses, copies of all materials of the meeting, and request to send such materials to its address by mail, provided the mail costs shall be paid by the receiver.

18.7. A general shareholders' meeting shall be legally qualified (has a quorum) provided that shareholders holding, in aggregate, more than half of the placed voting shares of the Company participate therein.

The shareholders which have been registered to attend the meeting and the shareholders the ballots from which have been received not later than two days prior to the date of holding the general shareholders' meeting are deemed as having participated in the general meeting. The shareholders the ballots from which have been received prior to the final date of accepting the ballots are deemed as having participated in the meeting held in the form of absentee voting.

18.8. The quorum shall be determined once, as of the moment the meeting is opened. In the event that the agenda of the general shareholders' meeting includes items to be voted on by holders of different categories of shares, the quorums for voting on such items shall be determined separately. Herewith, the absence of quorum for voting on the items to be voted on by shares of one category shall not prohibit the voting on the issues which may be voted by shares of the other categories constituting a quorum required for voting on such issues.

18.9. If the quorum for holding an annual meeting of shareholders is not available, the Board of Directors must announce the date for holding a repeated general shareholders' meeting.

If the quorum for holding an extraordinary meeting of shareholders is not available, the Board of Directors is authorized to announce the date for holding a repeated general shareholders' meeting.

In the event that the general shareholders' meeting is convened upon the initiative of the Board of Directors, the latter shall be authorized to change, in its decision on the repeated meeting, the form of holding the meeting.

23.3.11 recommendations on the amount of dividends on the shares of each category and type and the procedure for their payment;

23.3.12 decision-making on the uses of the reserve and other funds of the Company;

23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company in accordance with law of the Russian Federation, this Charter and the Regulations on the Board of Directors except the documents the approval of which is relegated to the competence of the general shareholders' meeting and the executive bodies of the Company;

23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (Representative Office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

23.3.15 decision-making on the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations except for the instances provided under Clause 14.2.21 of this Charter;

23.3.16 decision-making to approve major transactions in the instance provided for under Article 31 hereof;

23.3.17 decision-making to approve the transactions in the instance provided for under Article 32 hereof;

23.3.18 appointment and early dismissal of the General Director of the Company;

23.3.19 determination of the composition, volume and procedure for the protection of information constituting a commercial secret;

23.3.20 approval of decisions to issue securities, prospectuses and reports on the results of the issuance of securities; amendments and additions thereto;

23.3.21 approval of the registrar and on the terms on the agreement on the keeping of the Company's register of shareholders; decision-making on the termination of such agreement with the registrar;

23.3.22 decision-making on the reimbursement to Company's officers, including members of the Board of Directors, of the losses incurred by such Company's officers in connection with the performance of their official duties and/or performance by them of the powers of the Company's representatives as a result of claims, complaints, demands or amounts of liability against them from any third parties, including government and municipal agencies;

23.3.23 decision-making on the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

23.3.24 consideration of the opinions of the Auditing Commission and the external auditor of the Company;

23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

23.3.28 decision-making on the placement by the Company of bonds and other issue securities where, under the terms of the placement of such shares and other issue securities, they are not convertible into Company's shares;

23.3.29 decision-making on the placement by the Company of bonds convertible into shares and of other issue securities convertible into shares where such bonds (other issue securities) are placed by way of open subscription and may be converted into the Company's common shares amounting to 25 or less percent of the Company's previously placed common shares;

23.3.30 decision-making on introducing amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of Company; shares in the instances provided for under this Charter;

23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

21.6. The minutes of the general shareholders' meeting shall be drawn up in two copies not later than 15 (fifteen) days following the closing of the general shareholders' meeting. Both copies shall be signed by the person presiding at the meeting and by the secretary of the general shareholders' meeting.

21.7. The minutes of a general shareholders' meeting shall state:

- place and time of holding the general shareholders' meeting;
- total number of the votes held by the shareholders holding voting shares of the Company;
- number of votes held by the shareholders participating in the meeting;
- chairman (presidium) and secretary of the meeting, the meeting agenda.

The minutes of the general shareholders' meeting shall indicate the main points of reports, issues put to the vote and results of voting on such issues, and resolutions adopted by the meeting.

21.8. Based on absentee voting results, not later than 15 (fifteen) days following the final date of accepting the voting ballots, the Counting Commission or the person performing its functions shall draw up a relevant protocol on the absentee voting results in two copies.

Article 22. Regulations on the General Shareholders Meeting

22.1 Matters concerning the convening, holding and recording the results of the general shareholders' meeting and other matters related to preparations for and holding of general meetings of shareholders of the Company not covered hereunder shall be governed under the Company Regulations on the General Shareholders Meeting approved *at the general shareholders' meeting* by a simple majority of votes of the shareholders holding the Company's voting shares and taking part in the meeting.

Article 23. Board of Directors

23.1 The Board of Directors consists of eleven members.

The numerical composition of the Board of Directors provided for under this Clause of the Charter may be *increased to an odd* number of members by decision of the general shareholders' meeting provided such matter was placed on the agenda in the manner determined hereunder. Simultaneously with the making of the decision to increase the numerical composition of the Board of Directors the general meeting shall decide to make relevant amendments to this Charter. The decision to change the numerical composition of the Board of Directors shall enter into force for the shareholders of the Company as of the moment it is made.

23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of overall management of the operation of the Company except matters relegated hereunder to the competence of the general shareholders' meeting.

23.3 The following matters shall come under the competence of the Board of Directors:

23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

23.3.2 *convening of the annual and extraordinary general meetings of shareholders of the Company* except for the instance provided for under Section 55.8 of the Law of the Russian Federation "On Joint Stock Companies";

23.3.3 approval of the agenda of the general shareholders' meeting;

23.3.4 determination of the date for the drawing up of the list of persons entitled to take part in the general shareholders' meeting and other matters relegated to the competence of the Board of Directors of the Company under law of the Russian Federation and this Charter and related to the preparation and conduct of the general shareholders' meeting;

23.3.5 submission of the matters provided for under Clause 14.3 hereof to the general shareholders' meeting for decision;

23.3.6 increase of the Company's charter capital by having the Company place additional shares within the limits of the number and categories of authorized shares as determined hereunder;

23.3.7 determination *of the market value of property under applicable law of the Russian Federation* and this Charter;

23.3.8 decision-making on the acquisition of shares placed by the Company, bonds and other securities;

23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members as proposed by the General Director;

23.3.10 recommendations on the amount of the remuneration and compensation payable to the members of the Auditing Commission and determination of the amount to be paid for the services of the external auditor;

18.10. Information on holding a repeated general shareholders' meeting shall be communicated through the procedure stipulated in this Charter. In such case, the term of communicating the information may be established not later than 20 (twenty) days prior to the final date of accepting the ballots for voting at the repeated meeting, and the information on holding the repeated general meeting, the agenda of *which includes an issue of the Company's reorganization*, shall be communicated not later than 30 (thirty) days prior to the final date of accepting the voting ballots.

18.11. A repeated general meeting convened instead of the might-have-been meeting shall be deemed legally qualified (has a quorum) in the event that it is attended by the shareholders (shareholders' representatives) holding, in aggregate, not less than 30 (thirty) percent of votes provided by the voting shares of the Company, *adjusted for the procedure of quorum determination in accordance with* Clauses 18.7. and 18.8. of this Charter.

18.12. In the event that a repeated general shareholders' meeting is held earlier than 40 (forty) days following the date of the original meeting which was not held, the persons entitled to participate in the general shareholders' meeting shall be qualified as such in accordance with the list of persons entitled to attend the original meeting which was not held.

Article 19. Right to Participate in a General Shareholders' Meeting

19.1. The list of persons entitled to participate in the general shareholders' meeting shall be composed on the basis of information contained in the Company's Register as of the date established by the Board of Directors.

19.2. The date of composing the list of persons entitled to participate in the general shareholders' meeting may not be established earlier than the date of the adopted decision on holding the general shareholders' meeting or later than 50 (fifty) calendar days prior to the *date of holding the general shareholders' meeting and, if the agenda of the extraordinary meeting* of shareholders includes the election of members of the Board of Directors, not later than 65 (sixty five) calendar days prior to the date of holding the general shareholders' meeting. Herewith, the actual date shall be established not earlier than 45 (forty five) calendar days prior to the date of holding the general shareholders' meeting.

In all cases, the date of composing the list of persons entitled to participate in the general *meeting must precede the date of* informing the shareholders on holding the general meeting.

19.3. For the purpose of composing the list of the shareholders entitled to participate in the general meeting, a nominee holder of shares shall provide information with respect to the persons in the interest of which it is holding the shares as of the date of composing the list.

19.4. The list of persons entitled to participate in the general shareholders' meeting shall contain data stipulated by the Regulations on the General Shareholders Meeting.

19.5. The list of persons entitled to participate in the general shareholders' meeting shall include:

- shareholders holding fully paid common shares of the Company of any issue;
- shareholders holding fully paid preferred shares of the Company of any category in cases when the agenda of the general meeting *includes an issue on which the preferred share of that particular type is entitled to vote*, or when the holders of preferred shares have been conferred the right to vote on all issues within the competence of the general meeting in accordance with Article 32 of the Law of the Russian Federation "On Joint Stock Companies".

19.6. Amendments to the list of persons entitled to participate in the general shareholders' meeting may be introduced only in the case of the restitution of the violated rights of persons *not included into the aforementioned list as of the date of its drawing up* or in the case of correction of errors incurred upon the drawing up such list.

19.7. In the event that shares are transferred after the date of drawing up the list of persons entitled to participate in the general shareholders' meeting and prior to the date of holding the general shareholders' meeting, the person included in such list must issue to the acquirer a power of attorney for voting or vote at the general shareholders' meeting in compliance with the written instructions of the acquirer of the shares. The above provision shall also apply to each of the subsequent cases of the shares transfer.

19.8. The right to participate in the general shareholders' meeting may be exercised by the shareholder both independently or through representative.

A shareholder may participate in a meeting through the following procedures:

- participating personally in the discussion of issues on the agenda and the vote on such issues;
- *directing its authorized representative* to participate in the discussion of issues on the agenda and the vote on such issues;
- exercising absentee voting (by sending voting ballots);
- delegating the right of absentee voting to an authorized representative.

19.9. Transfer of rights (powers) to the shareholder's representative shall be exercised by issuing a power of attorney.

A power of attorney authorizing participation in the voting shall be executed in accordance with the requirements stipulated by the Law of the Russian Federation "On Joint Stock Companies".

Article 20. Holding a General Shareholders' Meeting

20.1. A general meeting of the shareholders may be held in the following forms:

20.1.1. a meeting – joint presence of shareholders for the purpose of discussing the issues on the agenda and adopting decisions on the issues put to the vote, in accordance with which the shareholders or their legally qualified representatives may, at their own discretion, submit their votes on the issues on the agenda either through attending the general meeting in person or by sending the executed ballots to the Company;

20.1.2. absentee voting, in accordance with which decisions on the issues on the agenda shall be adopted without holding a meeting, by poll.

20.2. An annual general shareholders' meeting may be held only in the form of a meeting.

20.2.1. The Board of Directors shall not be authorized to amend the form of holding an extraordinary meeting of shareholders which is required by the persons initiating the convention of such meeting.

20.3. Apart from the shareholders and their authorized representatives, a general meeting may be attended by other persons as envisaged in the Regulations on the General Shareholders Meeting, holding rights provided by the above Regulations.

20.4. A decision of the Board of Directors on holding a general shareholders' meeting approves:

- wording of the issues put on the agenda of the general meeting;
- form and text of the voting ballot;
- list of information (materials) to be provided to the shareholders in preparation for the general shareholders' meeting;
- date of composing the list of persons entitled to participate in the general shareholders' meeting;
- date, place and time for holding the general meeting;
- mail address to which the executed voting ballots shall be dispatched;
- date, place and time of commencement of registration of participants in the general shareholders' meeting;
- text of the announcement of holding the general meeting to be sent to the shareholders;
- procedure for informing the shareholders on the holding of the general shareholders' meeting.

In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies", result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

- price of the shares for the buy-out;
- procedure and term of exercising the buy-out.

20.5. The decision of the Board of Directors on holding a general meeting by absentee vote approves:

- wording of the issues on the agenda of the general meeting;
- form and text of the voting ballot;
- list of information (materials) to be provided to the shareholders;
- date of composing the list of persons entitled to participate in the general shareholders' meeting;
- date, place and the time for holding the general meeting;
- date of providing to the shareholders voting ballots and other information (materials);
- final date of accepting voting ballots by the Company;
- mail address to which the executed voting ballots shall be dispatched;
- text of the announcement of holding the general meeting to be sent to the shareholders;
- procedure of informing the shareholders on holding the general shareholders' meeting.

In the event that the agenda includes issues, the voting on which may, in accordance with the Law of the Russian Federation "On Joint Stock Companies, result in conferring to the shareholders the right to request from the Company a buy-out of the shares they hold, the Board of Directors shall establish:

- price of the shares for the buy-out;
- procedure and term of exercising the buy-out.

20.6. A general shareholders' meeting the agenda of which includes issues stipulated in Clauses 15.3.1., 15.3.2., 15.3.3., 15.3.4. of this Charter may not be held in the form of absentee voting.

20.7. The requirements to the form and text of the bulletin, to the text of the announcement on holding the general shareholders' meeting by absentee voting as well as to the procedure of accepting the absentee voting ballots shall be determined by this Charter and the Regulations On the General Shareholders Meeting.

20.8. The shareholders the ballots of which have been received not later than two days prior to the date of holding the general shareholders' meeting or have been submitted not later than the established final date of accepting the absentee voting ballots shall be considered as having participated in the voting.

A decision adopted by the general shareholders' meeting by absentee voting is deemed effective in respect of each individual issue if shareholders holding, in aggregate, not less than half of the Company's voting shares entitled to vote on the given issue participated in the voting.

20.9. The holding of the general shareholders' meeting and summarizing of the voting results is performed by the Counting Commission of the general shareholders' meeting, the function of which, in case the number of the Company's shareholders is more than 500 (five hundred), shall be performed by the Company's Registrar.

The procedure of forming, the authority of and requirements applicable to the members of the Counting Commission or to a person performing functions of the Counting Commission of the general shareholders' meeting shall be determined by the Regulations on the General Shareholders Meeting.

Article 21. Voting at a General Shareholders' Meeting. Voting Ballot. Counting Votes upon Voting. Protocol and Report on Voting Results. Minutes on Results of a General Shareholders' Meeting.

21.1. Voting at a general shareholders' meeting shall be exercised based on the principle "one voting share of the Company – one vote" save for the cases of cumulative voting on the election of members of the Board of Directors of the Company and other cases stipulated by the Law of the Russian Federation "On Joint Stock Companies".

21.2. Voting at a general shareholders' meeting on the issues on the meeting agenda shall be exercised only with the use of voting ballots.

The Company must send the voting ballots to the shareholders within the term and through the procedure stipulated by Article 52 of the Law of the Russian Federation "On Joint Stock Companies" and this Charter, and accept the voting ballots in accordance with Clause 18.7. hereof. The voting ballots shall be sent out by registered mail.

The form and text of the voting ballot shall be approved by the Board of Directors of the Company. A voting ballot shall be issued to the shareholder (its representative) which has registered to participate in the general shareholders' meeting save for the case stipulated in the second paragraph of this Clause.

21.3. A voting ballot shall contain:

- full official name and address of the Company;
- information on the form of holding the general shareholders' meeting (a meeting or absentee voting);
- date, place and time of the general shareholders' meeting and the mail address to which the executed bulletins shall be sent or, in case of holding the meeting in the form of absentee voting, the final date of accepting the voting ballots and the mail address to which the executed bulletins shall be sent;
- wording of each issue put to the vote and the order of priority of consideration thereof;
- wordings of resolutions on each issue (full name of each candidate to the Board of Directors, Auditing Commission, office of General Director) which shall be voted on by the given ballot;
- voting options for each issue on the agenda of the meeting put to the vote, expressed by "for", "against" or "abstained";
- indication that the ballot must be signed by the shareholder;
- manner in which the chosen voting option is to be marked.

In case of voting on the issue of electing a member of the Board of Directors or the Auditing Commission of the Company, the voting ballot must also contain other information on the candidate (candidates).

In the event of cumulative voting in accordance with p. 21.1. of this Charter, the voting ballot shall point to such method of voting and provide for explanations of cumulative voting.

21.4. Upon the voting, the votes on the issues on which the voter has marked only one voting option are counted. The voting ballots executed in violation of the above requirement shall be recognized invalid and votes on the issues included therein shall not be counted in.

In the event that a voting ballot contains several issues put to the vote, violation of the above requirement in respect of one or several issues shall not result in recognizing the voting ballot entirely invalid.

21.5. Based on the voting results, the Counting Commission or the person performing its functions shall draw up the protocol on voting results to be signed by the members of the Counting Commission or by the person performing its functions.

Following the drawing up of the protocol on voting results and signing of the minutes of the general shareholders' meeting, the voting ballots shall be sealed up by the Counting Commission and transferred for keeping to the Company's archive.

A protocol on voting results shall be subject to filing together with the minutes of the general shareholders' meeting.

Decisions adopted by the general shareholders' meeting as well as the voting results shall be announced at the general shareholders' meeting at which the voting took place or shall be communicated to the persons included in the list of persons entitled to participate in the general shareholders' meeting, not later than 10 (ten) business days following the date of drawing up the protocol on voting results in the form of the report on voting results through the procedure stipulated for the announcing of the holding of the general shareholders' meeting.

7.3.2. The Executive Director shall carry out operational management over the activity of the Association, report to the General Meeting and arrange for compliance with its decisions.

7.3.3. The Executive Director shall be competent to decide on all matters not referring to the exclusive competence of the General Meeting of Members of the Association and the President.

7.3.4. The powers and competence of the Executive Director shall include:

- to represent the Association without a power of attorney inside and outside the Russian Federation in all governmental, public, commercial and other enterprises, agencies, organizations and associations;
- to submit the annual report on expenditures to the General Meeting of Members of the Association;
- to carry out the general management over the administrative and business activity of the Association;
- to enter into agreements and other transactions in accordance with this Charter;
- to open bank accounts; and
- to arrange for work with personnel within the Association, approve the Association's management structures, staff schedule and employees duties.

The rights, duties and liability of the Executive Director and provision of his/her material needs shall be determined by the contract.

The Executive Director may be dismissed from office prior to the expiration of the contractual term based on the provisions of the contract or applicable Law.

7.4. The control over the financial activity of the Association shall be carried out by the Auditing Commission elected by the General Meeting of Members of the Association for a three-year term.

The operation of the Auditing Commission shall be governed by the applicable Law, this Charter and the Regulations on the Auditing Commission approved by the General Meeting. Any member of the Association shall have the right to request the presence of its representative in the Auditing Commission.

Financial operation shall be audited at least once a year, and the results of such audit shall be reported on at the regular General Meeting.

7.5. All the officers of the Association, members of the Auditing Commission and Association employees shall be liable for maintaining the confidentiality of information and documentation of the Association or its Members available to them.

8. PROPERTY, ACCOUNTING AND RECORDS

8.1. In accordance with applicable law, the Association shall possess, use and dispose its property. The Association shall be the owner of its property, including property transferred to it by members of the Association and obtained as a result of its activity.

8.2. The property of the Association shall be formed out of the following sources:

- the admission, annual and specific contributions of the members;
- charitable contributions; and
- other sources not in conflict with applicable law.

8.3. The Association shall be generally financed by its members. The procedure for making admission and annual contributions shall be determined by the General Meeting of Members of the Association. The General Meeting shall have the right to impose penalties for delayed contributions. The initial annual contribution shall be made by each candidate member of the Association simultaneously with the admission contribution. Subsequent annual contributions shall be paid by each member during the first calendar month following the accounting fiscal year.

8.4. As a general rule, contributions shall be made in monetary form. Upon the consent of the General Meeting, members of the Association may make contributions in other kinds of property. The amount of in-kind contribution shall be evaluated in roubles as approved by the General Meeting and the contributing member of the Association. Members of the Association shall forfeit their right to dispose of contributed property.

8.5. The amounts of contributions and any changes related to the terms and forms of contribution shall be determined by the General Meeting of the Association.

8.6. Admission and annual contributions shall be used to support the activities provided by the Charter of the Association.

8.7. Specific contributions shall be used to finance certain events and programs. The terms, amounts and forms of contribution shall be determined by the General Meeting.

8.8. The property of the Association shall comprise fixed assets, working assets and other property which value is reflected on the Association's balance sheet. In case the Association gains a profit, it shall be used to replenish the funds and promote the development of the Association. Profits shall not be distributed among the Association's members.

8.9. In accordance with applicable Russian Federation law, the Association shall record its performance results, keep operative, accounting and statistical records and accounts and be responsible for their accuracy.

8.10. With a view to realization of the governmental social, economic and tax policy the Association shall be responsible for the safe-keeping of documents (managerial, financial, business, personnel, etc.); shall provide the documents of academic or historical importance transferred to the Central Archives of the Moscow City for government safe-keeping in accordance with the list of documents approved by the "Mosgorarkhiv" association; and keep and duly use personnel documents. The Association shall carry out the governmental mobilization readiness measures in accordance with applicable law and regulatory documents of the Russian Federation and the Moscow City.

8.11. The fiscal year of the Association shall be from 1 January to 31 December of each calendar year.

9. FINANCIAL MONITORING AND AUDITING

9.1. The Association shall maintain its accounting and statistical records and furnish information on its operation to state statistics and tax authorities, members of the Association and other parties in accordance with Russian Federation law and this Charter.

9.2. The General Meeting shall elect an Auditing Commission to monitor the financial and business activity of the Association. The composition and the term in office shall be determined by the General Meeting.

9.3. The Association may contractually retail an auditor to inspect the financial and business activity of the Association.

10. TERMINATION OF THE ASSOCIATION

10.1. The Association may be terminated by way of reorganization (merger, accession or division) or liquidation.
The decision on reorganization and its forms shall be adopted by the General Meeting of members of the Association.
Reorganization of the Association shall entail a transfer of its rights and duties to the successors.

10.2. Termination of the Association's activity shall occur:

- based on the joint decision in case the members are no longer interested in continuance of the Association's activity;
- in the event the number of its members is reduced to one;
- based on court decision, which invalidates the acts on the establishment of the Association; or
- on other grounds provided by the applicable Law.

10.3. In case the Association is liquidated:

- the General Meeting shall appoint a three-member liquidation commission which shall submit a liquidation balance sheet and liquidation proposals to the General Meeting for approval;
- elect the chairman of the commission; and
- determine the procedure and terms of liquidation.

10.3.1. As of the moment of its appointment, the liquidation commission shall undertake all functions on the management of the Association.

10.3.2. Monetary funds from the accounts of the Association shall be transferred based on instructions from the chairman of the commission.

10.3.3. All decisions of the liquidation commission shall be adopted by a simple majority of votes. Each member of the commission shall have one vote.

10.3.4. The liquidation commission shall make an official publication in a press agency at the location of the Association of its liquidation and of the procedure terms and terms for the filing of creditors' claims.

10.3.5. The liquidation commission shall evaluate the available property of the Association, identify its debtors and creditors, make settlements with them, draw up the liquidation balance sheet and submit it to the General Meeting.

The remaining property of the Association left after the satisfaction of all of its creditors' claims may not be distributed among its members. It shall be transferred for the attainment of objectives similar to those of the Association as provided for under its constituent documents.

10.3.6. Liquidation shall be deemed completed and the Association shall be deemed terminated as of the moment a relevant entry to the state register is made.

10.4. In the event of reorganization or winding-up, all of the documents shall be duly transferred to the successor.
In the absence of a successor, such documents shall be transferred to the archives for government safe-keeping. Such documents shall be transferred and arranged by and at the expense of the Association in accordance with the requirements of the archival authorities.

11. FINAL PROVISIONS

11.1. Relations not covered hereunder shall be governed in accordance with applicable Russian Federation law.

THE FOUNDERS OF THE ASSOCIATION:

OJSC ASVT General Director	______________	A.P. Ositis
OJSC Ivtelecom General Director	______________	G.P. Brusentsev
OJSC ELEKTROSVYAZ of Ryazan Region General Director	______________	V.N. Shevnev
OJSC ELEKTROSVYAZ of Kaluga Region General Director	______________	V.M. Telkov
OJSC SVYAZINFORM of Astrakhan Region General Director	______________	A.P. Prachkin

ROSTELECOM

Government of Moscow
MOSCOW REGISTRATION CHAMBER
REGISTERED
18 November 1999
Register number 89229
Chamber Representative

APPROVED
by the Meeting of Founders
Dated 1 September 1999

CHARTER
of the ISKRA Association of Federal Business Service Network Operators

Moscow, 1999

1. GENERAL PROVISIONS

1.1 The ISKRA Association of Federal Business Service Network Operators (hereinafter, the "Association") is a non-commercial organization established by legal entities to assist its members in the attainment of the objectives provided for under the charter.
1.2 The Association shall operate in accordance with the legislation of the Russian Federation and its constituent documents.
1.3 The full name of the Association in the Russian language is:
"Ассоциация операторов федеральной сети делового обслуживания "ИСКРА".
The abbreviated name of the Association in the Russian language shall be:
Ассоциация "СДО-Искра".
1.4 The Association shall be located at: 40 Leninsky Prospekt, Moscow 117334, Russian Federation (leased premises).
The above shall be the location of the standing governing body of the Association, its President.
1.5 The Association is a legal entity, acquiring this status as of the moment of its state registration. The Association has its own property, its own balance sheet and the right to open accounts with banks, as well as other rights not contradicting the applicable law.
The Association shall have a round seal, a stamp, a letterhead with its name and other means of visual identification.
1.6 To attain its objectives, the Association shall have the right, in its own name, to enter into agreements (within the limits of the powers delegated to it), to acquire property and other rights, to assume obligations and to sue and be sued in court.
1.7 The Association shall have the right to establish or participate in business companies and to join associations and union. The Association may establish branches and representative offices.
1.8 The Association shall be liable for its obligations to the full extent of its property.
The Association shall not be liable for the obligations of the state and the state shall not be liable for the obligations of the Association.
The Association shall not be liable for the obligations of its members.
Members of the Association shall be jointly and severally liable for its obligations pro rata to their contributions (including their unpaid portion). Liability of the members shall arise in the event the Association possesses no property to satisfy creditors' claims.
1.9 The term of existence of the Association shall be unlimited.

2. THE FOUNDERS

The following legal entities are the founders of the Association:
ASVT Open Joint Stock Company (OJSC ASVT), registered by decision of the Moscow Registration Chamber on 24/03/93, No. 023.378,
located at:19B Ulitsa Yablochkova, Moscow 127322,
settlement account 40702810300000000530 with CB Russky Generalny Bank;

Ivanovskiye Telecommunications Networks (OJSC Ivtelecom), registered by decision of the registration chamber of the Ivanov City Administration on 25/05/98, No. 3266,
located at: 1 1 Ulitsa 10 Avgusta, Ivanovo-Center 153000,
settlement account 40702610017000100348 with the Ivanovo Bank of the Russian Federation Savings Bank;

ELEKTROSVYAZ of Ryazan Region Open Joint Stock Company, registered by decision of the Ryazan City Registration Chamber on 15/11/93, No. 9136,
located at: 49 Ulitsa Pochtovaya, Ryazan 390000,
settlement account 40702810600010000071 with Prif-Vneshtorgbank of Ryazan;

ELEKTROSVYAZ of Kaluga Region Open Joint Stock Company (OJSC ELEKS), registered by resolution of the registration and expert analysis department of the Kaluga City Hall on 26/04/94, No. 632r,
located at: 38 Ulitsa Teatralnaya, Kaluga 248660,
settlement account 40702810600000467227 with Gazenergobank of Kaluga;

SVYAZINFORM of Astrakhan Region Open Joint Stock Company, registered by decision of the Astrakhan Registration Chamber on 09/09/97, No. 3015009241,
located at: 7/8 Pereulok Teatralny, Astrakhan 414000,
settlement account 40702810600000000484 with Volgo-Kaspiysky Bank of Astrakhan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY LONG DISTANCE AND INTERNATIONAL TELECOMMUNICATIONS ROSTELECOM

Date: april 22. 2002 By

V.I.Androsik
Deputy General Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY OF LONG DISTANCE AND INTERNATIONAL COMMUNICATIONS ROSTELECOM

Date: april 22. 2002 **By** /s/ **V.I. Androsik**

V.I. Androsik

Deputy General Director